                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-97794


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 18, 1996)
                              10,000,000 SHARES

                               [CRESCENT LOGO]

                                 COMMON STOCK
                       -------------------------------

     Crescent Real Estate Equities, Inc. (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust (a "REIT"). The Company owns a portfolio of real estate assets located primarily in 15 metropolitan submarkets in Texas and Colorado. The portfolio includes 37 office properties with an aggregate of approximately
10.6 million net rentable square feet, three full-service hotels with a total of 1,303 rooms and one destination health and fitness resort, two retail properties and economic interests in three residential development corporations. Upon completion of the pending investments described herein, the Company will have completed over $1 billion of real estate investments since the closing of its initial public offering in May 1994. In the aggregate, these investments represent an increase of approximately 256% in the gross book value of the Company's real estate assets. The Company is one of the largest publicly held REITs in the United States investing primarily in office properties.

     All of the common stock (the "Common Stock") offered hereby is being sold by the Company. Upon the closing of this offering, the Company's directors and senior management will beneficially own approximately 18.2% of the common equity of the Company.

     Since the closing of the Company's initial public offering, the Company has made regular quarterly distributions to holders of its Common Stock. The shares of Common Stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "CEI." On September 26, 1996, the last reported sale price of the Common Stock on the NYSE was $40 7/8 per share. See "Price Range of Common Stock and Distributions." To ensure that the Company maintains its qualification as a REIT for federal income tax purposes, ownership by any person generally is limited to 8.0% of the issued and outstanding shares of Common Stock. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     SEE "RISK FACTORS" AT PAGE 4 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.
                        -------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                      RELATES. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                                PRICE TO            UNDERWRITING           PROCEEDS TO
                                                 PUBLIC              DISCOUNT(1)           COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share................................        $40.375                $2.12                $38.255
-----------------------------------------------------------------------------------------------------------
Total (3)................................     $403,750,000           $21,200,000          $382,550,000
===========================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $2,500,000.
(3) The Company has granted the several Underwriters a 30-day option to purchase up to 1,500,000 additional shares to cover any overallotments. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $464,312,500, $24,380,000 and $439,932,500, respectively. See "Underwriting."
                        -------------------------------
     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York, on or about October 2, 1996.
                        -------------------------------

MERRILL LYNCH & CO.
                     DEAN WITTER REYNOLDS INC.
                                        PAINEWEBBER INCORPORATED
                                                             SMITH BARNEY INC.
                        -------------------------------

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 27, 1996.

                               PROPERTY LOCATIONS

        The inside front cover is a gatefold.

        The outside of the gatefold is a map of the United States that shows the location by city or state of the Properties owned by the Company and the Company's Pending Investments described in the Prospectus Supplement. The outside of the gatefold also includes two pie charts that display (i) the composition by Property type of the Company's property portfolio (including Pending Investments) as a percentage of funds from operations and (ii) the geographic distribution of the portfolio (including Pending Investments) as a percentage of total investments.

        The inside of the gatefold displays pictures of seven properties. The pictures are three pictures of Greenway Plaza in Houston, Texas (a Pending Investment) and one picture of each of the following: Canyon Ranch in Lenox, Massachusetts, Canyon Ranch in Tucson, Arizona, Central Park Plaza in Omaha, Nebraska, Three Westlake Park in Houston, Texas, 1615 Poydras in New Orleans, Louisiana and 301 Congress Avenue in Austin, Texas. In addition, the words "Continued Growth," the logo for Crescent Real Estate Equitites, Inc. and its name appear on the inside of the gatefold.

                        -------------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                        -------------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following Prospectus Supplement Summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus Supplement or in the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, all information presented in this Prospectus Supplement assumes no exercise of the Underwriters' overallotment option.

     Unless the context requires otherwise, the term "Company" as used herein includes Crescent Real Estate Equities, Inc. ("Crescent Equities"); its direct and indirect subsidiaries, including Crescent Real Estate Equities Limited Partnership (the "Operating Partnership"); Crescent Real Estate Equities, Ltd. ("CREE Ltd."), which is the general partner of the Operating Partnership; CRE Limited Partner, Inc. ("CLP, Inc."), which is a limited partner of the Operating Partnership; limited partnerships in which the Operating Partnership owns a substantial interest and whose general partners are wholly owned subsidiaries of CREE Ltd. and/or the Operating Partnership; and the other subsidiaries of the Operating Partnership.

     Certain matters discussed within this Prospectus Supplement are forward-looking statements within the meaning of the federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, there can be no assurance that these expectations will be realized. Factors that could cause actual results to differ materially from current expectations include the failure of pending investments to close, changes in general economic conditions, changes in local real estate conditions, timely leasing of unoccupied square footage, timely re-leasing of occupied square footage upon expiration, the Company's ability to generate sufficient revenues to meet debt service payments, availability of equity and debt financing and other risks described in this Prospectus Supplement or the accompanying Prospectus or incorporated herein or therein by reference.

     Capitalized terms used herein and not otherwise defined are as defined in the Glossary appearing elsewhere in this Prospectus Supplement.

                                  THE COMPANY

     The Company is a fully integrated real estate company operated as a real estate investment trust ("REIT"), which owns a portfolio of real estate assets (the "Properties") located primarily in 15 metropolitan submarkets in Texas and Colorado. The Properties include 37 office properties with an aggregate of approximately 10.6 million net rentable square feet (the "Office Properties"), three full-service hotels with a total of 1,303 rooms and one destination health and fitness resort (collectively, the "Hotel Properties"), two retail properties with an aggregate of approximately .2 million net rentable square feet (the "Retail Properties") and the real estate mortgages (the "Residential Development Property Mortgages") and non-voting common stock in three residential development corporations (the "Residential Development Corporations"). In addition, the Company owns one mortgage note (the "Mortgage Note") in the principal amount of $12.0 million secured by one Class A office property.

     Upon completion of the pending investments described herein, the Company will have completed over $1 billion of real estate investments consisting primarily of 43 office properties, five hotel and resort properties and one mortgage note, which in the aggregate represent an increase of approximately 256% in the gross book value of the Company's real estate assets since the closing of the initial public offering (the "Initial Offering") of its common stock (the "Common Stock") in May 1994. Management believes that it will be able to identify substantial opportunities for future real estate investments from a variety of sources, including life insurance companies seeking to reduce their direct real estate investments, corporations divesting of nonstrategic real estate assets and sellers requiring complex disposition structures.

     The Company's business objective is the maximization of total return to stockholders through increases in distributions and share price. Since the Initial Offering, the Company has increased its quarterly distributions from $.46 per share to $.55 per share, approximately 19.6%. In addition, the Company has announced an increase in its quarterly distribution to $.61 per share commencing with the distribution for the third quarter of 1996, an increase of approximately 32.6% since the Initial Offering. The market price per share of Common Stock has increased by approximately 63.5% since the Initial Offering, from $25.00 per share to $40.875 per share as of September 26, 1996. Since the Company's public offering of its Common Stock in April 1995 (the "April 1995 Offering"), the market price per share of Common Stock has increased by approximately 45.3%, from $28.125 per share to $40.875 per share as of September 26, 1996.

INVESTMENT STRATEGY

     The Company intends to continue utilizing its extensive network of relationships, market reputation and ready access to capital to achieve favorable returns on invested capital and growth in cash flow by:

        - acquiring high-quality office properties at prices significantly below their estimated replacement cost in selected markets and submarkets that management expects to experience above-average population and employment growth;

        - acquiring unique destination resort and luxury hotel properties at prices significantly below their estimated replacement cost; and

        - employing the corporate, transactional and financial skills of the Company's management team to structure innovative real estate investments.

OPERATING AND FINANCING STRATEGIES

     The Company seeks to enhance its operating performance and financial position by:

        - maintaining a high tenant retention rate through quality service, individualized attention to its tenants and active preventive maintenance programs;

        - applying aggressive leasing strategies in order to capture the potential rental growth in the Company's existing portfolio as occupancy and rental rates increase with the recovery of the markets and submarkets in which the Company has invested;

        - empowering management and employing compensation formulas linked directly with enhanced operating performance of the Company and its Properties; and

        - optimizing the use of debt and other sources of financing to create a flexible capital structure that will allow the Company to continue its opportunistic investment strategy.

     Upon the closing of this offering (the "Offering"), the Company's directors and senior management will beneficially own approximately 18.2% of the Company's common equity (consisting of shares of Common Stock and Units of ownership interest in the Operating Partnership), excluding options. This ownership percentage includes the approximately 16.1% ownership position of Richard E. Rainwater, the Chairman of the Board of Directors, the approximately 1.1% ownership position of John C. Goff, the Chief Executive Officer, and the approximately .7% ownership position of Gerald W. Haddock, the President and Chief Operating Officer. In addition, directors and senior management have been granted options vesting over periods ranging from one to seven years to acquire common equity representing approximately 8.3% of the Company's total common equity following the closing of the Offering, assuming the exercise of all such options. These amounts include options granted to Messrs. Rainwater, Goff and Haddock to acquire approximately 1.3%, 3.3% and 3.0%, respectively, of such common equity.

                                   PROPERTIES

     The following table provides an overview of the Office Properties as of June 30, 1996 and the states, cities and submarkets in which they are located. For information regarding additional office properties expected to be acquired by the Company, see "Recent Developments -- Pending Investments."

                                                                                              PERCENT
                                                                TOTAL        PERCENT OF      LEASED AT
                                                 NUMBER OF     COMPANY      TOTAL COMPANY     COMPANY
               STATE, CITY, SUBMARKET            PROPERTIES     NRA(1)         NRA(1)        PROPERTIES
    -------------------------------------------- ----------   ----------    -------------    ----------
    TEXAS
      DALLAS
         Far North Dallas........................      4       1,403,199          13%             95%
         Las Colinas/Irving......................      3       1,198,801          11              97
         Uptown..................................      1       1,205,212          12              93
         LBJ/North Central Expressway............      1         239,103           2             100
         Oak Lawn................................      1         233,484           2              62
                                                     ---      ----------         ---             ---
           Subtotal/Weighted Average Dallas......     10       4,279,799          40%             93%
                                                     ---      ----------         ---             ---
      FORT WORTH
         Central Business District ("CBD").......      1         954,895           9%             84%
                                                     ---      ----------         ---             ---
      HOUSTON
         The Woodlands(2)........................     12         812,359           8%             90%
         Katy Freeway(3).........................      1         414,251           4             100
                                                     ---      ----------         ---             ---
           Subtotal/Weighted Average Houston.....     13       1,226,610          12%             93%
                                                     ---      ----------         ---             ---
      AUSTIN
         CBD.....................................      1         418,443           4%             86%
         Northwest...............................      1         125,959           1             100
         Southwest...............................      1          99,792           1              89
                                                     ---      ----------         ---             ---
           Subtotal/Weighted Average Austin......      3         644,194           6%             89%
                                                     ---      ----------         ---             ---
    COLORADO
      DENVER
         CBD.....................................      1         550,807           5%             97%
         Cherry Creek............................      2         549,217           5              72
         Denver Technology Center ("DTC")........      1         309,862           3              98
                                                     ---      ----------         ---             ---
           Subtotal/Weighted Average Denver......      4       1,409,886          13%             87%
                                                     ---      ----------         ---             ---
      COLORADO SPRINGS...........................      1         252,857           2%            100%
                                                     ---      ----------         ---             ---
    ARIZONA
      PHOENIX
         CBD.....................................      1         476,373           4%             74%
         Camelback Corridor......................      1          84,460           1             100
                                                     ---      ----------         ---             ---
           Subtotal/Weighted Average Phoenix.....      2         560,833           5%             78%
                                                     ---      ----------         ---             ---
    LOUISIANA
      NEW ORLEANS
         CBD(3)..................................      1         508,741           5%             70%
                                                     ---      ----------         ---             ---
    NEBRASKA
      OMAHA
         CBD.....................................      1         409,850           4%             98%
                                                     ---      ----------         ---             ---
    NEW MEXICO
      ALBUQUERQUE
         CBD.....................................      1         365,952           4%             87%
                                                     ---      ----------         ---             ---
              TOTAL/WEIGHTED AVERAGE.............     37      10,613,617         100%             90%
                                                     ===      ==========         ===             ===

---------------

(1) Represents net rentable area in square feet owned by the Company.
(2) Two of the Company's Office Properties in this submarket were acquired subsequent to June 30, 1996.
(3) The Office Property in this submarket was acquired subsequent to June 30, 1996.

     The following table sets forth certain information about the Hotel Properties for the six months ended June 30, 1996 and 1995. The information for the Hotel Properties is based on available rooms, except for Canyon Ranch-Tucson, which is a destination health and fitness resort that measures its performance based on available guest nights.

                                                                           FOR THE SIX MONTHS
                                                                             ENDED JUNE 30,
                                                             ----------------------------------------------
                                                                AVERAGE          AVERAGE       REVENUE PER
                                                               OCCUPANCY          DAILY         AVAILABLE
                                                                 RATE              RATE            ROOM
                                                             -------------     ------------    ------------
     HOTEL PROPERTY(1)             LOCATION        ROOMS     1996     1995     1996    1995    1996    1995
---------------------------    ----------------    ------    ----     ----     ----    ----    ----    ----
Hyatt Regency Beaver Creek     Avon, CO               295     68%      70%     $241    $220    $173    $160
Denver Marriott City Center    Denver, CO             613     81       78       104      97      84      76
Hyatt Regency Albuquerque      Albuquerque, NM        395     78       77        93      85      72      66
                                                    -----     --       --      ----    ----    ----    ----
     TOTAL/WEIGHTED AVERAGE                         1,303     77%      76%     $132    $121    $101    $ 92
                                                    =====     ==       ==      ====    ====    ====    ====
Canyon Ranch-Tucson(2)         Tucson, AZ             240(3)  85%(4)   80%(4)  $503(5) $509(5) $413(6) $395(6)

---------------
(1) The Company cannot, consistent with its status as a REIT for federal income tax purposes, operate the Hotel Properties directly and, accordingly, has leased the Hotel Properties to lessees pursuant to long-term leases. See "Properties -- Hotel Leases."
(2) Acquired subsequent to June 30, 1996.
(3) Represents the maximum number of guests that Canyon Ranch-Tucson can accommodate per night.
(4) The occupancy rate equals the number of paying and complimentary guests for the period, divided by the maximum number of available guest nights for the period (43,440 guest nights for the six months ended June 30, 1995 and 43,680 guest nights for the six months ended June 30, 1996, based on a maximum of 240 guests per night).
(5) ADR equals the average daily "all-inclusive" guest package charges for the period, divided by the average daily number of paying guests for the period.
(6) REVPAR equals the total "all-inclusive" guest package charges for the period, divided by the maximum number of available guest nights for the period.

                              RECENT DEVELOPMENTS

INCREASE IN DISTRIBUTIONS

     The Company has announced an increase in its quarterly distribution to $.61 per share beginning with the distribution for the third quarter of 1996, an increase of approximately 10.9%. Holders of shares of Common Stock purchased in the Offering will be entitled to receive the distribution for the third quarter of 1996 (as long as they continue to be holders on the record date for the distribution). The record date has not yet been determined.

COMPLETED INVESTMENTS

     Since January 1, 1996, the Company has completed approximately $194 million of real estate investments, consisting primarily of five Class A Office Properties containing approximately 2.0 million net rentable square feet and one destination health and fitness resort. These Properties are located in submarkets of metropolitan areas within Texas (in Dallas, Austin and Houston), Louisiana (in New Orleans), Nebraska (in Omaha) and Arizona (in Tucson).

PENDING INVESTMENTS

     As of September 10, 1996, the Company had pending approximately $244 million in additional real estate investments (the "Pending Investments"), including a property portfolio that consists primarily of 10 office properties containing approximately 4.3 million net rentable square feet and one destination health and fitness resort. These investments, which are expected to close in October and November 1996, respectively, are subject to the completion of due diligence and to customary closing conditions. The Pending Investments also include one Class A office building to be developed adjacent to an existing Office Property, with the building (which is substantially pre-leased) expected to be completed in October 1997. Upon completion of the Pending Investments (excluding the

Class A office building to be developed), the Company's Office and Retail Properties in Dallas/Fort Worth and Houston, Texas and in Denver, Colorado will represent an aggregate of approximately 81% of such portfolio based on total net rentable square feet, and are expected to account for an aggregate of approximately 82% of office and retail property rental revenues, based on pro forma financial information for the six months ended June 30, 1996.

FINANCING ACTIVITIES

     The Company obtained a $175 million credit facility (the "Credit Facility") in June 1996 to enhance the Company's financial flexibility in making new real estate investments. The Credit Facility initially has a term that expires in March 1997, and outstanding advances under the Credit Facility currently bear interest at the Eurodollar rate plus 240 basis points. Upon completion of the Offering, the Credit Facility will be unsecured, the term will be extended until March 1999, and the annual interest rate will be reduced to the Eurodollar rate plus 185 basis points.

REORGANIZATION

     On June 17, 1996, the stockholders of Crescent Equities approved a proposal authorizing its reorganization as a Texas real estate investment trust in order to take advantage of recent changes in Texas law. The reorganization is expected to be completed in October 1996.

                                 DISTRIBUTIONS

     The Company intends to continue making regular quarterly distributions to its stockholders. The Company's current quarterly distribution rate is $.55 per share, an indicated annualized distribution of $2.20 per share, and the Company has announced an increase in its quarterly distribution to $.61 per share, an indicated annualized distribution of $2.44 per share, commencing with the distribution for the third quarter of 1996. Future distributions will be at the discretion of the Board of Directors. See "Recent Developments -- Increase in Distributions" and "Price Range of Common Stock and Distributions."

                                  THE OFFERING

     All of the shares of Common Stock offered hereby are being offered by the Company.

Common Stock Offered in the Offering.........................  10,000,000 shares

Common Stock to be Outstanding After the Offering............  33,596,586 shares(1)

Common Stock and Units to be Outstanding After the
  Offering...................................................  39,630,552 shares and Units(1)(2)

Use of Proceeds..............................................  To repay indebtedness under the
                                                               Credit Facility and other
                                                               short-term financing incurred in
                                                               connection with recently acquired
                                                               Properties, to fund the cash
                                                               portion of the Pending Investments,
                                                               to pay certain indebtedness
                                                               associated with one Pending
                                                               Investment and to make future
                                                               acquisitions.

NYSE Symbol..................................................  "CEI"

---------------

(1) This amount does not include $25 million of shares of Common Stock issuable in connection with one Pending Investment and an additional up to $19 million of shares of Common Stock issuable in connection with another Pending Investment.
(2) Units are exchangeable on a one-for-one basis for shares of Common Stock or, at the option of the Company, cash, subject to certain exceptions.

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth certain summary financial information for the Company on a consolidated pro forma and historical basis and for the Rainwater Property Group (the Company's predecessor) on a combined historical basis, which consists of the combined financial statements of the entities that contributed Properties in exchange for Units or shares of Common Stock in connection with the formation of the Company. Such information should be read in conjunction with "Selected Financial Data" and the financial statements and notes thereto incorporated by reference into the accompanying Prospectus.

     The pro forma information for the year ended December 31, 1995 assumes completion of (i) the April 1995 Offering and Mr. Rainwater's concurrent $31 million investment in the Operating Partnership and the use of the net proceeds therefrom to repay approximately $167 million of indebtedness secured by certain of the Properties, (ii) the Offering and the use of the net proceeds therefrom to repay approximately $160 million of indebtedness, to pay approximately $160 million of the acquisition cost of two Pending Investments and to invest the remaining proceeds of approximately $60 million in short-term marketable securities and (iii) the acquisition of the Properties acquired during 1995 and 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of January 1, 1995, in determining operating and other data.

     The pro forma information for the six months ended June 30, 1996 assumes completion of (i) the Offering and the use of the net proceeds therefrom to repay approximately $160 million of indebtedness, to pay approximately $160 million of the acquisition cost of two Pending Investments and to invest the remaining proceeds of approximately $60 million in short-term marketable securities and (ii) the acquisition of the Properties acquired during 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of January 1, 1996, in determining operating and other data, and the acquisition of the Properties acquired subsequent to June 30, 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of June 30, 1996, in determining balance sheet data.

                      CRESCENT REAL ESTATE EQUITIES, INC.
            CONSOLIDATED PRO FORMA AND HISTORICAL FINANCIAL DATA AND
          RAINWATER PROPERTY GROUP COMBINED HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         COMPANY
                               -------------------------------------------------------------------------------------------
                                            SIX MONTHS ENDED                                                    FOR THE
                                                JUNE 30,                                                      PERIOD FROM
                               ------------------------------------------     PRO FORMA                          MAY 5,
                                                       HISTORICAL             YEAR ENDED       YEAR ENDED       1994 TO
                                PRO FORMA      --------------------------    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                  1996            1996           1995            1995             1995            1994
                               -----------     -----------    -----------    ------------     ------------    ------------
                               (UNAUDITED)     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
OPERATING DATA:
Total Revenue................. $   133,893     $    88,059    $    55,183     $   266,599      $   129,960     $    50,343
Operating income (loss).......      37,242          16,043         14,393          76,209           30,858          10,864
Income (loss) before minority
 interests and extraordinary
 item.........................      39,417          18,218         16,332          81,709           36,358          12,595
Income per share before
 extraordinary item........... $       .96     $       .62    $       .65     $      1.96      $      1.31     $       .56
BALANCE SHEET DATA
 (AT PERIOD END):
Total assets.................. $ 1,498,591     $ 1,053,366    $   703,211              --      $   964,171     $   538,354
Total debt....................     545,053         534,408        199,000              --          444,528         194,642
Total stockholders' equity....     799,999         395,148        378,497              --          406,531         235,262
OTHER DATA:
Funds from Operations before
 minority interests(1)........ $    62,618     $    36,728    $    29,884     $   124,600      $    64,475     $    32,723
Weighted average shares of
 Common Stock and Units
 outstanding..................  40,230,886      28,876,941     25,348,191      40,174,267       27,091,003      22,498,855
Cash flow provided by (used in):
 Operating activities.........          --(2)  $    29,676    $    26,467              --(2)   $    62,107     $    33,716
 Investing activities.........          --(2)      (90,566)      (188,987)             --(2)      (418,502)       (272,740)
 Financing activities.........          --(2)       55,640        142,170              --(2)       343,079         265,608

                                            RAINWATER PROPERTY GROUP
                                -------------------------------------------------
                                PERIOD FROM
                                JANUARY 1,
                                  1994 TO           YEAR ENDED DECEMBER 31,
                                  MAY 4,       ----------------------------------
                                   1994          1993        1992         1991
                                -----------    --------    ---------    ---------
OPERATING DATA:
Total Revenue.................   $   21,185    $ 57,168    $  49,586    $  44,211
Operating income (loss).......       (1,599)    (53,024)     (36,612)     (41,876)
Income (loss) before minority
 interests and extraordinary
 item.........................       (1,599)    (53,024)     (36,612)     (41,876)
Income per share before
 extraordinary item...........           --          --           --           --
BALANCE SHEET DATA
 (AT PERIOD END):
Total assets..................           --    $290,869    $ 296,291    $ 300,702
Total debt....................           --     278,060      548,517      550,878
Total stockholders' equity....           --       2,941     (328,240)    (308,827)
OTHER DATA:
Funds from Operations before
 minority interests(1)........           --          --           --           --
Weighted average shares of
 Common Stock and Units
 outstanding..................           --          --           --           --
Cash flow provided by (used in):
 Operating activities.........   $    2,455    $  9,313    $    (640)   $  (7,294)
 Investing activities.........       (2,379)    (20,572)      (8,924)      (6,094)
 Financing activities.........      (21,310)     28,861       14,837       14,061

---------------

(1) Funds from Operations ("FFO"), based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net income (loss) (determined in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. For a more detailed definition and description of FFO, see "Selected Financial Data."
(2) Pro forma information relating to operating, investing and financing activities has not been included because management believes that the information would not be meaningful due to the number of assumptions required in order to calculate this information.

                                  THE COMPANY

     The Company is a fully integrated real estate company operated as a REIT, which owns a portfolio of Properties located primarily in 15 metropolitan submarkets in Texas and Colorado. The Properties include 37 Office Properties with an aggregate of approximately 10.6 million net rentable square feet, three full-service Hotel Properties with a total of 1,303 rooms and one destination health and fitness resort Hotel Property that can accommodate up to 240 guests daily, two Retail Properties with an aggregate of approximately .2 million net rentable square feet and the Residential Development Property Mortgages and non-voting common stock in the three Residential Development Corporations. In addition, the Company owns one Mortgage Note in the principal amount of $12.0 million secured by one Class A office property.

     The business objective of the Company is the maximization of total return to stockholders through increases in distributions and share price. Since the Initial Offering in May 1994, the Company has increased its quarterly distributions from $.46 per share to $.55 per share, approximately 19.6%. In addition, the Company has announced an increase in its quarterly distribution to $.61 per share commencing with the distribution for the third quarter of 1996, an increase of approximately 32.6% since the Initial Offering. The market price per share of Common Stock has increased by approximately 63.5% since the Initial Offering, from $25.00 per share to $40.875 per share as of September 26, 1996. Since the April 1995 Offering, the market price per share of Common Stock has increased by approximately 45.3%, from $28.125 per share to $40.875 per share as of September 26, 1996.

     The Company has achieved these results by employing a well-defined investment strategy that focuses on high-quality office properties in selected growth markets, unique destination resort and luxury hotel properties and other opportunistic real estate investments. In addition, the Company employs an operating strategy that is designed to capitalize on the rental growth potential of the Company's Office Property portfolio.

INVESTMENT STRATEGY

     The Company acquires both premier and underperforming assets by utilizing its extensive network of relationships, market reputation, ready access to capital and ability to structure transactions creatively. Management believes that it will be able to identify substantial opportunities for future real estate investments from sources such as life insurance companies seeking to reduce their direct real estate investments, corporations divesting of nonstrategic real estate assets and sellers requiring complex disposition structures.

     The Company's targeted investments include office properties that can be acquired at significant discounts from replacement costs and that provide both a favorable current return on invested capital and the opportunity for significant cash flow growth through future increases in rental rates. Integral to this investment strategy is the identification of specific markets and submarkets that management believes will experience significant increases in demand for office space due to the impact of factors that management expects to have a positive effect on population and employment growth, including (i) local factors, such as political environments favorable to business, the availability of skilled and competitively priced labor, favorable corporate and individual tax structures, affordable housing and a favorable quality of life, as in markets such as Albuquerque, Omaha and Austin, (ii) demographic shifts in the United States, such as the relocation of businesses and the migration of people from the Northeast and the West Coast to Texas, Colorado and Arizona and (iii) specific regional, national and global economic developments, such as an increase in demand for natural resources and the resulting employment growth in markets that have a significant presence in the oil and gas industry such as Houston and New Orleans.

     The markets and submarkets in which the Company concentrates its acquisitions of office properties are those in which, in addition to anticipated above-average population and employment growth, replacement cost rental rates are significantly in excess of current market rental rates. Management believes that investment in markets and submarkets in which market rental rates are below the level necessary to justify new construction will allow the Company to continue to increase rental rates and cash flows as demand for available office space increases.

     In addition to office properties, the Company targets destination resort and luxury hotel properties which, due to their high replacement cost or unique concept or location, are difficult to replace and experience little or no direct competition. The recent increase in demand for destination resort and luxury hotel rooms has been met with virtually no increase in the supply of rooms, resulting in increasing occupancies and room rates. Management anticipates that this trend will continue. In addition, management believes that numerous opportunities to purchase destination resort and luxury hotel properties at prices significantly below replacement cost will continue to be available. The competition for such acquisitions is limited as a result of (i) the high dollar value of these types of properties, (ii) the specialized management expertise necessary to operate destination resorts and luxury hotels and (iii) the complex ownership structures currently associated with these types of properties. As a result, management believes that the Company will be able to acquire these types of properties on terms that will provide attractive returns and substantial potential for cash flow growth.

     The Company also seeks other opportunistic real estate investments that offer superior returns on its capital investment. For example, the Company has invested in nine single-family, townhome and luxury condominium Residential Development Properties. In making these types of investments, the Company focuses on opportunities that require a relatively low capital investment in comparison to the Company's other real estate investments or that have substantial infrastructure in place and have been undermanaged and undermarketed.

     Upon completion of the Pending Investments, the Company will have completed over $1 billion of real estate investments since the Initial Offering. As a result, the gross book value of the Company's real estate assets will have increased by approximately 256% since the Initial Offering. Management believes that the Company's success in completing investments is the result of several competitive advantages, including (i) management's ability, due to its extensive network of relationships, to identify property acquisition opportunities, often before the property is offered for sale, (ii) the proven ability of management to identify underperforming assets that can be acquired at market prices not reflecting their potential value, (iii) management's skill and creativity in consummating unusual and complex transactions, such as acquisitions of mixed-use facilities, and transactions that satisfy the special needs of sellers and (iv) the Company's reputation for "certainty of closure" as a result of its proven ability to complete large, time-sensitive transactions based on its internal due diligence capability and expertise and its ready access to capital. Management also believes that these competitive advantages offer the Company increased opportunities to acquire attractive properties, often on terms more favorable than those available to other potential purchasers.

OPERATING STRATEGY

     The Company focuses its operational efforts on providing quality service, active preventive maintenance programs and individualized attention to its tenants, while managing Property operating expenses to ensure competitive pricing. Management believes that this focus on creating and maintaining long-term relationships with its tenants increases tenant retention, which in turn reduces vacancy rates and leasing costs and enhances overall operating performance. For the year ended December 31, 1995, the Company retained 60% of the tenants whose leases expired during the year at an average leasing cost (including tenant improvements and leasing commissions) of $5.45 per square foot, compared to an average leasing cost during the same period of $11.02 per square foot for new tenants.

     The Company also maintains an aggressive leasing strategy in order to capture the potential rental growth in its portfolio as the submarkets in which the Company has invested continue to recover and occupancy and rental rates increase. As of June 30, 1996, the weighted average rental rate for the Company's Office Properties was $17.71 per square foot (including free rent and scheduled rent increases that would be taken into account under generally accepted accounting principles and expense recoveries), compared to an estimated weighted average replacement cost rental rate (the rate necessary to justify new construction) of $26.09 per square foot. Many of the Company's submarkets have experienced substantial rental rate growth during the past 18 months. As a result, the Company has been successful in renewing or re-leasing office space in these markets at rental rates significantly above the expiring rental rates. For the six months ended June 30, 1996, leases were signed renewing or re-leasing 372,230 square feet of office space at a weighted average rental rate of $19.68 per square foot, compared to expiring leases with a weighted average rental rate of $15.88 per square foot, a 23.9% increase, with each of these average rental rates including free rent and scheduled rent increases that would be taken into account under generally accepted accounting principles and expense recoveries.

     In appropriate circumstances, the Company also expects to capitalize on and enhance its long-term relationships with tenants that have a need for additional or alternative office space by making such space available through new construction. One example is the recently executed BMC Software, Inc. lease for additional space in a new building to be owned by the Company and designed to suit the needs of BMC Software. The office building will be constructed adjacent to The Avallon (an Office Property in the Northwest submarket of Austin, Texas). The Avallon was 100% leased as of August 31, 1996, with 78% leased to BMC Software, which has extended its current lease.

     The Company provides its skilled management team with substantial flexibility in conducting Company operations while offering incentives that reward management based on compensation formulas linked directly with enhanced operating performance. Upon the closing of the Offering, the Company's directors and senior management will beneficially own approximately 18.2% of the common equity of the Company (consisting of shares of Common Stock and Units), excluding options, including the approximately 16.1% ownership position of Mr. Rainwater, the approximately 1.1% ownership position of Mr. Goff and the approximately .7% ownership position of Mr. Haddock. In addition, directors and senior management have been granted options vesting over periods ranging from one to seven years to acquire common equity that will represent approximately 8.3% of the Company's total common equity following the closing of the Offering, assuming the exercise of all such options. These amounts include options granted to Messrs. Rainwater, Goff and Haddock to acquire approximately 1.3%, 3.3% and 3.0%, respectively, of such common equity. All options granted to directors and senior management were granted at fair market value on the date of grant, including options to acquire 1,000,000 Units granted to each of Messrs. Goff and Haddock on July 16, 1996. The average exercise price of all options granted to directors and senior management is $31.32 per share or Unit. More detailed information regarding options granted to the Company's directors and senior management is contained in the Proxy Statement in connection with the Company's 1996 Annual Meeting of Stockholders and its Current Report on Form 8-K, dated June 17, 1996 and filed September 11, 1996.

FINANCING STRATEGY

     The Company intends to maintain a conservative capital structure with total debt targeted at approximately 40% of total market capitalization. The Company, however, consistently seeks to optimize its use of debt and other sources of financing to create a flexible capital structure that will allow the Company to continue its opportunistic investment strategy and maximize the returns to its stockholders.

ORGANIZATION

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, directly through the Operating Partnership and its subsidiaries and indirectly through its investments in the Residential Development Corporations. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     Crescent Equities was formed on February 9, 1994. Its executive offices are located at 900 Third Avenue, Suite 1800, New York, New York 10022, and its telephone number is (212) 836-4216. The executive offices of the Operating Partnership are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 877-0477.

                              RECENT DEVELOPMENTS

INCREASE IN DISTRIBUTIONS

     The Company has announced an increase in its quarterly distribution to $.61 per share beginning with the distribution for the third quarter of 1996, an increase of approximately 10.9%. Holders of shares of Common Stock purchased in the Offering will be entitled to receive the distribution for the third quarter of 1996 (as long as they continue to be holders on the record date for the distribution). The record date has not yet been determined.

COMPLETED INVESTMENTS

     The following briefly describes the Company's Property acquisitions since January 1, 1996. More detailed information regarding each of the Properties described, including significant tenants and lease expirations, is set forth below under "Properties." The information regarding the replacement costs of the Properties is based on management estimates at the times of the acquisitions.

     Average quoted market rental rates and occupancy and leasing percentages for the Company's submarkets, as specified below or as set forth under "-- Pending Investments" and in more detail under "Properties," are derived from third-party sources, consisting of M/PF Research, Inc., The Woodlands Corporation, Cushman & Wakefield of Texas, Inc., CB Commercial, Cushman & Wakefield of Colorado, Inc., Turner Commercial Research, Grubb & Ellis, Jamison Research, Inc., Compass Management and Leasing, BOMA, Koll-CBS and Baca Landata, Inc. Average quoted market rental rates do not necessarily represent the amounts at which available space at the Company's Office Properties will be leased.

     3333 Lee Parkway. On January 5, 1996, the Company acquired 3333 Lee Parkway, a 12-story Class A office building containing approximately 234,000 net rentable square feet and located in the Oak Lawn submarket of Dallas, Texas. Constructed in 1983, the building, including the six-level, 738-space underground parking garage, was purchased for approximately $14.5 million, approximately 46% of the Property's estimated replacement cost. As of June 30, 1996, 3333 Lee Parkway was 62% leased and had the largest block of available contiguous Class A office space in the combined Oak Lawn/Uptown submarkets. Leases of approximately 85,000 square feet of the leased space expire at the end of 1996 and, with this additional space, management believes that the building will be well-positioned to attract prospective tenants that are in the market for large, contiguous blocks of office space. In August 1996, the Company entered into a nonbinding agreement to lease, in stages from June 1997 through May 1998, a total of approximately 120,000 net rentable square feet at an initial full-service equivalent rental rate of $19.24 per square foot ($17.70 per square foot plus electricity), which represents an approximately 24% increase from existing average full-service rental rates of $15.50 per square foot (including expense recoveries) currently paid at the Property. Under the agreement to lease, the rental rate increases to a full-service equivalent rental rate of $21.74 ($20.20 plus electricity) by July 2006. Management anticipates that it will be able to increase the Property's cash flow further by leasing the remaining currently available space at 3333 Lee Parkway at similar rental rates.

     301 Congress Avenue. On April 18, 1996, the Company, together with Aetna Life Insurance Company ("Aetna"), formed 301 Congress Avenue, L.P., a Delaware limited partnership in which the Company and Aetna each own a 50% interest. Crescent/301, L.L.C., a Delaware limited liability company that is wholly owned by the Operating Partnership and CREE Ltd., serves as the general partner of 301 Congress Avenue, L.P. On April 18, 1996, the partnership acquired 301 Congress Avenue, a 22-story Class A office building located in the CBD submarket of Austin, Texas. The Company contributed approximately $21.6 million to the partnership, representing approximately 65% of the estimated replacement cost of the Company's interest in the Property. Built in 1986, 301 Congress Avenue is located on a 1.54-acre site, contains approximately 418,000 net rentable square feet and has an attached 841-space parking structure. With Class A office space in Austin's two principal suburban submarkets approximately 99% leased, management believes that the Austin CBD submarket will become increasingly attractive to prospective tenants. As of June 30, 1996, 301 Congress Avenue was 86% leased. The Company recently entered into a lease with a new tenant for approximately 40,000 net rentable square feet beginning in February 1997. Upon commencement of this new lease, the Property will be 96% leased.

     Central Park Plaza. On June 13, 1996, the Company acquired Central Park Plaza, a Class A office building, with two 15-story towers, located in the CBD submarket of Omaha, Nebraska. Built in 1982 on a one-acre site, Central Park Plaza is the largest office building in the Omaha metropolitan area. The building contains approximately 410,000 net rentable square feet and has 20 covered parking spaces in the building and access to 700 parking spaces in an adjacent parking garage. As of June 30, 1996, the average base rental rate (adjusted to an equivalent full-service rental rate) paid at the Property was $13.31 per square foot, approximately 29% below average Class A quoted market rental rates for the Omaha CBD submarket. Rental rates in the Omaha CBD submarket are quoted on a full-service basis. The Company purchased Central Park Plaza for approximately $25.5 million, approximately 45% of the Property's estimated replacement cost. Management believes that the rapid growth of the telecommunications industry combined with the revitalization of Omaha's CBD submarket will continue to support high occupancy rates and improving rental rates in the submarket. As of June 30, 1996, Central

Park Plaza was 98% leased, with 71% leased to high-credit tenants such as First National Bank of Omaha, Acceptance Insurance Company, ConAgra, Inc. and Government Services Administration Corps of Engineers-Omaha.

     Canyon Ranch-Tucson. On July 26, 1996, the Company acquired Canyon Ranch-Tucson, an award-winning, destination health and fitness resort located on more than 50 acres at the base of the Catalina Mountains in Tucson, Arizona. Canyon Ranch-Tucson, which can accommodate 240 guests on a daily basis, features a 62,000 square foot spa complex, a 16,000 square foot life enhancement center offering structured therapy and counseling, a 12,000 square foot health and healing center with a complete staff of physicians, dietitians, psychologists and therapists, dining facilities, eight outdoor tennis courts, one indoor and three outdoor pools, massage therapists and a staff of fitness trainers. During 1995, the resort had an occupancy rate of 77%, based on a maximum occupancy of 240 guests per night, and approximately $32.0 million in revenue. Canyon Ranch-Tucson, along with its "sister" spa, Canyon Ranch-Lenox, have consistently been voted among the top U.S. spas, according to Conde Nast Traveler magazine. The Company purchased the resort for approximately $57.0 million, approximately $27.0 million of which was paid through the issuance of Units to the prior owners. The previous owners will continue to manage and operate Canyon Ranch-Tucson pursuant to a 30-year management agreement.

     On July 26, 1996, the Company also obtained an option to acquire up to 30% of a management company to be formed by the former owner of Canyon Ranch-Tucson within the next year. The management company will have all rights to develop and manage new Canyon Ranch resorts, both within the United States and internationally. In addition, the management company will have the authority to use and sublicense the Canyon Ranch name and trademarks on a worldwide basis for business opportunities. This authority includes all licensing, development and management rights associated with a new Canyon Ranch resort planned to be developed in Bali, Indonesia. The option, which the Company must first exercise on or before July 26, 1997, may be exercised in full at that time or in three separate increments for an aggregate maximum amount of $6.0 million. Management believes that, through the value associated with the Canyon Ranch name, the Company will have the opportunity to receive significant returns on its investment as Canyon Ranch expands its franchise.

     The Woodlands. On July 31, 1996, the partnership that owns the 10 Woodlands Office Properties in The Woodlands community near Houston, Texas, and in which the Company holds a 75% limited partner interest, acquired two additional one-story office buildings containing an aggregate of approximately 109,000 net rentable square feet. With this acquisition, the Company owns approximately 812,000 net rentable square feet in The Woodlands. The partnership paid approximately $11.0 million for these two Office Properties. The two buildings were constructed in 1995 and 1996, and each is currently occupied by a single tenant. As of June 30, 1996, each of the two buildings was 100% leased.

     Three Westlake Park. On August 16, 1996, the Company acquired for approximately $29.0 million the principal economic interest in Three Westlake Park through its acquisition from the lender of a mortgage note (the "Three Westlake Note"), in the principal amount of approximately $46.3 million. Prior to the Company's acquisition of the Three Westlake Note, the seller granted the borrower an extension of the maturity date of the Three Westlake Note from February 1997 to February 2004. Under the terms of the Three Westlake Note, as modified, the Company will receive all net cash flow from the Property through February 2004. The Three Westlake Note also provides for the acceleration of the maturity of the Three Westlake Note if Amoco Production Company, the principal tenant of the Property, does not exercise its option to renew its lease of 99% of the Property's net rentable square feet by December 1999. The Three Westlake
Note is secured by a first priority deed of trust on Three Westlake Park, a 19-story Class A office property containing approximately 414,000 net rentable square feet and located in the Katy Freeway submarket of Houston, Texas. Also known as The Energy Corridor, this submarket is home to a number of the world's largest oil companies. The purchase price of the Three Westlake Note represents approximately 47% of the Property's estimated replacement cost. As of June 30, 1996, the Property, which was constructed in 1983, was 100% leased.

     1615 Poydras. On August 23, 1996, the Company acquired 1615 Poydras, a 23-story Class A office building in New Orleans, Louisiana. Built in 1984, the building contains approximately 509,000 net rentable square feet and has an attached 495-space parking structure. The building is located on a 1.3-acre site subject to a 99-year ground lease that commenced in 1990 and is part of a three-building complex known as Equitable Center. In connection with the acquisition, the Company assumed the rights and obligations of the lessee under the ground lease, including the lessee's obligation to purchase the land for approximately $1.0 million in May 1997. 1615 Poydras is one of the premier office buildings in New Orleans and is in close proximity to the Regional Medical Center, the Louisiana Superdome sports complex, the French Quarter, and the New Orleans' financial and legal districts. The Company purchased 1615 Poydras for approximately $36.5 million, approximately 45% of the Property's estimated replacement cost. The Property's major tenant is Freeport-McMoRan, Inc., whose headquarters is located in the building. Freeport-McMoRan leases approximately 62% of the Property's net rentable square feet under a lease that expires in 2004. Management believes that New Orleans will be a major beneficiary of anticipated long-term growth in global energy demand because the city is at the center of the energy production and distribution network in the Gulf of Mexico. As of June 30, 1996, 1615 Poydras was approximately 70% leased.

PENDING INVESTMENTS

     The following briefly describes the Pending Investments. The Pending Investments are expected to close by November 1996 (other than the expansion of The Avallon, which is expected to be completed in October 1997) and are subject to the completion of due diligence and to customary closing conditions. There is no assurance that the Pending Investments will be completed.

     Greenway Plaza Portfolio. On August 15, 1996, the Company signed a contract to acquire a property portfolio located in Houston, Texas (the "Greenway Plaza Portfolio"), consisting primarily of 10 suburban office properties with an aggregate of approximately 4.3 million net rentable square feet (the "Greenway Plaza Office Portfolio"), and the 389-room full-service Renaissance Hotel and the Houston City Club building, which are subject to triple-net leases. Greenway Plaza is a 127-acre master-planned, mixed-use development located five miles southwest of downtown Houston in the Richmond-Buffalo Speedway submarket. The Greenway Plaza Portfolio is strategically situated between Houston's two major business centers, the Central Business District and the West Loop 610/Galleria areas, and is only minutes from the city's foremost executive residential areas, the Galleria, the Astrodome sports complex and the Texas Medical Center. The Greenway Plaza Office Portfolio will continue to be managed for two years (three years for construction management) and marketed for five years by Senterra Development, L.L.C.

     The aggregate cost of the acquisition of the Greenway Plaza Portfolio, which is expected to close in October 1996, is approximately $206 million, approximately 35% of the estimated replacement cost of the Greenway Plaza Portfolio. The acquisition price includes the Company's assumption of $115 million of nonrecourse indebtedness secured by the Greenway Plaza Portfolio from Asset Securitization Corporation. The loan, which matures in July 1999, bears interest at the 30-day LIBOR rate plus an average rate of 2.135% (7.60% at August 31, 1996). The loan is subject to a rate cap agreement which caps the overall interest rate at 10% through the maturity date. The loan provides for the payment of interest only throughout the term of the loan, with a final payment of $115 million due in July 1999. The loan may be prepaid in whole or in part subject to certain prepayment conditions and penalties. The Company expects to prepay $75 million of the loan with proceeds from the Offering. The Company also expects to pay $66 million of the acquisition price with proceeds from the Offering. See "Use of Proceeds." The Company will finance the balance of the acquisition price of approximately $25 million through the issuance of shares of Common Stock in an amount based on the market price of the Common Stock at the time of the closing.

     Located on 50.3 acres, the Greenway Plaza Office Portfolio consists of approximately 2.0 million net rentable square feet of Class A office space and approximately 2.3 million net rentable square feet of Class B office space in buildings constructed between 1969 and 1982 and ranging in size from approximately 150,000 to 880,000 net rentable square feet. Structured parking accommodates approximately 11,500 cars. As of June 30, 1996, the Greenway Plaza Office Portfolio was 72% leased (94% of the Class A office space and 53% of the Class B office space) with a weighted average base rental rate per leased square foot of $12.65 ($13.36 for Class A office space and $11.52 for Class B office space). The weighted average remaining lease term for the Greenway Plaza Office Portfolio is approximately eight years. The Greenway Plaza Office Portfolio is leased to more than 280 tenants, including The Coastal Corporation, which is the major tenant, occupying over 600,000 net rentable square feet pursuant to leases that expire in 2010 and 2014. Management anticipates increases in global energy demand and believes that Houston's location at the center of the domestic petroleum industry's production, processing and distribution network, together with continued corporate relocations attracted by some of the lowest rental rates for

Class A office space in any major metropolitan area, will result in increased occupancies and rental rates for the Greenway Plaza Portfolio.

     The Greenway Plaza Office Portfolio contains a majority of the total Class A and Class B office space in the Richmond-Buffalo Speedway submarket. As of June 30, 1996, the Class A office space in the Richmond-Buffalo Speedway submarket was 95% leased, and the Class A average quoted market rental rate was $13.37 per square foot. As of June 30, 1996, the Class B office space in the Richmond-Buffalo Speedway submarket was 68% leased and the Class B average quoted market rental rate was $12.62 per square foot. Upon completion of this acquisition, the Greenway Plaza Office Portfolio will represent approximately 29% of the Company's portfolio of Office Properties on the basis of net rentable square feet. Based on pro forma financial information for the six months ended June 30, 1996, the Greenway Plaza Office Portfolio is expected to account for approximately 25% of the Company's office property rental revenues, with approximately 6.2% of the Company's office property rental revenues expected to be contributed by The Coastal Corporation.

     The following table sets forth a schedule of the lease expirations for leases in place for the Greenway Plaza Office Portfolio as of June 30, 1996, for each of the 10 years beginning with the remainder of 1996, assuming that none of the tenants exercises renewal options.

                                     1996        1997        1998        1999        2000        2001        2002         2003
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------   ----------
GREENWAY PLAZA
 OFFICE
PORTFOLIO(1)... Sq. Ft.(2)           134,579     268,373     292,174     378,976     251,639     147,501     192,136      438,696
                % Sq. Ft.(3)            4.4%        8.8%        9.5%       12.4%        8.2%        4.8%        6.3%        14.3%
                Annual Rent(4)    $1,348,455  $3,566,713  $3,971,527  $5,008,380  $3,372,221  $2,120,725  $3,057,212   $7,032,904
                No. of Tenants            44          61          49          42          28          19          16           15
                Rent per Sq. Ft.(4)   $10.02      $13.29      $13.59      $13.22      $13.40      $14.38      $15.91       $16.03
                Quoted Rental         $13.53
                Rate per
                Sq. Ft.(5)

                                                         2006 &
                                     2004      2005      BEYOND
                                    ------   --------  -----------
GREENWAY PLAZA
 OFFICE
PORTFOLIO(1)... Sq. Ft.(2)            1,458    31,972      925,061
                % Sq. Ft.(3)           0.1%      1.0%        30.2%
                Annual Rent(4)      $32,805  $444,132  $23,068,874
                No. of Tenants            1         3            4
                Rent per Sq. Ft.(4)  $22.50    $13.89       $24.94
                Quoted Rental
                Rate per
                Sq. Ft.(5)

---------------
(1) Excludes 1,194,320 square feet of unleased space.
(2) Total net rentable square feet represented by expiring leases.
(3) Percentage of total net rentable square feet represented by expiring leases.
(4) Based on base rent payable as of the expiration day of the lease, for net rentable square feet expiring, without giving effect to free rent or scheduled rent increases that would be taken into account under generally accepted accounting principles and excluding (i) any operating costs (such as utilities, real estate taxes and/or insurance) payable by the tenants and
    (ii) any expense reimbursements received from the tenants.
(5) Represents weighted average full-service rental rates per square foot quoted by the current owner as of June 30, 1996, based on total net rentable square feet of the office properties (both Class A and Class B) in the Greenway Plaza Office Portfolio.

     The Company is currently evaluating the nature, extent and timing of capital improvements that the Greenway Plaza Portfolio will require during the next 10 years. Major projects identified consist of renovation of the central plant and building and lobby renovations in two of the office buildings. Management believes that a portion of these expenditures will be recovered from the tenants. In addition, certain of the office buildings, the garages and the hotel in the Greenway Plaza Portfolio contain asbestos. Based on third-party asbestos abatement reports, however, the Company does not believe that abatement costs or other costs associated with asbestos clean-up in these buildings will have a material adverse impact on the Company's business, financial condition or results of operations. Management anticipates that a significant portion of these expenditures will be incurred only upon leasing of currently vacant space or re-leasing or renovation of occupied space.

     Additional information regarding the Greenway Plaza Office Portfolio and the market and submarket in which the portfolio is located is set forth under "Properties -- Houston Metropolitan Area." In addition, a more detailed description of the Greenway Plaza Portfolio is contained in the Company's Current Report on Form 8-K, dated August 15, 1996 and filed September 11, 1996, as amended on September 27, 1996.

     Canyon Ranch-Lenox. On August 12, 1996, the Company entered into a letter of intent to acquire the Canyon Ranch resort located on 120 acres in the Berkshire Mountains in Lenox, Massachusetts. Like its "sister" spa, the Canyon Ranch-Tucson, the Canyon Ranch-Lenox property is an award-winning, destination health and fitness resort. The resort, which opened in 1989, can accommodate up to 202 guests per night and features a 100,000 square foot spa complex, a 10,600 square foot health and healing center, dining facilities, six indoor/outdoor tennis courts, two pools and a staff of health and fitness professionals and massage therapists. The Company will acquire the resort for approximately $27.0 million, including the assumption of approximately $8.0 million in mortgage debt secured by the property. The purchase price is subject to increase by up to approximately $3.0 million depending on operating results of the property during the next three years. The limited partners of the seller have the option to receive the cash portion of the purchase price (including any increase in the purchase price) in shares of Common Stock. For the six months ended June 30, 1996, the average occupancy rate of Canyon Ranch-Lenox was 82%. This rate is not necessarily indicative of the occupancy rate for the full year. This investment is expected to close in November 1996.

     The Avallon. On August 8, 1996, the Company entered into a lease with BMC Software, Inc., pursuant to which BMC Software will lease a new 106,000 square foot office building that the Company has arranged to develop as an expansion of The Avallon, the Company's three-building, approximately 126,000 square foot office development in the Northwest submarket of Austin, Texas. BMC Software has agreed to lease 50% of the new building upon its completion and an additional 25% within 12 months. BMC Software also has agreed to lease the remaining 25% of the new building within 24 months after completion, subject to the right of BMC Software to withdraw its commitment for the remaining 25% within 12 months after completion. The Company has contracted for the construction of the building, expected to be completed in October 1997, for a fixed price of approximately $11.9 million. BMC Software also has agreed to extend the term of its lease of existing space in The Avallon until October 2004.

FINANCING ACTIVITIES

     The Company obtained in June 1996, from a consortium of banks led by The First National Bank of Boston, the Credit Facility with a credit line of $175 million to enhance the Company's financial flexibility in making new real estate investments. The Credit Facility initially has a term that expires in March 1997, with advances under the Credit Facility bearing interest at the Eurodollar rate plus 240 basis points for advances of $2 million or more, or at the lender's prime rate plus 50 basis points for advances of less than $2 million. Upon the completion of the Offering, the Credit Facility will be unsecured, the annual interest rate will be reduced to the Eurodollar rate plus 185 basis points or, as applicable, the lender's prime rate, and the term will be extended until March 1999. The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including loan-to-value and debt service coverage ratios, limitations on additional indebtedness and distributions and a minimum net worth requirement.

     On August 19, 1996, 301 Congress Avenue, L.P., whose sole asset is 301 Congress Avenue, entered into a financing commitment with Northwestern Life Insurance Company for a $26 million mortgage loan to be secured by 301 Congress Avenue. The loan will bear interest at a fixed rate of 7.65% and will have a seven-year term during which only interest is payable, with a final payment of the entire original principal amount due at the end of such term. The Company is a 50% partner in 301 Congress Avenue, L.P. Following its receipt of the loan proceeds (expected to occur at the end of October 1996), 301 Congress Avenue, L.P. will make a distribution to the Company of approximately $13 million.

REORGANIZATION

     On June 17, 1996, the stockholders of Crescent Equities approved a proposal authorizing its reorganization as a Texas real estate investment trust (a "Texas REIT") pursuant to the provisions of the Texas Real Estate Investment Trust Act in order to take advantage of recent changes in Texas law. As a result of the reorganization (which will be accomplished in a transaction exempt from federal income taxation by means of a merger of Crescent Equities into a newly formed Texas REIT), each share of Common Stock will be converted into a common share in the Texas REIT. The common shares will be listed on the New York Stock Exchange, and it is anticipated that it will not be necessary for stockholders of Crescent Equities to surrender or exchange their existing stock certificates for new stock certificates representing common shares of the Texas REIT. The reorganization has been structured to preserve unchanged the Company's existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) and the economic interests and voting rights of the stockholders. The reorganization is expected to be completed in October 1996. A more detailed description of the reorganization and the common shares is contained in the Company's Current Report on Form 8-K, dated June 17, 1996 and filed September 11, 1996.

                                   PROPERTIES

                          OFFICE AND RETAIL PROPERTIES

     The Company's Office and Retail Properties are located primarily in Dallas/Fort Worth and Houston, Texas and in Denver, Colorado. As of June 30, 1996, the Office and Retail Properties in these cities represented an aggregate of approximately 74% of the Company's portfolio of Office and Retail Properties on the basis of total net rentable square feet (50%, 11% and 13% for Dallas/Fort Worth, Houston and Denver, respectively) and accounted for approximately 77% of the Company's total revenues, excluding the Pending Investments, for the six months ended June 30, 1996 (55%, 10% and 12%, respectively). Upon completion of the Pending Investments (excluding the Class A office building to be developed), the Company's Office and Retail Properties in Dallas/Fort Worth, Houston and Denver will represent an aggregate of approximately 81% of the Company's portfolio of office and retail properties on the basis of total net rentable square feet (36%, 36% and 9% for Dallas/Fort Worth, Houston and Denver, respectively) and are expected to account for approximately 82% of office and retail property rental revenues (41%, 32% and 9%, respectively), based on pro forma financial information for the six months ended June 30, 1996.

     The following tables set forth certain information about the Office and Retail Properties as of June 30, 1996, without giving effect to the Pending Investments. Based on annualized base rental revenues from leases in place as of June 30, 1996, no single tenant would account for more than 5% of the Company's total annualized revenues for 1996, based on total revenues for the six months ended June 30, 1996.

                                                               NET               AVERAGE
                                                            RENTABLE            BASE RENT
                                                  YEAR      AREA (SQ.  PERCENT  PER LEASED
       PROPERTY           LOCATION/SUBMARKET    COMPLETED     FT.)     LEASED   SQ. FT.(1)
----------------------- ----------------------- ---------  ----------- -------  ----------
OFFICE PROPERTIES
The Crescent Office     Dallas, TX/Uptown         1986       1,205,212    93%     $21.87(3)
  Towers
Continental Plaza       Fort Worth, TX/CBD        1982         954,895    84       14.68(3)
The Woodlands Office    Houston, TX/The         1980-1996      812,359    90       12.03(3)(6)
  Properties(4)(5)        Woodlands
Spectrum Center(7)      Dallas, TX/Far North      1983         598,250    91       14.39
                          Dallas
MCI Tower               Denver, CO/CBD            1982         550,807    97       16.03
1615 Poydras(8)         New Orleans, LA/CBD       1984         508,741    70       14.72
Two Renaissance Square  Phoenix, AZ/CBD           1990         476,373    74       21.30
Waterside Commons       Irving, TX/Las Colinas-   1986         458,739    98        9.18(9)
                          Irving
Caltex House            Irving, TX/Las Colinas-   1982         445,993    94       18.95(3)
                          Irving
Ptarmigan Place         Denver, CO/Cherry Creek   1984         418,565    66       13.26
301 Congress Avenue(10) Austin, TX/CBD            1986         418,443    86       12.49(11)
Three Westlake          Houston, TX/Katy          1983         414,251   100        7.39(11)
  Park(8)(12)             Freeway
Central Park Plaza      Omaha, NE/CBD             1982         409,850    98       11.77(11)
Albuquerque Plaza       Albuquerque, NM/CBD       1990         365,952    87       17.03
The Aberdeen            Dallas, TX/Far North      1986         320,629   100       15.75
                          Dallas
Regency Plaza One       Denver, CO/DTC            1985         309,862    98       17.08
MacArthur Center I & II Irving, TX/Las Colinas- 1982/1986      294,069   100       15.89
                          Irving
Stanford Corporate      Dallas, TX/Far North      1985         265,507   100       13.39
  Centre                  Dallas
Briargate Office and    Colorado Springs, CO      1988         252,857   100        8.48(11)
  Research Center


       PROPERTY                      SIGNIFICANT TENANTS(2)
-----------------------  ----------------------------------------------
OFFICE PROPERTIES
The Crescent Office      Tracy-Locke, Inc.
  Towers
Continental Plaza        Burlington Northern Santa Fe Railroad; Banc
                         One Corporation
The Woodlands Office     Allstate Insurance Company; Chevron Pipeline
  Properties(4)(5)       Co.
Spectrum Center(7)       Federal Deposit Insurance Corp.; Frito-Lay,
                         Inc.
MCI Tower                Atlantic Richfield Company; KPMG Peat Marwick
1615 Poydras(8)          Freeport-McMoRan, Inc.
Two Renaissance Square   Lewis & Roca; Ernst and Young LLP
Waterside Commons        Sprint Communications Company L.P.; GTE North
                         Incorporated
Caltex House             Caltex Petroleum Corporation

Ptarmigan Place          Janus Capital Corporation; Tilly & Graves,
                         P.C.
301 Congress Avenue(10)  International Business Machines Corporation;
                         Lumberman's Investment Corporation
Three Westlake           Amoco Production Company
  Park(8)(12)
Central Park Plaza       Acceptance Insurance Company; ConAgra, Inc.;
                         First National Bank of Omaha; McGrath, North,
                         Mullin & Kratz; GSA Corps of Engineers-Omaha
Albuquerque Plaza        U.S. West Communications; Rodey, Dickason,
                         Sloan, Akin & Robb, P.A.
The Aberdeen             Pepsico, Inc.

Regency Plaza One        OneComm Corporation, N.A.; Prudential
                         Insurance Company of America
MacArthur Center I & II  Federal Home Loan Bank of Dallas; North Texas
                         Healthcare Network
Stanford Corporate       TENET Healthcare, Inc.; Crawford & Co.
  Centre
Briargate Office and     The Principal Mutual Life Insurance Company;
  Research Center        Lockheed-Martin Corporation; Progressive
                         Casualty Insurance

                                                               NET               AVERAGE
                                                            RENTABLE            BASE RENT
                                                  YEAR      AREA (SQ.  PERCENT  PER LEASED
       PROPERTY           LOCATION/SUBMARKET    COMPLETED     FT.)     LEASED   SQ. FT.(1)
----------------------- ----------------------- ---------  ----------- -------  ----------
12404 Park Central      Dallas TX/LBJ-North       1987         239,103   100       13.12
                          Central Expressway
3333 Lee Parkway        Dallas, TX/Oak Lawn       1983         233,484    62       14.46
Liberty Plaza I & II    Dallas, TX/Far North    1981/1986      218,813    95       11.46(3)
                          Dallas
The Citadel             Denver, CO/Cherry Creek   1987         130,652    96       15.81
The Avallon             Austin, TX/Northwest      1993         125,959   100       16.20
Barton Oaks Plaza One   Austin, TX/Southwest      1986          99,792    89       17.59
6225 North 24th Street  Phoenix, AZ/Camelback     1981          84,460   100       12.00(11)
                          Corridor
                                                            ----------   ----     ------
        TOTAL OFFICE PROPERTIES/WEIGHTED AVERAGE            10,613,617    90%     $14.95
                                                            ==========   ====     ======
RETAIL PROPERTIES
Las Colinas Plaza       Irving, TX/Las Colinas-   1989         135,449    98%     $10.70(11)
                          Irving
The Crescent Atrium     Dallas, TX/Uptown         1986          94,852    86       14.39(11)
                                                            ----------   ----    ------
        TOTAL RETAIL PROPERTIES/WEIGHTED AVERAGE               230,301    92%     $12.12
                                                            ==========   ====    ======

       PROPERTY                      SIGNIFICANT TENANTS(2)
-----------------------  ----------------------------------------------
12404 Park Central       Steak & Ale Restaurant Corporation; Parker &
                         Parsley Properties LP
3333 Lee Parkway         Centex Corporation
Liberty Plaza I & II     Intecom, Inc.; Anthem Group Services
                         Corporation
The Citadel              New York Life Insurance; Daniels & Associates;
                         Multum Information Services, Inc.
The Avallon              BMC Software, Inc.; Hewlett-Packard Company
Barton Oaks Plaza One    Iguana Entertainment, Inc.; Tocquigny
                         Advertising & Design, Inc.; Barton Creek
                         Health Inc.
6225 North 24th Street   American Express Travel Related Services
                         Company, Inc.

        TOTAL OFFICE PROPERTIES/WEIGHTED AVERAGE

RETAIL PROPERTIES
Las Colinas Plaza        Tom Thumb Stores, Inc.
The Crescent Atrium      Stanley Korshak

        TOTAL RETAIL PROPERTIES/WEIGHTED AVERAGE

---------------
 (1) Calculated based on base rent payable as of June 30, 1996, without giving effect to free rent or scheduled rent increases that would be taken into account under generally accepted accounting principles and excluding (i) any operating costs (such as utilities, real estate taxes and/or insurance) payable by the tenants and (ii) any expense reimbursements received from the tenants.
 (2) Identifies tenants with leases that contribute 10% or more of total base rental revenue currently paid at the Property.
 (3) Excludes electricity costs, which (with the exception of five of The Woodlands Office Properties, and the major tenants of Caltex House and Liberty Plaza I) are paid in full by the tenants.
 (4) The Company has a 75% limited partner interest in the partnership that owns the 12 Office Properties that comprise The Woodlands Office Properties.
 (5) Two of The Woodlands Office Properties were acquired subsequent to June 30, 1996.
 (6) Two of The Woodlands Office Properties are leased pursuant to a triple-net lease, which means that the tenant is responsible for paying all operating costs for the Property, including utilities, real estate taxes and insurance. The listed rate excludes such items for the two Office Properties.
 (7) The Company owns the principal economic interest in Spectrum Center through an interest in the Spectrum Partnership, which owns both the Spectrum Note and the ground lessor's interest in the land underlying the office building.
 (8) Acquired subsequent to June 30, 1996.
 (9) Includes base rent payable as of September 1, 1996 pursuant to Sprint's lease of 77% of the Property's net rentable area (approximately 356,000 square feet). Prior to that date, Sprint was entitled to free rent under the terms of the lease. The lease is a triple-net lease, which means that the tenant is responsible for paying all operating costs of the Property, including utilities, real estate taxes and insurance. The listed rate excludes such items for the net rentable square feet leased by Sprint.
(10) The Company has a 1% general partner and a 49% limited partner interest in the partnership that owns 301 Congress Avenue.
(11) Lease(s) are triple-net, with the tenant(s) responsible for the payment of all operating costs of the Property, including utilities, real estate taxes and insurance (with the exception of 75% of the leased square feet in Central Park Plaza). The listed rate excludes such items for the Property or, for Central Park Plaza, the portion of the Property subject to a triple-net lease.
(12) The Company owns the principal economic interest in Three Westlake Park through its ownership of the Three Westlake Note.

     The following schedule provides information for the Company's Office Properties by state, city and submarket as of June 30, 1996, without giving effect to the Pending Investments.

                                                                             CLASS A      COMPANY
                                                                              OFFICE      SHARE OF
                                                   PERCENT OF     PERCENT    SUBMARKET     CLASS A
                            NUMBER       TOTAL        TOTAL      LEASED AT    PERCENT      OFFICE
                              OF        COMPANY      COMPANY      COMPANY     LEASED/     SUBMARKET
STATE, CITY, SUBMARKET    PROPERTIES    NRA(1)        NRA(1)    PROPERTIES  OCCUPIED(2)      NRA
----------------------    ----------   ----------  ----------   ----------  -----------   ---------
TEXAS
  DALLAS
    Far North Dallas.....      4        1,403,199      13%         95%          95%          20%
    Las Colinas/Irving...      3        1,198,801      11          97           94           13
    Uptown...............      1        1,205,212      12          93           93           29
    LBJ/North Central
      Expressway.........      1          239,103       2         100           95            6
    Oak Lawn.............      1          233,484       2          62           79(6)        10
                              --       ----------     ---         ---          ---          ---
      Subtotal/Weighted
        Average..........     10        4,279,799      40%         93%          93%          16%
                              --       ----------     ---         ---          ---          ---
  FORT WORTH
    CBD.................       1          954,895       9%         84%          85%          38%
                              --       ----------     ---         ---          ---          ---
  HOUSTON
    The Woodlands(7)....      12          812,359       8%         90%          90%         100%
    Katy Freeway(9).....       1          414,251       4         100           98           15
                              --       ----------     ---         ---          ---          ---
      Subtotal/Weighted
        Average.........      13        1,226,610      12%         93%          96%          35%
                              --       ----------     ---         ---          ---          ---
  AUSTIN
    CBD.................       1          418,443       4%         86%          86%          12%
    Northwest...........       1          125,959       1         100           99            6
    Southwest...........       1           99,792       1          89           98            9
                              --       ----------     ---         ---          ---          ---
      Subtotal/Weighted
        Average.........       3          644,194       6%         89%          92%          10%
                              --       ----------     ---         ---          ---          ---
COLORADO
  DENVER
    CBD.................       1          550,807       5%         97%          89%           5%
    Cherry Creek........       2          549,217       5          72           89(6)        26
    Denver Technology
      Center ("DTC")....       1          309,862       3          98           95            8
                              --       ----------     ---         ---          ---          ---
      Subtotal/Weighted
        Average.........       4        1,409,886      13%         87%          90%           9%
                              --       ----------     ---         ---          ---          ---
  COLORADO SPRINGS......       1          252,857       2%        100%          94%           7%
                              --       ----------     ---         ---          ---          ---
ARIZONA
  PHOENIX
    CBD.................       1          476,373       4%         74%          90%(6)       27%
    Camelback Corridor...      1           84,460       1         100           95            3
                              --       ----------     ---         ---          ---          ---
      Subtotal/Weighted
        Average..........      2          560,833       5%         78%          93%          13%
                              --       ----------     ---         ---          ---          ---
LOUISIANA
  NEW ORLEANS
    CBD(9)...............      1          508,741       5%         70%          84%           6%
                              --       ----------     ---         ---          ---          ---
NEBRASKA
  OMAHA
    CBD..................      1          409,850       4%         98%          98%          32%
                              --       ----------     ---         ---          ---          ---
NEW MEXICO
  ALBUQUERQUE
    CBD..................      1          365,952       4%         87%          91%          63%
                              --       ----------     ---         ---          ---          ---
      TOTAL/WEIGHTED
        AVERAGE..........     37       10,613,617     100%         90%          91%          14%
                              ==       ==========     ===         ===          ===          ===
                              CLASS A
                               QUOTED       COMPANY        ADJUSTED
                               MARKET       QUOTED         AVERAGE
                            RENTAL RATE   RENTAL RATE    BASE RENTAL
                             PER SQUARE   PER SQUARE       RATE PER
STATE, CITY, SUBMARKET       FOOT(2)(3)     FOOT(4)     SQUARE FOOT(5)
----------------------      ------------  -----------   --------------
TEXAS
  DALLAS
    Far North Dallas.....     $18.51       $18.88        $15.10
    Las Colinas/Irving...      20.59        20.38         18.43
    Uptown...............      21.17        30.50         24.65
    LBJ/North Central
      Expressway.........      17.43        19.00         15.36
    Oak Lawn.............      18.19        19.00         15.50
                              ------       ------        ------
      Subtotal/Weighted
        Average..........     $19.48       $22.58        $18.77
                              ------       ------        ------
  FORT WORTH
    CBD.................      $17.43       $18.00        $17.01
                              ------       ------        ------
  HOUSTON
    The Woodlands(7)....      $13.81(8)    $13.81        $14.36
    Katy Freeway(9).....       15.26        16.00         14.25
                              ------       ------        ------
      Subtotal/Weighted
        Average.........      $14.92       $14.60        $14.32
                              ------       ------        ------
  AUSTIN
    CBD.................      $20.82       $20.50        $20.39
    Northwest...........       20.50        20.50         17.22
    Southwest...........       20.33        20.50         17.94
                              ------       ------        ------
      Subtotal/Weighted
        Average.........      $20.65       $20.50        $19.31
                              ------       ------        ------
COLORADO
  DENVER
    CBD.................      $16.19       $16.00        $16.94
    Cherry Creek........       16.31        18.57         14.52
    Denver Technology
      Center ("DTC")....       20.87        24.00         18.48
                              ------       ------        ------
      Subtotal/Weighted
        Average.........      $17.37       $18.79        $16.53
                              ------       ------        ------
  COLORADO SPRINGS......      $16.29(10)   $15.30        $12.31
                              ------       ------        ------
ARIZONA
  PHOENIX
    CBD.................      $18.66       $20.00        $23.43
    Camelback Corridor...      24.29        21.00         19.50
                              ------       ------        ------
      Subtotal/Weighted
        Average..........     $22.07       $20.19        $22.67
                              ------       ------        ------
LOUISIANA
  NEW ORLEANS
    CBD(9)...............     $14.88       $15.00        $14.74
                              ------       ------        ------
NEBRASKA
  OMAHA
    CBD..................     $18.74       $19.00        $13.31
                              ------       ------        ------
NEW MEXICO
  ALBUQUERQUE
    CBD..................     $17.30       $18.00        $17.91
                              ------       ------        ------
      TOTAL/WEIGHTED
        AVERAGE..........     $18.26       $19.73        $17.43
                              ======       ======        ======

---------------
 (1) Represents net rentable area in square feet owned by the Company.
 (2) Sources are M/PF Research, Inc. (for the Far North Dallas, Las Colinas/Irving, Uptown, LBJ/North Central Expressway, Oak Lawn and Fort Worth CBD submarkets), The Woodlands Corporation (for The Woodlands submarket), Cushman & Wakefield of Texas, Inc. (for the Katy Freeway submarket), CB Commercial (for the Austin CBD, Northwest and Southwest submarkets), Cushman & Wakefield of Colorado, Inc. (for the Denver CBD, Cherry Creek and Denver DTC submarkets), Turner Commercial Research (for the Colorado Springs market), Grubb & Ellis (for the Phoenix CBD and Camelback Corridor submarkets), Jamison Research, Inc. (for the New Orleans CBD submarket), Compass Management and Leasing and BOMA (for the Omaha CBD submarket) and Koll-CBS (for the Albuquerque CBD submarket).
 (3) Represents full-service rental rates. These rates do not necessarily represent the amounts at which available space at the Company's Office Properties will be leased.
 (4) Represents weighted average rental rates per square foot quoted by the Company as of August 31, 1996, based on total net rentable square feet of Company Properties in the submarket, adjusted to an equivalent full-service quoted rental rate to facilitate comparison to Class A quoted market rental rates per square foot. These rates do not necessarily represent the amounts at which available space at the Company's Office Properties will be leased.
 (5) Represents average base rent per leased square foot (as shown in the preceding table), weighted on the basis of square feet of Company Office Properties within the submarket, and adjusted for those Office Properties with lease rates calculated on other than a full-service basis to an equivalent full-service rental rate per leased square foot.
 (6) Excluding those Company Properties that are currently significantly below submarket occupancy or lease levels, the Class A office space in the Dallas Oak Lawn submarket would be 81% occupied, the Class A office space in the Denver Cherry Creek submarket would be 94% leased and the Class A office space in the Phoenix CBD submarket would be 96% leased.
 (7) Two of the Company's Properties in this submarket were acquired subsequent to June 30, 1996.
 (8) Represents an average of the market rental rate per square foot quoted for all classes of office properties within The Woodlands submarket, adjusted based on management estimates, to full-service equivalent rental rates. The 12 Office Properties included in the schedule represent all of the competitive office space within The Woodlands submarket.
 (9) The Property in this submarket was acquired subsequent to June 30, 1996.
(10) Represents quoted triple-net rental rates per square foot, adjusted based on management estimates, to full-service equivalent rental rates.

                                HOTEL PROPERTIES

     The following table sets forth certain information about the Hotel Properties for the six months ended June 30, 1996 and 1995. The information for the Hotel Properties is based on available rooms, except for Canyon Ranch-Tucson, which is a destination health and fitness resort that measures its performance based on available guest nights.

                                                                               FOR THE SIX MONTHS
                                                                                 ENDED JUNE 30,
                                                                    ------------------------------------------
                                                                                                     REVENUE
                                                                      AVERAGE         AVERAGE          PER
                                                                     OCCUPANCY         DAILY         AVAILABLE
                                                  YEAR                 RATE            RATE            ROOM
                                               COMPLETED/           -----------    ------------    ------------
     HOTEL PROPERTY(1)           LOCATION        OPENED    ROOMS    1996   1995    1996    1995    1996    1995         MANAGER
---------------------------  ----------------  ----------  ------   ----   ----    ----    ----    ----    ----    -----------------
Hyatt Regency Beaver Creek   Avon, CO             1989      295     68%    70%     $241    $220    $173    $160    Hyatt Corporation
Denver Marriott City Center  Denver, CO           1982      613     81     78       104      97      84      76    Marriott
                                                                                                                   International,
                                                                                                                   Inc.
Hyatt Regency Albuquerque    Albuquerque, NM      1990      395     78     77        93      85      72      66    Hyatt Corporation
                                                          -----    ---    ---      ----    ----    ----    ----
    TOTAL/WEIGHTED AVERAGE                                1,303     77%    76%     $132    $121    $101    $ 92
                                                          =====    ===    ===      ====    ====    ====    ====
Canyon Ranch-Tucson(2)       Tucson, AZ           1980      240(3)  85%(4) 80%(4)  $503(5) $509(5) $413(6) $395(6) Canyon Ranch
                                                          =====    ===    ===      ====    ====    ====    ====    Management
                                                                                                                   L.L.C.


---------------
(1) The Company cannot, consistent with its status as a REIT for federal income tax purposes, operate the Hotel Properties directly and, accordingly, has leased the Hotel Properties to lessees pursuant to long-term leases. See
    "-- Hotel Leases," below.
(2) Acquired subsequent to June 30, 1996.
(3) Represents the maximum number of guests that Canyon Ranch-Tucson can accommodate per night.
(4) The occupancy rate equals the number of paying and complimentary guests for the period, divided by the maximum number of available guest nights for the period (43,440 guest nights for the six months ended June 30, 1995 and 43,680 guest nights for the six months ended June 30, 1996, based on a maximum of 240 guests per night).
(5) ADR equals the average daily "all-inclusive" guest package charges for the period, divided by the average daily number of paying guests for the period.
(6) REVPAR equals the total "all-inclusive" guest package charges for the period, divided by the maximum number of available guest nights for the period.

                       RESIDENTIAL DEVELOPMENT PROPERTIES

     The following table sets forth certain information about the Residential Development Properties as of June 30, 1996. The Company owns economic interests in three Residential Development Corporations through the Residential Development Property Mortgages and the non-voting common stock of these Residential Development Corporations. The Residential Development Corporations in turn, through joint ventures or partnership arrangements, own interests in the nine Residential Development Properties.

                                                                                                                   TOTAL
                                                                                     RESIDENTIAL                   LOTS/
                                                                                     DEVELOPMENT      TOTAL        UNITS
                                   RESIDENTIAL                                      CORPORATION'S     LOTS/      DEVELOPED
  RESIDENTIAL DEVELOPMENT          DEVELOPMENT         TYPE OF                        EFFECTIVE       UNITS        SINCE
        CORPORATION             PROPERTIES(RDP)(1)     RDP(2)        LOCATION         OWNERSHIP      PLANNED     INCEPTION
----------------------------  ----------------------   -------   ----------------   --------------   -------     ---------
Mira Vista                    Mira Vista                  SF     Fort Worth, TX          100.0%         691(5)      521(6)
 Development                  The Highlands               SF     Breckenridge, CO         12.25         750         165
 Corporation                  Whitehawk Ranch             SF     Graeagle, CA             20.0          223          14
                                                                                                     ------         ---
   TOTAL MIRA VISTA DEVELOPMENT CORPORATION                                                           1,664         700
                                                                                                     ------         ---
Houston Area                  Falcon Point                SF     Houston, TX             100.0%       1,051(5)(7)   288(6)
 Development                  Spring Lakes                SF     Houston, TX             100.0          533(7)(8)    --
 Corporation
                                                                                                     ------         ---
   TOTAL HOUSTON AREA DEVELOPMENT CORPORATION                                                         1,584         288
                                                                                                     ------         ---
Crescent                      One Beaver Creek            CO     Avon, CO                 60.0%          18(9)       --
 Development                  Market Square               CO     Avon, CO                 60.0           26(9)       --
 Management                   Cresta                      TH     Edwards, CO              60.0           25          --
 Corporation                  The Reserve at Frisco       SF     Frisco, CO               60.0          131(10)      --
                                                                                                     ------         ---
   TOTAL CRESCENT DEVELOPMENT MANAGEMENT CORPORATION                                                    200          --
                                                                                                     ------         ---
   TOTAL RESIDENTIAL DEVELOPMENT PROPERTIES                                                           3,448         988
                                                                                                     ======         ===

                                                         TOTAL
                                                         LOTS/       AVERAGE            RANGE OF
                                                         UNITS        CLOSED            PROPOSED
                                   RESIDENTIAL          CLOSED      SALE PRICE            SALE
  RESIDENTIAL DEVELOPMENT          DEVELOPMENT           SINCE       PER LOT/          PRICE PER
        CORPORATION             PROPERTIES(RDP)(1)     INCEPTION     UNIT(3)          LOT/UNIT(4)
----------------------------  ----------------------   ---------    ----------   ----------------------
Mira Vista                    Mira Vista                  431(6)     $ 94,000       $50,000 -   265,000
 Development                  The Highlands                93         146,000        55,000 -   225,000
 Corporation                  Whitehawk Ranch               8          95,000        65,000 -   150,000
                                                          ---
   TOTAL MIRA VISTA DEVELOPMENT CORPORATION               532
                                                          ---

Houston Area                  Falcon Point                 99(6)     $ 36,000       $16,000 -    50,000
 Development                  Spring Lakes                 --              --        21,000 -    45,000
 Corporation
                                                          ---
   TOTAL HOUSTON AREA DEVELOPMENT CORPORATION              99
                                                          ---

Crescent                      One Beaver Creek             --        $     --    $1,330,000 - 3,420,000
 Development                  Market Square                --              --       356,000 - 2,161,000
 Management                   Cresta                       --              --     1,278,000 - 1,725,000
 Corporation                  The Reserve at Frisco        --              --        86,000 -   110,000
                                                          ---

                                                           --
   TOTAL CRESCENT DEVELOPMENT MANAGEMENT CORPORATION
                                                          ---

   TOTAL RESIDENTIAL DEVELOPMENT PROPERTIES
                                                          631
                                                          ===

---------------
 (1) The Residential Development Properties are subject to Residential Development Property Mortgages held by the Company.
 (2) SF (Single-Family); CO (Condominium); TH (Townhome).
 (3) Excludes lots sold under previous ownership.
 (4) Based on existing inventory of developed lots and lots to be developed.
 (5) Does not include any lots that may be planned for approximately 30 and 40 additional acres at Mira Vista and Falcon Point, respectively.
 (6) Includes 37 lots at Mira Vista and 13 lots at Falcon Point developed and closed under prior ownership.
 (7) Houston Area Development Corporation has entered into a letter of intent with a national homebuilder to sell 166 lots in Falcon Point and 93 lots in Spring Lakes over a 24-month period commencing in the fourth quarter of 1996.
 (8) The initial phase of this project (93 lots) is expected to be completed in early 1997.
 (9) As of June 30, 1996, 10 of the condominium units at One Beaver Creek and 19 of the condominium units at Market Square had been pre-sold, generating aggregate gross sales of $20.5 and $13.9 million, respectively. Closings are expected to begin in the fourth quarter of 1997.
(10) As of July 31, 1996, 16 lots had been pre-sold. The sales of these lots are expected to close in September 1996.

                       OFFICE PROPERTY MARKET INFORMATION

     The demographic conditions, economic conditions and trends (population growth and employment growth) favoring the Dallas/Fort Worth, Denver, Houston, Austin, Phoenix, Omaha, Albuquerque and Colorado Springs markets are projected to continue to be at or above the national average, as illustrated in the following graphs.

                   PROJECTED POPULATION AND EMPLOYMENT GROWTH
                                   1996-2006
                                  (% INCREASE)

      GEOGRAPHICAL AREA
                                  POPULATION (1)  EMPLOYMENT (2)
UNITED STATES                              9.4            14.2
DALLAS-FORT WORTH, TX                     21.1            22.2
DENVER, CO                                20.9            21.6
HOUSTON, TX                               12.7            14.0
AUSTIN, TX                                41.0            41.2
PHOENIX, AZ                               31.7            34.2
NEW ORLEANS, LA                            4.0             8.9
OMAHA, NE                                 11.4            16.3
ALBUQUERQUE, NM                           24.8            26.8
COLORADO SPRINGS, CO                      22.5            26.3

(1) Represents projected population growth from year-end 1996 through year-end 2006.
(2) Represents projected employment growth from year-end 1996 through year-end 2006.

---------------
Source: Cognetics, Inc.

     As reported in the 1996 edition of Emerging Trends magazine, a panel of more than 100 real estate professionals has ranked Denver, Phoenix and Dallas among the top eight markets in the country for general real estate investment in 1996. In addition, as reported by Cognetics, Inc. in December 1995, Dallas/Fort Worth, Phoenix, Houston/Galveston and Denver/Boulder are projected to be among the leading markets in the country for primary office employment growth in the next decade. Fortune magazine, in its November 13, 1995 issue, also ranked Denver, Austin, Dallas/Fort Worth, Houston and Phoenix among the top 10 U.S. cities having the best overall environment for business.

      TOP MARKETS FOR
        GENERAL REAL
           ESTATE                 TOP MARKETS FOR PRIMARY                  TOP TEN BEST
       INVESTMENTS IN                OFFICE EMPLOYMENT                 AMERICAN METROPOLITAN
            1996                  GROWTH -- 1995 TO 2005            AREAS FOR BUSINESS -- 1995
     ------------------         ---------------------------         ---------------------------
  1. Atlanta, GA             1. Los Angeles, CA                  1. San Francisco Bay Area, CA
  2. San Francisco, CA       2. Atlanta, GA                      2. Atlanta, GA
  3. Boston, MA              3. San Francisco Bay Area, CA       3. DENVER, CO
  4. Seattle, WA             4. Washington, D.C.                 4. New York, NY
  5. DENVER, CO              5. DALLAS/FORT WORTH, TX            5. Boston, MA
  6. Washington, D.C.        6. Chicago, IL                      6. Seattle, WA
  7. PHOENIX, AZ             7. PHOENIX, AZ                      7. AUSTIN, TX
  8. DALLAS, TX              8. New York, NY                     8. DALLAS/FORT WORTH, TX
  9. San Diego, CA           9. HOUSTON/GALVESTON, TX            9. HOUSTON, TX
 10. Chicago, IL            10. Tampa/St. Petersburg, FL        10. PHOENIX, AZ
                            11. Minneapolis/St. Paul, MN
                            12. DENVER/BOULDER, CO

     Source: Emerging Trends    Source: Cognetics, Inc.             Source: Fortune
     (Equitable Real
     Estate Management)

     The majority of the Company's Office Properties are located in Texas and Colorado. Each of the metropolitan areas of Dallas/Fort Worth, Denver and Houston contain more than 10% of the Company's Office Properties in terms of net rentable square feet. The 28 Dallas/Fort Worth, Denver and Houston Office Properties together represent approximately 74% of the Company's current portfolio of Office Properties on the basis of net rentable square feet. Upon completion of the acquisition of the Greenway Plaza Office Portfolio, the 38 Dallas/Fort Worth, Denver and Houston office properties will represent approximately 81% of the Company's portfolio of Office Properties on the basis of net rentable square feet.

DALLAS/FORT WORTH METROPOLITAN AREA

     The Company believes that the economic base and business profile of Dallas/Fort Worth have become substantially more diverse since the mid-1980's. Dallas/Fort Worth currently has a diverse economy with an extensive financial community and an emphasis on wholesale/retail trade, service industries and high-technology manufacturing. Management believes that this diversified economy permitted Dallas/Fort Worth to outperform the national economy in employment growth through the recession of the early 1990's. According to the Texas Workforce Commission, during 1995, employment growth in this area was 3.4%, with an increase of approximately 75,500 jobs in non-farm employment. Dallas/Fort Worth is the dominant transportation and distribution hub of the South Central region of the United States as a result of its location, its extensive infrastructure, the prominence of the Dallas/Fort Worth International Airport and the development of the new Alliance Airport. The area is expected to benefit substantially from the North American Free Trade Agreement as a primary trade conduit with, and exporter to, Mexico. Many major corporations have relocated their headquarters to the Dallas/Fort Worth area in recent years, including J.C. Penney Company, Inc., GTE Telephone Operations and Exxon Corporation. More recently, Countrywide Funding Corporation, TIG Holdings, a former division of Transamerica Corporation, and Pepsico, Inc. have moved major facilities to Dallas/Fort Worth, creating an estimated 1,300 to 1,650 new jobs. Pepsico, Inc. is the sole tenant of The Aberdeen Office Property. Management believes that these relocations both demonstrate and contribute to the vitality of the Dallas/Fort Worth metropolitan area.

DALLAS/FORT WORTH OFFICE PROPERTIES

     The following graph provides information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A office properties in the Dallas metropolitan area.

                             OVERALL CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                   DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)         RENT             VACANCY
1990                               $17.34              18.9%
1991                               $16.83              19.6%
1992                               $15.80              20.8%
1993                               $15.25              18.4%
1994                               $15.87              13.6%
1995                               $17.41              11.2%
6/30/96                            $18.89               9.2%

---------------
Source: M/PF Research, Inc.

     The Company has focused its acquisition efforts in the Dallas area on five submarkets that management believes have benefited and will continue to benefit from the growth in demand for office space. These five submarkets accounted for 46% of the total Class A office space in the Dallas metropolitan area as of June 30, 1996.

     Far North Dallas. Four of the Company's Office Properties, Spectrum Center, The Aberdeen, Stanford Corporate Centre and Liberty Plaza I & II, are located in the Far North Dallas submarket. Commercial office buildings in the Far North Dallas submarket are primarily located along or near the Dallas North Tollway, which provides direct access to both the Dallas CBD submarket and the LBJ Freeway submarket. Although the Far North Dallas submarket has 12% of the total Dallas area Class A office space, this submarket accounted for 33% of total market absorption during 1995.

     Las Colinas/Irving. Three of the Company's Office Properties, Waterside Commons, Caltex House and MacArthur Center I & II, and one of the Company's Retail Properties, Las Colinas Plaza, are located in the Las Colinas/Irving submarket. Las Colinas is a 12,000-acre master-planned office, retail, hotel and residential community located in Irving, Texas, approximately 10 minutes from the Dallas/Fort Worth International Airport and approximately 15 and 25 minutes from downtown Dallas and downtown Fort Worth, respectively.

     Uptown. One of the Company's Office Properties, The Crescent Office Towers, and one of the Company's Retail Properties, The Crescent Atrium, are located in the Uptown submarket. In addition to office buildings and other commercial properties, the area has a varied mix of housing, a number of freestanding shops and some of the region's best restaurants, including the Beau Nash in the Hotel Crescent Court, located between The Crescent Office Towers and The Crescent Atrium. This submarket is continuing to benefit from the relocation of tenants from the Dallas CBD submarket, including firms such as KPMG Peat Marwick U.S., Goldman, Sachs & Co. and The Bear, Stearns Companies Inc., all of whom are tenants in The Crescent Office Towers.

     LBJ/North Central Expressway. One of the Company's Office Properties, 12404 Park Central, is located in the LBJ/North Central Expressway submarket. The intersection of the east/west LBJ Freeway and the north/south North Central Expressway is the focal point of this submarket. Management believes that this submarket will benefit greatly from completion of the North Central Expressway expansion project currently underway. Completed sections of the expressway have already improved access to the buildings in the Park Central complex, in which 12404 Park Central is located, and additional sections are scheduled to be constructed through the year 2000.

     Oak Lawn. One of the Company's Office Properties, 3333 Lee Parkway, is located in the Oak Lawn submarket. This submarket borders the northwest portion of the Uptown submarket and closely mirrors the Uptown submarket in amenities, including specialty shops and restaurants. The Oak Lawn submarket is immediately adjacent to the Park Cities, two upscale residential areas, and is easily accessible from the north/south Dallas North Tollway and the east/west Woodall Rodgers Freeway. The increase in vacancy during 1995 and the first six months of 1996 was primarily the result of the relinquishment of approximately 200,000 square feet of space (approximately 8% of the total Class A office space in the submarket) by a savings and loan association and, subsequently, by a government agency.

     The following graphs provide information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A office properties in the five Dallas submarkets in which the Company has invested.


                        FAR NORTH DALLAS CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)                   RENT             VACANCY
1990                                         $14.06              28.0%
1991                                         $13.77              27.9%
1992                                         $13.84              26.4%
1993                                         $13.62              19.5%
1994                                         $14.68              12.7%
1995                                         $16.79               5.2%
6/30/96                                      $18.51               5.3%

                       LAS COLINAS/IRVING CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)                   RENT             VACANCY
1990                                         $15.22              13.4%
1991                                         $15.67              15.8%
1992                                         $15.61              15.4%
1993                                         $14.72              10.2%
1994                                         $16.39               6.9%
1995                                         $19.21               6.0%
6/30/96                                      $20.59               6.0%

                             UPTOWN CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)                   RENT             VACANCY
1990                                         $18.90              25.1%
1991                                         $18.63              22.8%
1992                                         $17.89              20.1%
1993                                         $16.87              20.0%
1994                                         $17.38              12.8%
1995                                         $19.51               8.6%
6/30/96                                      $21.17               7.3%

                  LBJ/NORTH CENTRAL EXPRESSWAY CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)                   RENT             VACANCY
1990                                         $14.30              21.2%
1991                                         $13.75              22.1%
1992                                         $13.57              18.4%
1993                                         $13.18              16.5%
1994                                         $13.94               9.3%
1995                                         $16.08               7.3%
6/30/96                                      $17.43               4.9%

                            OAK LAWN CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  DALLAS, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)                   RENT             VACANCY
1990                                         $15.19              17.3%
1991                                         $15.12              15.4%
1992                                         $14.95              12.1%
1993                                         $14.44              13.1%
1994                                         $15.46               9.9%
1995                                         $17.25              14.6%
6/30/96                                      $18.19              20.9%

-------------

Source: M/PF Research, Inc.

     Fort Worth CBD. One of the Company's Office Properties, Continental Plaza, is located in the Fort Worth CBD submarket, which contained 50% of the city's approximately 5.0 million square feet of Class A office space as of June 30, 1996. Management believes that the Class A office market in the Fort Worth CBD submarket will improve during the next five years. More than 25% of all new jobs created in Fort Worth during 1995 were service-related, and job growth of this type is expected to continue. Office tenants are primarily service-related businesses. In addition, employment is increasing in Fort Worth, and the revitalization of downtown Fort Worth is continuing with the addition of new housing developments, restaurants, night clubs, retail shops and movie theaters. The Fort Worth CBD submarket has recently received a further economic boost, with construction commencing on a $60 million, privately funded, downtown performing arts center and a new retail and entertainment center, as well as the recently completed renovation of an enclosed downtown mall.

     The following graph provides information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A office properties in the Fort Worth CBD submarket.

                               CBD CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                 FORT WORTH, TX

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)         RENT           VACANCY
1990                                $17.95          14.5%
1991                                $18.50          11.1%
1992                                $17.83          11.8%
1993                                $17.72          12.3%
1994                                $17.54          12.9%
1995                                $16.95          10.0%
6/30/96                             $17.43          15.0%

---------------

Source: M/PF Research, Inc.

DENVER METROPOLITAN AREA

     Like Dallas/Fort Worth, Denver has a diverse economic base that has outperformed the national economy in terms of job growth in recent years. With approximately 50% more college graduates, on a per capita basis, than the national average, the city has one of the most highly educated workforces in the nation, allowing it to attract the service and technology companies that draw on the skills of this group. During the last decade, the city has become a center for high-technology firms, especially those in the telecommunications industry. Furthermore, Denver ranks as an important distribution center for the Western and Central United States, and the 1995 opening of the Denver International Airport has improved the city's standing as an air transportation hub with respect to both passenger and freight traffic.

DENVER OFFICE PROPERTIES

     The following graph provides information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A office properties in the Denver metropolitan area.

                             OVERALL CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                   DENVER, CO

       MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)          RENT          VACANCY
1990                                $12.65          15.1%
1991                                $12.75          14.3%
1992                                $14.18          13.1%
1993                                $14.67           9.6%
1994                                $15.46           6.5%
1995                                $17.06           8.4%
6/30/96                             $17.13           9.0%

---------------

Source: Cushman & Wakefield of Colorado, Inc.

     The increase in vacancy during 1995 was primarily the result of the relinquishment of space in the Denver CBD submarket by government agencies and certain major accounting firms. The Company believes that this increase in vacancy will be relatively short-term given the low average quoted market rental rates in the Denver CBD submarket as compared to other Denver submarkets, the relative lack of immediately available blocks of Class A office space in the surrounding submarkets and the continuing population and employment growth trends of the metropolitan Denver area.

     The Company has focused its acquisition efforts in the Denver area on three submarkets which management believes have benefited and will continue to benefit from the growth in demand for office space in the Denver metropolitan area. These three submarkets accounted for 82% of the total Class A office space in the Denver metropolitan area as of June 30, 1996.

     Denver CBD. One of the Company's Office Properties, MCI Tower, and one of the Company's Hotel Properties, the Denver Marriott City Center, are located (in a single building) in the Denver CBD submarket. With over 10.0 million square feet of Class A office space as of June 30, 1996, the Denver CBD submarket contained 51% of the city's total Class A office space. The $175 million Coors Field baseball stadium is located on the west edge of the Denver CBD submarket, and a new $67 million central library has been constructed at the city's center. A recently constructed light rail system offers ease of commuter access from southern Denver to the downtown area. The Denver CBD submarket has low lease rates in comparison to other Denver locations and large blocks of Class A office space are available in the Denver CBD submarket. As a result of these factors and the limited space available in the other Denver submarkets, the Denver CBD submarket has become the only area within Denver that can immediately accommodate a major Class A tenant.

     Cherry Creek. Two of the Company's Office Properties, The Citadel and Ptarmigan Place, are located in the Cherry Creek submarket. With approximately
2.1 million square feet of Class A office space, Cherry Creek is the third largest of Denver's submarkets. Located three miles southeast of the Denver CBD submarket, the area includes some of the most prestigious single-family homes in the city, the Denver Country Club, the $100 million Cherry Creek Mall and high-rise residential projects. The decline in the Class A quoted market rental rate within the Cherry Creek submarket during the first six months of 1996 resulted primarily from the reclassification of two buildings formerly classified as Class B office space as Class A office space.

     Denver Technology Center ("DTC"). One of the Company's Properties, Regency Plaza One, is located in the DTC submarket. This submarket has excellent access to all parts of Denver, and many of Denver's prime residential communities are located within five to 15 minutes of the area. Class A office space in the DTC submarket totals approximately 4.0 million square feet, which is second in size only to the Denver CBD submarket. As of June 30, 1996, Class A office space in the DTC submarket's was 95% leased, the highest such rate for any significant submarket in the Denver metropolitan area.

     The following graphs provide information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A office properties in the three Denver submarkets in which the Company has invested.

                               CBD CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                   DENVER, CO

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)             RENT               VACANCY
1990                                          $12.31              17.3%
1991                                          $12.17              16.3%
1992                                          $14.07               8.9%
1993                                          $14.52               8.1%
1994                                          $15.80               5.8%
1995                                          $16.23               9.8%
6/30/96                                       $16.19              11.2%

                          CHERRY CREEK CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                   DENVER, CO

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)             RENT               VACANCY
1990                                          $12.52              20.9%
1991                                          $13.52              17.8%
1992                                          $13.53              21.7%
1993                                          $12.55               9.9%
1994                                          $14.03              10.3%
1995                                          $17.11              11.1%
6/30/96                                       $16.31              11.4%

                               DTC CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                   DENVER, CO

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)             RENT               VACANCY
1990                                          $14.08               6.8%
1991                                          $14.97               7.7%
1992                                          $16.29               9.8%
1993                                          $16.14               7.6%
1994                                          $16.44               4.2%
1995                                          $19.95               5.6%
6/30/96                                       $20.87               5.2%

---------------

Source: Cushman & Wakefield of Colorado, Inc.

HOUSTON METROPOLITAN AREA

     The nation's fourth largest city and the largest in the Southwest, Houston currently has a population of approximately 3.5 million, with a workforce of approximately 1.8 million non-agricultural, wage and salaried workers. Houston is central to the domestic petroleum industry's production, processing and distribution network, and, according to the University of Houston Center for Public Policy, slightly over one-half of the city's primary employment base is tied to the oil and gas industry. During the 1980s and early 1990s, the city's economy stagnated as a result of the sharp decline in oil prices and cutbacks and consolidations in the petroleum and other industries. Since 1991, however, job growth has increased at an average annual rate of 1.9% per year, according to the U.S. Bureau of Labor Statistics. In 1995, job growth increased to 3.1% with the creation of 53,300 jobs and is projected by the University of Houston Center for Public Policy to continue to increase at a rate of 2.0% to 3.0% for the next several years. Although the petroleum industry remains essential to the Houston economy, the city is also known as a major port for worldwide shipping of non-petroleum products and in 1995 was the second largest U.S. port in terms of foreign tonnage shipped. Houston is also home to the National Aeronautics and Space Administration (NASA) and Johnson Space Center, the 600-acre Texas Medical Center and the Astrodome sports complex. Non-energy related industries that are major contributors to the Houston economy include aerospace manufacturing, data processing, telecommunications and computer software development.

HOUSTON OFFICE PROPERTIES

     The following graphs provide information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A and Class B office properties in the Houston metropolitan area.

                             OVERALL CLASS A OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $14.97              12.8%
1991                                         $15.03              12.0%
1992                                         $14.72              12.1%
1993                                         $14.17              12.7%
1994                                         $14.08               9.9%
1995                                         $14.04               9.6%
6/30/96                                      $14.05               9.3%

                             OVERALL CLASS B OFFICE
                     VACANCY AND AVERAGE QUOTED MARKET RENT
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $10.90              21.5%
1991                                         $11.10              19.8%
1992                                         $11.07              19.7%
1993                                         $10.93              20.0%
1994                                         $10.96              20.0%
1995                                         $11.18              19.2%
6/30/96                                      $11.08              18.6%

----------
Source: Company compiled from Baca Landata, Inc., The Woodlands Corporation and
        Cushman & Wakefield of Texas, Inc.

     The Company has focused its acquisition efforts in the Houston area on three submarkets that management believes will benefit from growth in demand for office space. As of June 30, 1996, these three submarkets accounted for 12% of the total Class A office space, and 14% of the total Class B office space, in the Houston metropolitan area.

     Richmond-Buffalo Speedway. The Greenway Plaza Office Portfolio (10 office properties) contains a majority of the total Class A and Class B office space in the Richmond-Buffalo Speedway submarket. Virtually all of the office buildings in the submarket that have in excess of 250,000 net rentable square feet are located in or adjacent to Greenway Plaza. The submarket consists of 10.4 million net rentable square feet of office space, of which 3.9 million net rentable square feet are Class A office space and 3.7 million net rentable square feet are Class B office space. The Company expects to acquire the Greenway Plaza Office Portfolio in October 1996.

     The Woodlands. Twelve of the Company's Office Properties are located in The Woodlands submarket. The Woodlands submarket is a master-planned community, located 27 miles north of Houston, that contains a shopping mall, retail centers, office buildings, a hospital, club facilities, a community college, a performance pavilion and numerous other amenities targeting a population with high earnings. The Woodlands Corporation maintains control over all development within the community. The Company, through its 75% limited partner interest in the partnership that owns the Office Properties in The Woodlands, has the option to participate with The Woodlands Corporation in certain future office development within The Woodlands.

     Katy Freeway. One of the Company's Office Properties, Three Westlake Park, is located in the Katy Freeway submarket, which is approximately eight miles west of downtown Houston. A number of the world's largest oil companies, including Exxon Corporation, Amoco Production Company and British Petroleum, are located in this submarket, which is also known as the "Energy Corridor." The Company owns the principal economic interest in Three Westlake Park through its ownership of the Three Westlake Note.

     The following graphs provide information regarding vacancy levels and average quoted market rental rates at year end for each of the years from 1990 through 1995, and at June 30, 1996, for Class A and Class B office properties in the Richmond-Buffalo Speedway submarket, for all classes of competitive office properties in The Woodlands submarket and for Class A office properties in the Katy Freeway submarket.

                   RICHMOND-BUFFALO SPEEDWAY CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $12.29              12.1%
1991                                         $12.66              10.1%
1992                                         $13.26               8.2%
1993                                         $13.12               6.4%
1994                                         $12.92               6.3%
1995                                         $13.46               6.5%
6/30/96                                      $13.37               5.5%

                   RICHMOND-BUFFALO SPEEDWAY CLASS B OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $12.32               9.3%
1991                                         $12.37              10.2%
1992                                         $12.35              10.9%
1993                                         $12.55              13.5%
1994                                         $12.47              14.2%
1995                                         $12.47              22.8%
6/30/96                                      $12.62              31.8%

                             THE WOODLANDS OFFICE
                   VACANCY AND AVERAGE QUOTED MARKET RENT(1)
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $11.45              44.6%
1991                                         $ 8.54              31.5%
1992                                         $11.20              14.2%
1993                                         $12.11              14.4%
1994                                         $12.83              11.5%
1995                                         $12.87              13.6%
6/30/96                                      $13.81              10.0%

                 KATY FREEWAY (ENERGY CORRIDOR) CLASS A OFFICE
                    VACANCY AND AVERAGE QUOTED MARKET RENT
                                  HOUSTON, TX

              MEASUREMENT PERIOD
            (FISCAL YEAR COVERED)            RENT               VACANCY
1990                                         $14.48               7.1%
1991                                         $15.83               5.9%
1992                                         $15.10               6.5%
1993                                         $15.10               5.4%
1994                                         $15.23               2.2%
1995                                         $15.42               2.9%
6/30/96                                      $15.26               2.1%

-------------
(1) Represents an average of the market rental rate per square foot quoted for all classes of competitive office properties within The Woodlands submarket, adjusted based on management estimates, to a full-service equivalent rental rate.

Source: Baca Landata, Inc., The Woodlands Corporation and Cushman & Wakefield of Texas, Inc.

          LEASE EXPIRATIONS OF OFFICE PROPERTIES AND RETAIL PROPERTIES

     The following table sets forth a schedule of lease expirations for leases in place as of June 30, 1996, for each of the 10 years beginning with the remainder of 1996, for the Office Properties and Retail Properties, on an aggregate basis by submarket, assuming that none of the tenants exercises renewal options and excluding an aggregate of 1,101,528 square feet of unleased space.

          OFFICE PROPERTIES
      (STATE, CITY, SUBMARKET)           1996         1997         1998         1999         2000         2001         2002
------------------------------------- -----------  -----------  -----------  -----------  -----------  -----------  -----------
Texas
DALLAS
Far North Dallas... Sq. Ft.(1)            168,356      233,611       63,015       83,364      192,079       47,953       78,356
                   % Sq. Ft.(2)             12.7%        17.6%         4.7%         6.3%        14.5%         3.6%         5.9%
                   Annual Rent(3)      $2,682,118   $2,936,643     $916,321   $1,255,892   $2,800,114     $885,121   $1,014,710
                   No. of Tenants              19           13           13           11            6            2            1
                   Rent per Sq. Ft.(3)     $15.93       $12.57       $14.54       $15.07       $14.58       $18.46       $12.95
                   Company Quoted          $18.88
                   Rental Rate per
                   Sq. Ft.(4)
Las
 Colinas/Irving.... Sq. Ft.(1)              7,988       47,096      102,164       58,236      267,970       37,083      278,796
                   % Sq. Ft.(2)              0.7%         4.1%         8.8%         5.0%        23.2%         3.2%        24.1%
                   Annual Rent(3)         $78,585     $674,252   $1,467,436     $893,172   $4,336,916     $734,127   $5,939,141
                   No. of Tenants               5           10           19            8           14            4            2
                   Rent per Sq. Ft.(3)      $9.84       $14.32       $14.36       $15.34       $16.18       $19.80       $21.30
                   Company Quoted          $19.03
                   Rental Rate per
                   Sq. Ft.(4)
Uptown............. Sq. Ft.(1)             77,855      117,244      165,926       57,079           --      323,124      157,098
                   % Sq. Ft.(2)              7.0%        10.5%        14.9%         5.1%         0.0%        29.0%        14.1%
                   Annual Rent(3)      $1,389,368   $2,500,062   $4,025,849   $1,246,084           --   $7,672,852   $4,068,424
                   No. of Tenants              18           19           23            6           --           12            5
                   Rent per Sq. Ft.(3)     $17.85       $21.32       $24.26       $21.83           --       $23.75       $25.90
                   Company Quoted          $29.00
                   Rental Rate per
                   Sq. Ft.(4)
LBJ/North Central
 Expressway........ Sq. Ft.(1)                 --      208,613       27,128           --           --           --           --
                   % Sq. Ft. (2)             0.0%        88.5%        11.5%         0.0%         0.0%         0.0%         0.0%
                   Annual Rent(3)              --   $2,910,151     $324,993           --           --           --           --
                   No. of Tenants              --            7            1           --           --           --           --
                   Rent per Sq. Ft.(3)         --       $13.95       $11.98           --           --           --           --
                   Company Quoted          $19.00
                   Rental Rate per
                   Sq. Ft.(4)
Oak Lawn........... Sq. Ft.(1)             97,160        2,852           --       30,000           --       10,883           --
                   % Sq. Ft.(2)             69.0%         2.0%         0.0%        21.3%         0.0%         7.7%         0.0%
                   Annual Rent(3)      $1,369,851      $38,645           --     $465,000           --     $175,216           --
                   No. of Tenants               5            1           --            1           --            1           --
                   Rent per Sq. Ft.(3)     $14.10       $13.55           --       $15.50           --       $16.10           --
                   Company Quoted          $18.00
                   Rental Rate per
                   Sq. Ft.(4)
FORT WORTH
CBD................ Sq. Ft.(1)            177,415       98,484       75,057      112,854      199,362       84,039       53,376
                   % Sq. Ft.(2)             22.2%        12.3%         9.4%        14.1%        24.9%        10.5%         6.6%
                   Annual Rent(3)      $2,693,106   $1,181,565   $1,144,090   $1,722,462   $3,358,901   $1,263,874     $532,868
                   No. of Tenants              21           11            7            3            5            2            3
                   Rent per Sq. Ft.(3)     $15.18       $12.00       $15.24       $15.26       $16.85       $15.04        $9.98
                   Company Quoted          $16.50
                   Rental Rate per
                   Sq. Ft.(4)

   OFFICE PROPERTIES                                              2006 &
(STATE, CITY, SUBMARKET)     2003        2004         2005        BEYOND
------------------------  ----------  -----------  -----------  ----------
Texas
DALLAS
Far North Dallas........     119,500        9,320      320,629      11,937
                                9.0%         0.7%        24.1%        0.9%
                          $1,549,915     $144,833   $5,049,907    $274,551
                                   1            1            1           1
                              $12.97       $15.54       $15.75      $23.10
Las
 Colinas/Irving.........          --           --      356,319          --
                                0.0%         0.0%        30.9%        0.0%
                                  --           --   $2,921,816          --
                                  --           --            1          --
                                  --           --        $8.20          --
Uptown..................     126,486       47,651       41,130          --
                               11.4%         4.3%         3.7%        0.0%
                          $3,059,116   $1,071,988     $836,680          --
                                   3            1            2          --
                              $24.19       $22.50       $20.34          --
LBJ/North Central
 Expressway.............          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --
Oak Lawn................          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --
FORT WORTH
CBD.....................          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --

          OFFICE PROPERTIES
      (STATE, CITY, SUBMARKET)           1996         1997         1998         1999         2000         2001         2002
------------------------------------- -----------  -----------  -----------  -----------  -----------  -----------  -----------
HOUSTON
The Woodlands(5)... Sq. Ft.(1)             28,952      116,233      101,587      159,192       34,255       29,093       54,591
                   % Sq. Ft.(2)              4.0%        15.9%        13.9%        21.8%         4.7%         3.9%         7.5%
                   Annual Rent(3)        $347,541   $1,182,176   $1,177,548   $1,823,752     $449,231     $345,683     $791,902
                   No. of Tenants               8           21           21           19            5            5            2
                   Rent per Sq. Ft.(3)     $12.00       $10.17       $11.59       $11.46       $13.11       $11.88       $14.51
                   Company Quoted          $13.50
                   Rental Rate per
                   Sq. Ft.(4)

Katy Freeway(6).... Sq. Ft.(1)                 --          895           --        1,817      411,539           --           --
                   % Sq. Ft.(2)              0.0%         0.2%         0.0%          .5%        99.3%         0.0%         0.0%
                   Annual Rent(3)              --       $2,627           --       $2,217   $2,992,761           --           --
                   No. of Tenants              --            1           --            1            1           --           --
                   Rent per Sq. Ft.(3)         --        $2.94           --        $1.22        $7.27           --           --
                   Company Quoted           $9.10
                   Rental Rate per
                   Sq. Ft.(4)

AUSTIN
CBD................ Sq. Ft.(1)             22,178       16,352      140,243       32,667       66,841       14,342           --
                   % Sq. Ft.(2)              6.2%         4.6%        39.3%         9.2%        18.8%         4.0%         0.0%
                   Annual Rent(3)        $179,501     $189,792   $2,501,167     $419,315   $1,355,809     $172,921           --
                   No. of Tenants               4            3            7            4            2            3           --
                   Rent per Sq. Ft.(3)      $8.09       $11.61       $17.83       $12.84       $20.28       $12.06           --
                   Company Quoted          $11.50
                   Rental Rate per
                   Sq. Ft.(4)

Northwest.......... Sq. Ft.(1)              2,486       12,656           --      110,817           --           --           --
                   % Sq. Ft.(2)              2.0%        10.0%         0.0%        88.0%         0.0%         0.0%         0.0%
                   Annual Rent(3)         $39,776     $208,824           --   $1,812,748           --           --           --
                   No. of Tenants               1            1           --            3           --           --           --
                   Rent per Sq. Ft.(3)     $16.00       $16.50           --       $16.36           --           --           --
                   Company Quoted          $20.50
                   Rental Rate per
                   Sq. Ft.(4)

Southwest.......... Sq. Ft.(1)              2,430        7,070        5,674        4,703       16,287       14,407        2,800
                   % Sq. Ft.(2)              2.8%         8.2%         6.5%         5.4%        18.8%        16.6%         3.2%
                   Annual Rent (3)        $30,983     $112,849      $87,947      $81,370     $301,310     $290,143      $56,000
                   No. of Tenants               1            2            2            3            3            2            1
                   Rent per Sq. Ft.(3)     $12.75       $15.96       $15.50       $17.30       $18.50       $20.14       $20.00
                   Company Quoted          $20.50
                   Rental Rate per
                   Sq. Ft.(4)

Colorado
DENVER
CBD................ Sq. Ft.(1)              2,709        3,366           --       55,650       51,922           --      419,194
                   % Sq. Ft.(2)              0.5%         0.6%         0.0%        10.5%         9.7%         0.0%        78.7%
                   Annual Rent(3)         $59,472      $40,333           --   $1,024,153     $648,987           --   $6,789,494
                   No. of Tenants               1            1           --            2            1           --            1
                   Rent per Sq. Ft.(3)     $21.95       $11.98           --       $18.40       $12.50           --       $16.20
                   Company Quoted          $16.00
                   Rental Rate per
                   Sq. Ft.(4)

Cherry Creek....... Sq. Ft.(1)             69,052       52,610       64,269      129,493       32,212       24,674       16,235
                   % Sq. Ft.(2)             17.5%        13.3%        16.3%        32.8%         8.2%         6.3%         4.1%
                   Annual Rent(3)      $1,018,086     $695,140     $996,643   $1,805,412     $529,990     $398,961     $285,607
                   No. of Tenants              15            9           21           11            9            7            2
                   Rent per Sq. Ft.(3)     $14.74       $13.21       $15.51       $13.94       $16.45       $16.17       $17.59
                   Company Quoted          $18.57
                   Rental Rate per
                   Sq. Ft.(4)

   OFFICE PROPERTIES                                              2006 &
(STATE, CITY, SUBMARKET)     2003        2004         2005        BEYOND
------------------------  ----------  -----------  -----------  ----------
HOUSTON
The Woodlands(5)........      28,415       91,131       71,000      16,299
                                3.9%        12.5%         9.7%        2.2%
                            $434,750   $1,636,237     $545,990    $225,415
                                   1            3            1           1
                              $15.30       $17.95        $7.69      $13.83

Katy Freeway(6).........          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --

AUSTIN
CBD.....................      16,097        1,258       46,259          --
                                4.5%         0.4%        13.0%        0.0%
                            $225,358      $21,386     $619,520          --
                                   1            1            2          --
                              $14.00       $17.00       $13.39          --

Northwest...............          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --

Southwest...............          --           --           --      33,439
                                0.0%         0.0%         0.0%       38.5%
                                  --           --           --    $786,151
                                  --           --           --           1
                                  --           --           --      $23.51

Colorado
DENVER
CBD.....................          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --

Cherry Creek............       6,116           --           --          --
                                1.5%         0.0%         0.0%        0.0%
                             $95,715           --           --          --
                                   1           --           --          --
                              $15.65           --           --          --

          OFFICE PROPERTIES
      (STATE, CITY, SUBMARKET)           1996         1997         1998         1999         2000         2001         2002
------------------------------------- -----------  -----------  -----------  -----------  -----------  -----------  -----------
DTC................ Sq. Ft.(1)             40,863       54,104       49,993       13,364       27,928        8,216           --
                   % Sq. Ft.(2)             13.5%        17.8%        16.5%         4.4%         9.2%         2.7%         0.0%
                   Annual Rent(3)        $686,388     $893,387     $892,784     $221,966     $526,332     $180,752           --
                   No. of Tenants               9            8            4            4            3            1           --
                   Rent per Sq. Ft.(3)     $16.80       $16.51       $17.86       $16.61       $18.85       $22.00           --
                   Company Quoted          $24.00
                   Rental Rate per
                   Sq. Ft.(4)
COLORADO SPRINGS... Sq. Ft.(1)                 --       23,395       23,433       82,066        1,098      120,691           --
                   % Sq. Ft.(2)              0.0%         9.3%         9.4%        32.7%         0.4%        48.2%         0.0%
                   Annual Rent(3)              --     $228,594     $182,288     $750,920      $11,529   $1,473,939           --
                   No. of Tenants              --            3            3            3            1            2           --
                   Rent per Sq. Ft.(3)         --        $9.77        $7.78        $9.15       $10.50       $12.21           --
                   Company Quoted          $11.40
                   Rental Rate per
                   Sq. Ft.(4)
Arizona
PHOENIX
CBD................ Sq. Ft.(1)                700           --          988       20,957       61,239       77,307       38,363
                   % Sq. Ft.(2)              0.2%         0.0%         0.3%         6.0%        17.5%        22.2%        11.0%
                   Annual Rent(3)         $16,940           --      $15,901     $369,662   $1,470,815   $1,520,666     $667,843
                   No. of Tenants               1           --            2            3            4            5            2
                   Rent per Sq. Ft.(3)     $24.20           --       $16.09       $17.64       $24.02       $19.67       $17.41
                   Company Quoted          $20.00
                   Rental Rate per
                   Sq. Ft.(4)
Camelback
 Corridor.......... Sq. Ft.(1)             84,460           --           --           --           --           --           --
                   % Sq. Ft.(2)            100.0%         0.0%         0.0%         0.0%         0.0%         0.0%         0.0%
                   Annual Rent(3)      $1,013,520           --           --           --           --           --           --
                   No. of Tenants               1           --           --           --           --           --           --
                   Rent per Sq. Ft.(3)     $12.00           --           --           --           --           --           --
                   Company Quoted          $12.25
                   Rental Rate per
                   Sq. Ft.(4)
Louisiana
NEW ORLEANS
CBD(6)............. Sq. Ft.(1)                 --           --           --        7,792           --       10,202           --
                   % Sq. Ft.(2)              0.0%         0.0%         0.0%         2.2%         0.0%         2.8%         0.0%
                   Annual Rent(3)              --           --           --      $98,803           --     $110,506           --
                   No. of Tenants              --           --           --            3           --            2           --
                   Rent per Sq. Ft.(3)         --           --           --       $12.68           --       $10.83           --
                   Company Quoted          $15.00
                   Rental Rate per
                   Sq. Ft.(4)
Nebraska
OMAHA
CBD................ Sq. Ft.(1)              8,387       65,647        3,983       15,565          392       67,421      177,280
                   % Sq. Ft.(2)              2.1%        16.3%         1.0%         3.9%         0.1%        16.8%        44.1%
                   Annual Rent(3)         $93,181     $993,175      $42,250     $238,116       $7,840   $1,034,862   $2,151,081
                   No. of Tenants               3            3            2            2            1            1            4
                   Rent per Sq. Ft.(3)     $11.11       $15.13       $10.61       $15.30       $20.00       $15.35       $12.13
                   Company Quoted          $19.00
                   Rental Rate per
                   Sq. Ft.(4)

   OFFICE PROPERTIES                                              2006 &
(STATE, CITY, SUBMARKET)     2003        2004         2005        BEYOND
------------------------  ----------  -----------  -----------  ----------
DTC.....................          --      108,932           --          --
                                0.0%        35.9%         0.0%        0.0%
                                  --   $2,069,708           --          --
                                  --            1           --          --
                                  --       $19.00           --          --
COLORADO SPRINGS........          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --
Arizona
PHOENIX
CBD.....................      12,273      137,172           --          --
                                3.5%        39.3%         0.0%        0.0%
                            $235,049   $3,893,162           --          --
                                   2            2           --          --
                              $19.15       $28.38           --          --
Camelback
 Corridor...............          --           --           --          --
                                0.0%         0.0%         0.0%        0.0%
                                  --           --           --          --
                                  --           --           --          --
                                  --           --           --          --
Louisiana
NEW ORLEANS
CBD(6)..................          --      310,591       26,452       3,183
                                0.0%        86.7%         7.4%         .9%
                                  --   $5,123,725     $424,555     $53,315
                                                2            1           1
                                  --       $16.50       $16.05      $16.75
Nebraska
OMAHA
CBD.....................      63,078           --           --          --
                               15.7%         0.0%         0.0%        0.0%
                            $966,355           --           --          --
                                   1           --           --          --
                              $15.32           --           --          --

          OFFICE PROPERTIES
      (STATE, CITY, SUBMARKET)           1996         1997         1998         1999         2000         2001         2002
------------------------------------- -----------  -----------  -----------  -----------  -----------  -----------  -----------
New Mexico
ALBUQUERQUE
CBD................ Sq. Ft.(1)                932        4,455       13,049       19,360       15,552       27,347        2,986
                   % Sq. Ft.(2)              0.3%         1.4%         4.1%         6.1%         4.9%         8.6%         0.9%
                   Annual Rent(3)         $17,472      $71,589     $239,198     $358,127     $261,770     $581,205      $64,886
                   No. of Tenants               1            3            6            5            5            2            1
                   Rent per Sq. Ft.(3)     $18.75       $16.07       $18.33       $18.50       $16.83       $21.25       $21.73
                   Company Quoted          $18.00
                   Rental Rate per
                   Sq. Ft.(4)
TOTAL.............. Sq. Ft.(1)            791,923    1,064,683      836,509      994,976    1,378,676      896,782    1,279,075
                   % Sq. Ft.(2)              8.4%        11.2%         8.8%        10.5%        14.6%         9.5%        13.5%
                   Annual Rent(3)     $11,715,888  $14,859,804  $14,014,415  $14,589,171  $19,052,305  $16,840,828  $22,361,956
                   No. of Tenants             113          116          131           92           60           51           24
                   Rent per Sq. Ft.(3)     $14.79       $13.96       $16.75       $14.66       $13.82       $18.78       $17.48
                   Company Quoted          $18.40
                   Rental Rate per
                   Sq. Ft.(4)

    OFFICE PROPERTIES                                             2006 &
(STATE, CITY, SUBMARKET)     2003        2004         2005        BEYOND
------------------------  ----------  -----------  -----------  ----------
New Mexico
ALBUQUERQUE
CBD.....................          --       41,906      192,153          --
                                0.0%        13.2%        60.5%        0.0%
                                  --     $689,354   $4,008,908          --
                                  --            1            2          --
                                  --       $16.45       $20.86          --
TOTAL...................     371,965      747,961    1,053,942      64,858
                                4.0%         7.8%        11.1%        0.6%
                          $6,566,258  $14,650,393  $14,407,376  $1,339,432
                                  10           12           10           4
                              $17.65       $19.59       $13.67      $20.65

          RETAIL PROPERTIES
      (STATE, CITY, SUBMARKET)           1996         1997         1998         1999         2000         2001         2002
------------------------------------- -----------  -----------  -----------  -----------  -----------  -----------  -----------
Texas
DALLAS
Uptown............. Sq. Ft.(1)              2,535        5,334       14,044        2,817          899           --        8,622
                   % Sq. Ft.(2)              3.4%         7.1%        18.7%         3.8%         1.2%         0.0%        11.5%
                   Annual Rent(3)         $37,794      $74,638      $88,682      $26,818      $16,182           --     $109,241
                   No. of Tenants               2            2            3            1            1           --            1
                   Rent per Sq. Ft.(3)     $14.91       $13.99        $6.31        $9.52       $18.00           --       $12.67
                   Company Quoted          $17.00
                   Rental Rate per
                   Sq. Ft.(4)
Las
 Colinas/Irving.... Sq. Ft.(1)              9,395       26,781       14,748        6,611       58,734        8,227           --
                   % Sq. Ft.(2)              7.2%        20.5%        11.3%         5.1%        45.1%         6.3%         0.0%
                   Annual Rent(3)        $139,946     $378,219     $239,752     $106,821     $267,690     $118,336           --
                   No. of Tenants               6            8            7            3            3            3           --
                   Rent per Sq. Ft.(3)     $14.90       $14.12       $16.26       $16.16        $4.56       $14.38           --
                   Company Quoted          $18.00
                   Rental Rate per
                   Sq. Ft.(4)
TOTAL.............. Sq. Ft.(1)             11,930       32,115       28,792        9,428       59,633        8,227        8,622
                   % Sq. Ft.(2)              5.8%        15.6%        14.0%         4.6%        29.0%         4.0%         4.2%
                   Annual Rent(3)        $177,740     $452,857     $328,434     $133,639     $283,872     $118,336     $109,241
                   No. of Tenants               8           10           10            4            4            3            1
                   Rent per Sq. Ft.(3)     $14.90       $14.10       $11.41       $14.17        $4.76       $14.38       $12.67
                   Company Quoted          $17.80
                   Rental Rate per
                   Sq. Ft.(4)

    RETAIL PROPERTIES                                             2006 &
(STATE, CITY, SUBMARKET)     2003        2004         2005        BEYOND
------------------------  ----------  -----------  -----------  ----------
Texas
DALLAS
Uptown..................      40,769           --           --          --
                               54.3%         0.0%         0.0%        0.0%
                            $815,380           --           --          --
                                   1           --           --          --
                              $20.00           --           --          --
Las
 Colinas/Irving.........       1,159        4,736           --          --
                                0.9%         3.6%         0.0%        0.0%
                             $20,862      $94,720           --          --
                                   1            1           --          --
                              $18.00       $20.00           --          --
TOTAL...................      41,928        4,736           --          --
                               20.4%         2.3%         0.0%        0.0%
                            $836,242      $94,720           --          --
                                   2            1           --          --
                              $19.94       $20.00           --          --

---------------
(1) Total net rentable square feet represented by expiring leases.
(2) Percentage of total net rentable square feet represented by expiring leases.
(3) Based on base rent payable as of the expiration day of the lease, for net rentable square feet expiring, without giving effect to free rent or scheduled rent increases that would be taken into account under generally accepted accounting principles and excluding (i) any operating costs (such as utilities, real estate taxes and/or insurance) payable by the tenants and
    (ii) any expense reimbursements received from the tenants.
(4) Represents weighted average rental rates per square foot quoted by the Company as of August 31, 1996, based on total net rentable square feet of Company Properties in the submarket. These rates have not been adjusted to a full-service equivalent rate in markets in which the Company's rates are not quoted on a full-service basis.
(5) Includes two of the Company's Properties in this submarket which were acquired subsequent to June 30, 1996.
(6) Includes one Property in this submarket which was acquired subsequent to June 30, 1996.

                HISTORICAL RECURRING OFFICE AND RETAIL PROPERTY
           CAPITAL EXPENDITURES, TENANT IMPROVEMENT AND LEASING COSTS

     The following table sets forth annual and per square foot recurring capital expenditures (excluding those expenditures which are recoverable from tenants) and tenant improvement and leasing costs for the period from May 4, 1994 (inception of operations) to December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1996, attributable to leases that commenced (i.e., the renewal or replacement tenant began to pay rent) for the Office and Retail Properties consolidated in the Company's financial statements during each of the periods presented. Tenant improvement and leasing costs for commenced leases during a particular period do not equal the cash paid for tenant improvement and leasing costs during such period, due to the timing of payments. The following results for the interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

                                                                                       SIX MONTHS
                                                                                          ENDED
                                                                 1994       1995      JUNE 30, 1996
                                                                 -----     ------     -------------
    CAPITAL EXPENDITURES:
      Capital Expenditures (in thousands)....................    $ 147     $  941        $  309
      Per square foot........................................    $ .04     $  .14        $  .03
    TENANT IMPROVEMENT AND LEASING COSTS:(1)
      Tenant Improvement Costs (in thousands)................    $ 521     $1,901        $2,310
      Per square foot leased.................................    $6.50     $ 5.64        $ 6.82
      Tenant Leasing Costs (in thousands)....................    $  55     $1,039        $1,339
      Per square foot leased.................................    $ .69     $ 3.08        $ 3.95
           Total per square foot.............................    $7.19     $ 8.72        $10.77
           Total per square foot per year....................    $2.17     $ 1.33        $ 1.77

---------------

(1) Excludes leasing activity for leases that have less than a one-year term (i.e., storage and temporary space).

     Capital expenditures may fluctuate in any given period subject to the nature, extent and timing of improvements required to be made in the Company's Property portfolio. The Company maintains an active preventive maintenance program in order to minimize required capital improvements. In addition, capital improvement costs are recoverable from tenants in many instances.

     Tenant improvement and leasing costs also may fluctuate in any given period depending upon factors such as the term of the lease, the type of lease (renewal or replacement tenant), the involvement of external leasing agents and overall competitive market conditions. Management believes that, as its markets continue to recover, the level of tenant improvement and leasing costs incurred by the Company will decrease on a per square foot basis.

                               MORTGAGE FINANCING

     The existing mortgage indebtedness on the Properties that were owned by the Company as of June 30, 1996 and consolidated for financial statement purposes is set forth in the table below:

                                                                                       BALANCE
                                                   INTEREST       EXPIRATION       OUTSTANDING AT
                  MORTGAGE INDEBTEDNESS              RATE            DATE           JUNE 30, 1996
        -----------------------------------------  --------     ---------------    ---------------
                                                                                   (IN THOUSANDS)
        Nomura Note I(1).........................    7.83%        August 2027         $239,000
        Nomura Note II(2)........................    7.79%        March 2028           161,000
        CIGNA Note(3)............................    7.47%       December 2002          63,500
        Metropolitan Life Note(4)................    8.88%      September 2001          12,553
                                                                                      --------
                  Total..........................                                     $476,053
                                                                                      ========

---------------
(1) The note has a seven-year period during which only interest is payable (through August 2002), followed by five years of principal amortization based on a 25-year amortization schedule through maturity. At the end of 12 years (August 2007), the interest rate increases, and the Company is required to remit, in addition to the monthly debt service payment, excess property cash flow, as defined, to be applied first against principal until the note is paid in full and, thereafter, against accrued excess interest, as defined. It is the Company's intention to repay the note in full at such time (August 2007) by making a final payment of approximately $220 million. Nomura Note I is secured by The Aberdeen, The Avallon, Caltex House, The Citadel, Continental Plaza, The Crescent Atrium, The Crescent Office Towers, Regency Plaza One and Waterside Commons.
(2) The note has a seven-year period during which only interest is payable (through March 2003), followed by three years of principal amortization based on a 25-year amortization schedule through maturity. At the end of 10 years (March 2006), the interest rate increases, and the Company is required to remit, in addition to the monthly debt service payment, excess property cash flow, as defined, to be applied first against principal until the note is paid in full and, thereafter, against accrued excess interest, as defined. It is the Company's intention to repay the note in full at such time (March 2006) by making a final payment of approximately $154 million. Nomura Note II is secured by Albuquerque Plaza, Barton Oaks Plaza One, Briargate Office and Research Center, Hyatt Regency Albuquerque, Hyatt Regency Beaver Creek, Las Colinas Plaza, Liberty Plaza I & II, MacArthur Center I & II, Ptarmigan Place, Stanford Corporate Centre, Two Renaissance Square and 12404 Park Central.
(3) The note requires payments of interest only during its term, with a final payment due in December 2002 of approximately $63.5 million. The CIGNA Note is secured by MCI Tower and the Denver Marriott City Center.
(4) The note requires monthly payments of principal and interest and is secured by five of the Office Properties within The Woodlands.

                       HOTEL PROPERTY MARKET INFORMATION

     The U.S. hotel industry is experiencing a resurgence in profitability from its downturn in the early 1990s. Increased demand for luxury and destination resort hotel rooms has been met with virtually no increase in the supply of such rooms, resulting in increasing occupancies and room rates. According to Smith Travel Research, average occupancies for hotel rooms rose from 60.2% in 1991 to 65.5% in 1995, the highest level in more than a decade. Average hotel room rental rates grew 4.8% in each of 1994 and 1995, with the 1994 figure outpacing inflation for the first time in eight years. Within the luxury/resort and full-service segments of the industry, average occupancy increased approximately 9.7% and 8.2%, respectively, between 1991 and 1995, while average room rental rates increased approximately 14.7% and 12.5%, respectively, during the same period.

     Business and convention travel accounts for about two-thirds of room demand and has risen along with the improving economy and increased corporate profits. Domestic leisure travel has also increased, especially among the "baby boomers" who are not only at the prime age for leisure travel but also have a greater tendency to travel than previous generations. A healthier, more active senior population is also contributing to the increase in travel.

     Increased travel from abroad has led to a further increase in hotel room demand. As reported by Bankers Trust Research, during 1994, approximately 11% of U.S. hotel room nights and 15% of U.S. hotel room revenues were from international travelers who on average stay about twice as long at hotels and use hotels twice as frequently as the domestic traveler.

     With the aging of the "baby boomer" generation and the growing interest in quality of life activities, the resort/spa industry also is experiencing significant growth in the United States.

     Among the various classes of hotels, room demand at the full-service and the luxury and destination resort classes of hotels, in which the Company has invested, is currently outpacing other sectors of the industry. The average annual growth rates in revenue per available room ("REVPAR"), from 1990 through 1995, for the full-service and luxury/resort hotel segments were 4.1% and 4.2%, respectively, well ahead of mid-priced hotels at 3.7%, according to Smith Travel Research. This demand comes not only from the business and convention sector, but also from the leisure traveler who vacations increasingly at higher-end hotels.

                         HOTEL REVPAR BY PRICE SEGMENT

                                                                                                   AVERAGE
                                                                                                   ANNUAL
                                1990       1991       1992       1993       1994       1995      GROWTH RATE
                               ------     ------     ------     ------     ------     ------     -----------
Luxury/Resort(1).............  $69.71     $67.92     $70.61     $74.23     $80.42     $85.44
  % Change...................               -2.6%       4.0%       5.1%       8.3%       6.2%        4.2%
Full-Service.................  $45.13     $45.21     $46.80     $49.11     $52.57     $55.06
  % Change...................                0.2%       3.5%       4.9%       7.0%       4.7%        4.1%
Mid-Priced...................  $33.99     $33.38     $33.90     $35.08     $38.39     $40.67
  % Change...................               -1.8%       1.6%       3.5%       9.4%       5.9%        3.7%
Economy......................  $26.35     $25.26     $25.50     $26.59     $28.01     $29.76
  % Change...................               -4.1%       1.0%       4.3%       5.3%       6.2%        2.5%
Budget.......................  $20.51     $19.18     $19.23     $19.98     $21.08     $22.52
  % Change...................               -6.5%       0.3%       3.9%       5.5%       6.8%        1.9%

---------------
(1) Does not include destination health and fitness resorts such as the Canyon Ranch resorts.

Source: Smith Travel Research

HOTEL PROPERTIES

     Hyatt Regency Beaver Creek. The Hyatt Regency Beaver Creek is a 295-room luxury hotel prominently anchoring the Village core of Beaver Creek ski resort, adjoining Avon, Colorado. Opened in December 1989, the hotel, which is the only luxury hotel permitted to operate in the Beaver Creek Village, is a ski-in/ski-out facility with superb access to air and ground transportation. Two ski lifts immediately adjacent to the hotel provide quick access to 1,125 acres of skiable terrain. Other facilities include a fully equipped spa and health club with a 17-meter, indoor/outdoor, year-round lap pool, approximately 23,000 square feet of retail space and an additional approximately 23,000 square feet of meeting and banquet facilities. An agreement with the Beaver Creek Golf Course gives the hotel approximately 35% of the available tee times on the only golf course within the Beaver Creek resort.

     Denver Marriott City Center. The newly renovated 613-room Denver Marriott City Center, adjoining the MCI Tower, is a full-service hotel that is the second largest hotel in downtown Denver. The hotel has over 25,000 square feet of meeting space, a restaurant and lounge and a complete health club, including an indoor swimming pool, a whirlpool, saunas and aerobic exercise areas. It is adjacent to the 16th Street Mall and three blocks from the Colorado Convention Center. In 1994, over $6 million was spent on a major renovation of the hotel, including the complete renovation of two ballrooms, all guest rooms and meeting rooms, and the restaurant and lounge. The Denver Marriott City Center serves as headquarters for many major conventions in Denver. The number of city-wide conventions booked in Denver for 1996 represents an increase of approximately 28% from 1995 levels, according to the Denver Metro Convention and Visitors Bureau. These figures do not include conventions booked at individual hotels.

     Hyatt Regency Albuquerque. The 20-story Hyatt Regency Albuquerque is a 395-room full-service hotel located in downtown Albuquerque, immediately across from the recently renovated and expanded Albuquerque Convention Center. It is the leading convention hotel in New Mexico, with approximately 20,000 square feet devoted to convention space. Approximately 65% of the hotel's business is derived from the group/convention trade. The hotel contains a restaurant, lounges, meeting rooms, a pool and a health club with an aerobics area, a sauna and specialized exercise equipment. It also offers floors with special amenities for business travelers, including fax machines and conference rooms.

     Canyon Ranch-Tucson. Canyon Ranch-Tucson is an award-winning, destination health and fitness resort located in Tucson, Arizona. The resort can accommodate 240 guests on a daily basis and features a 62,000 square foot spa complex, a 16,000 square foot life enhancement center offering structured therapy and counseling, a 12,000 square foot health and healing center with a complete staff of physicians, dietitians, psychologists and therapists, dining facilities, eight outdoor tennis courts, one indoor and three outdoor pools, massage therapists and a staff of fitness trainers. More detailed information is set forth under "Recent Developments -- Completed Investments."

          HOTEL AND DESTINATION RESORT OCCUPANCY RATES, ADR AND REVPAR

     The following table sets forth the average occupancy rate, the average daily rate ("ADR") per room and the average REVPAR for the Hotel Properties for each of the years ended December 31, 1991 through 1995 and for the six months ended June 30, 1995 and 1996. The information for the Hotel Properties is based on available rooms, except for Canyon Ranch-Tucson, which is a destination health and fitness resort that measures its performance based on available guest nights.

                                                                                  SIX MONTHS
                                                                                  ENDED JUNE
                                            YEAR ENDED DECEMBER 31,                   30,
                                    ----------------------------------------     -------------
            HOTEL PROPERTY(1)       1991     1992     1993     1994     1995     1995     1996
        --------------------------  ----     ----     ----     ----     ----     ----     ----
        Hyatt Regency Beaver Creek
          Average Occupancy
             Rate.................   63%      68%      72%      69%      72%      70%      68%
          ADR.....................  $145     $160     $169     $180     $183     $220     $241
          REVPAR..................  $ 92     $102     $114     $127     $137     $160     $173
        Denver Marriott City
          Center
          Average Occupancy
             Rate.................   64%      66%      70%      70%      77%      78%      81%
          ADR.....................  $ 87     $ 86     $ 90     $ 92     $ 98     $ 97     $104
          REVPAR..................  $ 56     $ 57     $ 63     $ 65     $ 76     $ 76     $ 84
        Hyatt Regency Albuquerque
          Average Occupancy
             Rate.................   64%      73%      77%      75%      74%      77%      78%
          ADR.....................  $ 71     $ 74     $ 77     $ 83     $ 87     $ 85     $ 93
          REVPAR..................  $ 45     $ 55     $ 54     $ 62     $ 64     $ 66     $ 72
        Canyon Ranch-Tucson(2)
          Average Occupancy
             Rate(3)..............    --      76%      82%      80%      77%      80%      85%
          ADR(4)..................    --     $396     $422     $458     $477     $509     $503
          REVPAR(5)...............    --     $284     $329     $350     $348     $395     $413

---------------

(1) The Company cannot, consistent with its status as a REIT for federal income tax purposes, operate the Hotel Properties directly and, accordingly, has leased the Hotel Properties to lessees pursuant to long-term leases. See
    "-- Hotel Leases," below.
(2) Canyon Ranch-Tucson, a destination health and fitness resort acquired subsequent to June 30, 1996, operates on the basis of "all-inclusive" guest packages that include meals and activities and, accordingly, measures its performance based on available guest nights rather than on available rooms.
(3) The occupancy rate equals the number of paying and complimentary guests for the period, divided by the maximum number of available guest nights for the period (43,440 guest nights for the six months ended June 30, 1995 and 43,680 guest nights for the six months ended June 30, 1996, based on a maximum of 240 guests per night).
(4) ADR equals the average daily "all-inclusive" guest package charges for the period, divided by the average daily number of paying guests for the period.
(5) REVPAR equals the total "all-inclusive" guest package charges for the period, divided by the maximum number of available guest nights for the period.

                                  HOTEL LEASES

     The Company cannot, consistent with its status as a REIT for federal income tax purposes, operate the Hotel Properties directly. See "Federal Income Tax Considerations -- Taxation of Crescent Equities -- Income Tests." It has leased the Hyatt Regency Beaver Creek and the Hyatt Regency Albuquerque to a Texas limited liability company and has leased the Denver Marriott City Center to a separate Texas limited liability company (collectively, the "Hotel Lessees"). The Hotel Lessees are owned, directly or indirectly, 4.5% by each of John C. Goff and Gerald W. Haddock, each of whom is an officer and director of the Company, and 91% by the asset manager of the Hotel Lessees. The Company has leased Canyon Ranch-Tucson to an affiliate of the former owners until December 1996, at which time one of the Hotel Lessees has the option, which it is expected to exercise, to acquire the affiliate for a nominal amount. Under the leases, each having a term of 10 years, the lessee of the Hotel Properties has assumed the rights and obligations of the property owner under the management agreement with the Hyatt Corporation, Marriott International, Inc. or Canyon Ranch Management L.L.C. (an entity owned and controlled by the former owners of Canyon Ranch-Tucson), as the case may be, as well as the obligation to pay all property taxes and any other charges against the Property. As part of each of the lease agreements for the Hyatt Regency Beaver Creek, the Denver Marriott City Center and the Hyatt Regency Albuquerque, the Company has agreed to fund all capital expenditures relating to furniture, fixtures and equipment reserves required under the applicable management agreement. The lessee of Canyon Ranch-Tucson owns all furniture, fixtures and equipment associated with the Property and will fund all related capital expenditures. Each of the leases provides for the payment by the lessee of the Hotel Property of (i) base rent, with periodic rent increases, (ii) percentage rent based on a percentage of gross room revenues above a specified amount, and (iii) a percentage of gross food and beverage sales above a specified amount. Management believes that the arrangements with the lessees of the Hotel Properties are comparable to those that could be obtained from an unaffiliated lessee.

                       RESIDENTIAL DEVELOPMENT PROPERTIES

     The Company owns economic interests in three Residential Development Corporations through the Residential Development Property Mortgages and the non-voting common stock in these Residential Development Corporations. The Residential Development Corporations in turn, through joint ventures or partnership arrangements, own interests in the nine Residential Development Properties. The Residential Development Corporations are responsible for the continued development and the day-to-day operations of the Residential Development Properties. The Residential Development Properties are Mira Vista, Falcon Point, Spring Lakes, The Highlands, The Reserve at Frisco, Whitehawk Ranch, One Beaver Creek, Cresta and Market Square.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds of the Offering, estimated at $380 million after estimated expenses payable by the Company, to repay an aggregate of approximately $160 million of indebtedness outstanding as of August 31, 1996, consisting of approximately $148 million outstanding under the $175 million Credit Facility and approximately $12 million outstanding under a short-term financing arrangement with The First National Bank of Boston. The indebtedness to be repaid was incurred in connection with the acquisition of 301 Congress Avenue, Central Park Plaza, The Woodlands (two office buildings), Canyon Ranch-Tucson, Three Westlake Park and 1615 Poydras. Net proceeds of approximately $160 million will be used to fund a portion of the purchase price of the Greenway Plaza Portfolio and Canyon Ranch-Lenox. Of this amount, approximately $19 million is expected to be used to fund the cash portion of the purchase price of Canyon Ranch-Lenox, approximately $66 million to fund the cash portion of the purchase price of the Greenway Plaza Portfolio and approximately $75 million to prepay a portion of the indebtedness to be assumed in connection with the acquisition of the Greenway Plaza Portfolio. The remaining net proceeds of approximately $60 million will be used to fund future acquisitions.

     If the Underwriters' overallotment option is exercised, the additional net proceeds (which are estimated to be $57 million if the overallotment option is exercised in full) will be used to fund future acquisitions.

     Advances under both the Credit Facility and the short-term financing arrangement currently bear interest at the Eurodollar rate plus 240 basis points. As of August 31, 1996, the weighted average interest rate of the indebtedness to be repaid was 7.81%. The maturity date of the Credit Facility is March 18, 1997, subject to extension until March 18, 1999, and the maturity date of the short-term financing arrangement is October 15, 1996. The loan to be assumed in connection with the acquisition of the Greenway Plaza Portfolio has a principal balance of approximately $115 million and bears interest at the 30-day LIBOR rate plus an average rate of 2.135% (7.60% at August 31, 1996). The loan is subject to a rate cap agreement which caps the overall interest rate at 10% through maturity in July 1999. The loan may be prepaid in whole or in part subject to certain prepayment conditions and penalties.

                                 DEBT STRUCTURE

     The Company had an aggregate of approximately $657 million of outstanding debt as of August 31, 1996. Included in this amount is a $181 million principal balance under the Credit Facility and certain short term borrowings, $21 million of which the Company intends to maintain outstanding under the Credit Facility throughout its term. On a pro forma basis, assuming completion of the Offering, the Company's total market capitalization (based on the closing stock price on September 26, 1996 of $40.875 per share of Common Stock, after the full conversion of all Units and including total indebtedness and minority interest in joint ventures) will be approximately $2.3 billion, and the Company's debt will represent approximately 29% of its total market capitalization.

     The Company intends to maintain a conservative capital structure with total debt targeted at approximately 40% of total market capitalization. The Company, however, consistently seeks to optimize its use of debt and other sources of financing to create a flexible capital structure that will allow the Company to continue its opportunistic investment strategy and maximize the returns to its stockholders.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "CEI" since the Initial Offering. For each calendar quarter indicated, the following table reflects the high and low sales prices for the Common Stock and the distributions paid by the Company with respect to each such quarter.

                                                                        PRICE
                                                                     ------------
                                                                     HIGH    LOW    DISTRIBUTIONS
                                                                     ----    ----   -------------
    1994
    May 5 to June 30..............................................  $28 3/8 $26         $.29(1)
    Third Quarter.................................................  $30     $25 1/4     $.50
    Fourth Quarter................................................  $28 3/4 $24 5/8     $.50
    1995
    First Quarter.................................................  $29 1/4 $25         $.50
    Second Quarter................................................  $32     $27 7/8     $.50
    Third Quarter.................................................  $32 3/8 $29 3/4     $.55
    Fourth Quarter................................................  $35 7/8 $30 1/4     $.55
    1996
    First Quarter.................................................  $34 7/8 $32 1/8     $.55
    Second Quarter................................................  $38 1/8 $33 3/8     $.55
    Third Quarter through September 26............................  $42 3/8 $35         (2)

---------------

(1) On August 2, 1994, the Company paid a $0.29 distribution (the proration for the period May 5, 1994, the date of the formation of the Company, to June 30, 1994, based on a $0.46 quarterly distribution) on each share of Common Stock outstanding at July 18, 1994.

(2) The record date for the distribution for the third quarter of 1996, which has not yet been determined, will follow the closing of the Offering and, accordingly, holders of shares of Common Stock purchased in the Offering will be eligible to receive the distribution (as long as they continue to be holders on the record date).

     The last reported sale price of the Common Stock on the NYSE on September 26, 1996, was $40.875. As of August 31, 1996, there were approximately 215 holders of record of the Common Stock.

     The Company's current quarterly distribution is $.55 per share, an indicated annualized distribution of $2.20 per share. The Company has announced an increase in its quarterly distribution to $.61 per share beginning with the distribution for the third quarter of 1996, an indicated annualized distribution of $2.44 per share.

     The actual results of operations of the Company and the amounts actually available for distribution will be affected by a number of factors, including revenues received from the Properties and any additional properties acquired in the future, the operating and interest expenses of the Company, the ability of tenants to meet their rent obligations, general leasing activity in the markets in which the Office Properties and Retail Properties are located, consumer preferences relating to the Hotel Properties, the general condition of the United States economy, federal, state and local taxes payable by the Company, capital expenditure requirements and the adequacy of reserves. In addition, the Credit Facility limits distributions to the partners of the Operating Partnership for any four successive quarters to an amount that will not exceed the lesser of 90% of funds from operations for such period or 100% of funds available for distribution for such period.

     Future distributions by the Company will be at the discretion of the Board of Directors. The Board of Directors has indicated that it will review the adequacy of the Company's distribution rate on a quarterly basis.

     Under the Internal Revenue Code of 1986, as amended (the "Code"), REITs are subject to numerous organizational and operational requirements, including the requirement to distribute at least 95% of taxable income. Pursuant to this requirement, the Company was required to distribute $13.1 million and $44.2 million for 1994 and 1995, respectively. Actual distributions by the Company were $17.8 million and $52.8 million for 1994 and 1995, respectively. The 1994 distributions exceeded net income for the period May 5, 1994 through December 31, 1994 by $9.5 million. The 1995 distributions exceeded 1995 net income by $25.4 million.

     Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a stockholder as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the stockholder's basis in such stockholder's shares of Common Stock, to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction of the stockholder's basis in its shares of Common Stock will have the effect of deferring taxation until the sale of the stockholder's shares. The Company has determined that, for federal income tax purposes, none of the quarterly distributions made for 1994, and 10% of the quarterly distributions made for 1995, represented a return of capital to stockholders. Given the dynamic nature of the Company's acquisition strategy and the extent to which any future acquisitions would alter this calculation, no assurances can be given regarding what portion, if any, of distributions for 1996 or subsequent years will constitute a return of capital for federal income tax purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an historical basis and (ii) on a pro forma basis assuming the acquisition of the Properties acquired subsequent to June 30, 1996, the completion of the Pending Investments (excluding the Class A office building to be developed) and the completion of the Offering and application of the net proceeds therefrom as described in "Use of Proceeds" as if they had occurred on June 30, 1996. Such information should be read in conjunction with the financial statements and notes thereto incorporated by reference into the accompanying Prospectus, including the pro forma financial information contained in the Company's Current Report on Form 8-K, dated August 15, 1996 and filed on September 11, 1996, as amended on September 27, 1996.

                              AS OF JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                     HISTORICAL       PRO FORMA
                                                                     ----------       ----------
Indebtedness
     Credit Facility...............................................  $   58,355       $   21,000
     Mortgage Indebtedness.........................................     476,053          524,053
Minority interest
     Operating Partnership.........................................      69,887           96,887
     Investment in Joint Venture...................................      31,820           34,549
Stockholders' equity
     Common Stock, $0.01 par value, 250,000,000 shares authorized,
      23,588,040 historical and 34,208,207 pro forma shares issued
      and outstanding..............................................         236(1)           342(1)
     Preferred Stock, no par value, 100,000,000 shares
      authorized...................................................          --               --
     Paid-in capital...............................................     424,652          829,397
     Deferred compensation restricted shares.......................        (364)            (364)
     Retained deficit..............................................     (29,376)         (29,376)
                                                                     ----------       ----------
Total capitalization...............................................  $1,031,263       $1,476,488
                                                                     ==========       ==========

---------------

(1) Does not include 6,033,966 shares of Common Stock reserved for issuance upon exercise of Exchange Rights for the exchange of Units for shares of Common Stock.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain financial information for the Company on a consolidated pro forma and historical basis and for the Rainwater Property Group (the Company's predecessor) on a combined historical basis, which consists of the combined financial statements of the entities that contributed Properties in exchange for Units or shares of Common Stock in connection with the formation of the Company. Such information should be read in conjunction with the financial statements and notes thereto incorporated by reference into the accompanying Prospectus.

     The pro forma information for the year ended December 31, 1995 assumes completion of (i) the April 1995 Offering and Mr. Rainwater's concurrent $31 million investment in the Operating Partnership and the use of the net proceeds therefrom to repay approximately $167 million of indebtedness secured by certain of the Properties (ii) the Offering and the use of the net proceeds therefrom to repay approximately $160 million of indebtedness, to pay approximately $160 million of the acquisition cost of two Pending Investments and to invest the remaining proceeds of approximately $60 million in short-term marketable securities and (iii) the acquisition of the Properties acquired during 1995 and 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of January 1, 1995, in determining operating and other data.

     The pro forma information for the six months ended June 30, 1996 assumes completion of (i) the Offering and the use of the net proceeds therefrom to repay approximately $160 million of indebtedness, to pay approximately $160 million of the acquisition cost of two Pending Investments and to invest the remaining proceeds of approximately $60 million in short-term marketable securities and (ii) the acquisition of the Properties acquired during 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of January 1, 1996, in determining operating and other data, and the acquisition of the Properties acquired subsequent to June 30, 1996 and the completion of the Pending Investments (excluding the Class A office building to be developed), in each case as of June 30, 1996 in determining balance sheet data.

                      CRESCENT REAL ESTATE EQUITIES, INC.

            CONSOLIDATED PRO FORMA AND HISTORICAL FINANCIAL DATA AND
          RAINWATER PROPERTY GROUP COMBINED HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           COMPANY
                                  -----------------------------------------------------------------------------------------
                                              SIX MONTHS ENDED                                                   FOR THE
                                                  JUNE 30,                                                     PERIOD FROM
                                  -----------------------------------------     PRO FORMA                         MAY 5,
                                                         HISTORICAL             YEAR ENDED      YEAR ENDED       1994 TO
                                   PRO FORMA     --------------------------    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     1996           1996           1995            1995            1995            1994
                                  -----------    -----------    -----------    ------------    ------------    ------------
                                  (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
OPERATING DATA:
Revenue --
 Rental property................. $   129,592    $    85,549    $    51,285     $   256,600     $   123,489     $    49,075
 Interest and other income.......       4,301          2,510          3,898           9,999           6,471           1,268
 Residential developments(1).....          --             --             --              --              --              --
Operating expenses --
 Rental property operating(2)....      49,082         31,098         19,416          98,303          45,949          18,993
 Corporate general and
   administrative................       2,299          2,299          1,745           4,600           3,812           1,815
 Residential developments(1).....          --             --             --              --              --              --
Interest expense.................      20,448         19,018          6,273          39,597          18,781           3,493
Depreciation and amortization....      23,502         18,281         12,264          44,827          28,060          14,255
Amortization of deferred
 financing costs.................       1,320          1,320          1,092           3,063           2,500             923
Writedown of investment
 property........................          --             --             --              --              --              --
                                  -----------    -----------    -----------     -----------     -----------     -----------
Operating income (loss)..........      37,242         16,043         14,393          76,209          30,858          10,864
Reorganization costs.............                         --             --              --              --           1,900
Equity in net income of
 residential developments(1).....       2,175          2,175          1,939           5,500           5,500           3,631
                                  -----------    -----------    -----------     -----------     -----------     -----------
Income (loss) before minority
 interests and extraordinary
 item............................ $    39,417    $    18,218    $    16,332     $    81,709     $    36,358     $    12,595
                                  ===========    ===========    ===========     ===========     ===========     ===========
Income per share before
 extraordinary item.............. $       .96    $       .62    $       .65     $      1.96     $      1.31     $       .56
BALANCE SHEET DATA (AT PERIOD
 END):
Real estate, before accumulated
 depreciation.................... $ 1,465,016    $ 1,098,901    $   767,423              --     $ 1,006,706     $   557,675
Total assets.....................   1,498,591      1,053,366        703,211              --         964,171         538,354
Mortgages and notes payable......     524,053        476,053             --              --         424,528              --
Credit Facility..................      21,000         58,355        199,000              --          20,000         194,642
Minority interest in Operating
 Partnership.....................      96,887         69,887        110,956              --          71,925          93,192
Stockholders' equity.............     799,999        395,148        378,497              --         406,531         235,262
OTHER DATA:
Funds from Operations before
 minority interests(3)........... $    62,618    $    36,728    $    29,884     $   124,600     $    64,475     $    32,723
Total distributions
 declared(4).....................          --         31,781         25,670              --          57,374          29,053
Weighted average shares of Common
 Stock and Units outstanding.....  40,230,886     28,876,941     25,348,191      40,174,267      27,091,003      22,498,855
Cash flow provided by (used in):
 Operating activities............        --(5)   $    29,676    $    26,467            --(5)    $    62,107     $    33,716
 Investing activities............        --(5)       (90,566)      (188,987)           --(5)       (418,502)       (272,740)
 Financing activities............        --(5)        55,640        142,170            --(5)        343,079         265,608
Number of Properties (at period
 end):
 Office Properties...............          48             33             15              48              30              10
 Hotel Properties................           5              3              2               5               3               0
 Retail Properties...............           2              2              2               2               2               2
 Residential Development
   Properties....................           9              9              4               9               9               4


                                                  RAINWATER PROPERTY GROUP
                                   -------------------------------------------------
                                   PERIOD FROM
                                   JANUARY 1,
                                     1994 TO           YEAR ENDED DECEMBER 31,
                                     MAY 4,       ----------------------------------
                                      1994          1993        1992         1991
                                   -----------    --------    ---------    ---------
OPERATING DATA:
Revenue --
 Rental property.................   $  18,550     $ 48,232    $  41,946    $  43,365
 Interest and other income.......          42          605          425          846
 Residential developments(1).....       2,593        8,331        7,215           --
Operating expenses --
 Rental property operating(2)....       8,696       21,230       20,104       20,193
 Corporate general and
   administrative................          --           --           --           --
 Residential developments(1).....       1,428        4,077        5,714           --
Interest expense.................       4,867       29,226       36,245       48,091
Depreciation and amortization....       7,793       18,081       18,190       17,803
Amortization of deferred
 financing costs.................          --           --           --           --
Writedown of investment
 property........................          --       37,578        5,945           --
                                    ---------     --------    ---------    ---------
Operating income (loss)..........      (1,599)     (53,024)     (36,612)     (41,876)
Reorganization costs.............          --           --           --           --
Equity in net income of
 residential developments(1).....          --           --           --           --
                                    ---------     --------    ---------    ---------
Income (loss) before minority
 interests and extraordinary
 item............................   $  (1,599)    $(53,024)   $ (36,612)   $ (41,876)
                                    =========     ========    =========    =========
Income per share before
 extraordinary item..............          --           --           --           --
BALANCE SHEET DATA (AT PERIOD
 END):
Real estate, before accumulated
 depreciation....................          --     $358,400    $ 336,923    $ 328,897
Total assets.....................          --      290,869      296,291      300,702
Mortgages and notes payable......          --      278,060      548,517      550,878
Credit Facility..................          --           --           --           --
Minority interest in Operating
 Partnership.....................          --           --           --           --
Stockholders' equity.............          --        2,941     (328,240)    (308,827)
OTHER DATA:
Funds from Operations before
 minority interests(3)...........          --           --           --           --
Total distributions
 declared(4).....................          --           --           --           --
Weighted average shares of Common
 Stock and Units outstanding.....          --           --           --           --
Cash flow provided by (used in):
 Operating activities............   $   2,455     $  9,313    $    (640)   $  (7,294)
 Investing activities............      (2,379)     (20,572)      (8,924)      (6,094)
 Financing activities............     (21,310)      28,861       14,837       14,061
Number of Properties (at period
 end):
 Office Properties...............           4            4            3            3
 Hotel Properties................           0            0            0            0
 Retail Properties...............           2            2            2            2
 Residential Development
   Properties....................           3            2            1            0

                                                  (Footnotes on following page.)

---------------

(1) The Company accounts for its investments in the Residential Development Property Mortgages and non-voting common stock of the Residential Development Corporations under the equity method of accounting as a result of the noncontrolling interests held after the formation of the Company.
(2) Includes real estate taxes, repairs and maintenance and other rental property operating expenses, including property-level general and administrative expenses.
(3) FFO, based on the revised definition adopted by the Board of Governors of NAREIT and as used herein, means net income (loss), determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. The Company considers FFO an appropriate measure of performance of an equity REIT. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of the Company's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or the Company's ability to make distributions. The Company has historically distributed an amount less than FFO, primarily due to reserves required for capital expenditures, including leasing costs. An increase in FFO does not necessarily result in an increase in aggregate distributions because the Company's Board of Directors is not required to increase distributions unless necessary in order to enable the Company to maintain REIT status. Because the Company must distribute 95% of its real estate investment trust taxable income (as defined in the Code), however, a significant increase in FFO will generally require an increase in distributions to stockholders and unitholders although not necessarily on a proportionate basis. Accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be considered in conjunction with the Company's net income (loss) and cash flows as reported in the consolidated financial statements and notes thereto incorporated by reference into the accompanying Prospectus. However, the Company's measure of FFO may not be comparable to similarly titled measures for other REITs because these REITs may not apply the modified definition of FFO in the same manner as the Company.
(4) For 1994, distributions were taxable as ordinary dividend income. Distributions in 1994 were paid on 22,521,680 outstanding shares and Units. For 1995, 90% of the distributions were taxable as ordinary dividend income, with the remainder treated as a return of capital. Distributions in 1995 were paid on 22,521,680, 28,818,321, 28,822,782 and 28,820,281 outstanding shares and Units for the first, second, third and fourth quarters, respectively.
(5) Pro forma information relating to operating, investing and financing activities has not been included because management believes that the information would not be meaningful due to the number of assumptions required in order to calculate this information.

                                   MANAGEMENT

     Set forth below is information with respect to the members of the Board of Directors and the executive officers of the Company, all of whom joined the Company in their current capacities in 1994 (except James M. Eidson, Jr. and Joseph D. Ambrose III who became executive officers of the Company in 1995 and 1996, respectively).

              NAME                 TERM EXPIRES   AGE                       POSITION
---------------------------------  ------------   ---    -----------------------------------------------
Richard E. Rainwater                   1997       52     Chairman of the Board of Directors
John C. Goff                           1996       41     Chief Executive Officer and Member, Board of
                                                           Directors
Gerald W. Haddock                      1998       48     President, Chief Operating Officer and Member,
                                                           Board of Directors
Dallas E. Lucas                         N/A       34     Senior Vice President, Chief Financial and
                                                           Accounting Officer
James S. Wassel                         N/A       45     Senior Vice President, Asset Management
David M. Dean                           N/A       35     Senior Vice President, Law, and Secretary
James M. Eidson, Jr.                    N/A       42     Senior Vice President, Acquisitions
Bruce A. Picker                         N/A       32     Treasurer
Joseph D. Ambrose III                   N/A       45     Vice President, Administration
Anthony M. Frank                       1997       64     Member, Board of Directors
Morton H. Meyerson                     1998       57     Member, Board of Directors
William F. Quinn                       1997       48     Member, Board of Directors
Paul E. Rowsey, III                    1996       41     Member, Board of Directors

                            STRUCTURE OF THE COMPANY

     The direct and indirect subsidiary entities of Crescent Equities include the Operating Partnership, CREE Ltd., CLP, Inc., Crescent Real Estate Funding I, L.P. ("Funding I"), Crescent Real Estate Funding II, L.P. ("Funding II"), and Crescent/301, L.L.C., which is a wholly owned subsidiary of CREE Ltd. and the Operating Partnership. Funding I and Funding II are limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly, or with regard to Funding I's interest in Waterside Commons, indirectly through its interest in the Waterside Commons Limited Partnership, with the remaining interests in Funding I and Funding II owned indirectly by Crescent Equities through CRE Management I Corp. ("Management I") and CRE Management II Corp. ("Management II"), which are wholly owned subsidiaries of CREE Ltd. and are the general partners of Funding I and Funding II, respectively. Funding I owns nine Properties located in Texas and Colorado consisting of eight Office Properties and one Retail Property, and Funding II owns 12 Properties located in Texas, Colorado, Arizona and New Mexico consisting of nine Office Properties, two Hotel Properties and one Retail Property. The Operating Partnership owns directly, or indirectly through partnership interests, 22 Properties consisting of 20 Office Properties and two Hotel Properties located in Texas, Colorado, Arizona, Louisiana and Nebraska. The Operating Partnership also owns the Mortgage Note and the Residential Development Property Mortgages and non-voting common stock of three Residential Development Corporations. The following table sets forth by subsidiary the Properties owned by such subsidiary.

                                                                        OPERATING
FUNDING I                      FUNDING II                               PARTNERSHIP
---------                      ----------                               -----------
The Aberdeen                   Albuquerque Plaza                        Canyon Ranch-Tucson
The Avallon                    Barton Oaks Plaza One                    Central Park Plaza
Caltex House                   Briargate Office and Research Center     Denver Marriott City Center
The Citadel                    Hyatt Regency Albuquerque                MCI Tower
Continental Plaza              Hyatt Regency Beaver Creek               Spectrum Center(1)
The Crescent Atrium            Las Colinas Plaza                        Three Westlake Park(2)
The Crescent Office Towers     Liberty Plaza I & II                     The Woodlands Office
Regency Plaza One              MacArthur Center I & II                  Properties(3)
Waterside Commons              Ptarmigan Place                          1615 Poydras
                               Stanford Corporate Centre                301 Congress Avenue(4)
                               Two Renaissance Square                   3333 Lee Parkway
                               12404 Park Central                       6225 North 24th Street

---------------

(1) The Operating Partnership owns the principal economic interest in Spectrum Center through an interest in the Spectrum Partnership, which owns both the Spectrum Note and the ground lessor's interest in the land underlying the building.
(2) The Operating Partnership owns the principal economic interest in Three Westlake Park through its ownership of the Three Westlake Note.
(3) The Operating Partnership owns a 75% limited partner interest in the partnership that owns The Woodlands.
(4) The Operating Partnership owns a 49% limited partner interest and Crescent/301 L.L.C. owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Common Stock offered hereby prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Common Stock is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Code (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1995, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a two-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient shares of Common Stock pursuant to the Initial Offering to satisfy the requirements described in (5) and (6) above. While the existence of the Exchange Rights may cause Limited Partners to be deemed to own the shares of Common Stock they could acquire through the Exchange Rights, the amount of Common Stock that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Stock actually or constructively deemed, under the Articles of Incorporation, to be owned by any person, does not exceed the Ownership Limit. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus. Moreover, the ownership of Common Stock by persons other than contributing Limited Partners generally is limited under the Ownership Limit to no more than 8.0% of the shares of outstanding Common Stock. In addition, the Articles of Incorporation provide for restrictions regarding the ownership or transfer of Common Stock in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in (5) and
(6) above. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CLP, Inc., Management I and Management II Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I and Funding II), liabilities and items of income, deduction and credit of CREE Ltd., CLP, Inc., Management I and Management II are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of
Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are three requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable year, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994 and 1995 and expects to satisfy them for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property.

     Crescent Equities, based in part upon opinions of Tax Counsel, including opinions as to whether various tenants, including the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994 and 1995 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount whose determination depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be treated as income from prohibited transactions, which would not satisfy the 75% and 95% gross income tests, which would count toward the 30% gross income test, and which would be subject to a 100% tax.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests and would count as gain from the sale of assets for purposes of the 30% limitation. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations,
(ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests,
(iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests and (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property." Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations and the leases of the Hotel Properties. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations, Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for two years following its acquisition (or for up to an additional four years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests and, in the case of the Residential Development Properties, will count toward the 30% test and will be subject to the 100% tax.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test and/or which will constitute income whose receipt could cause Crescent Equities not to comply with the 30% gross income test. For example, income from dividends on the stock of the Residential Development Corporations will not satisfy the 75% gross income test. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75%, 95% or 30% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75%, 95% or 30% gross income tests.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% gross income test necessary to qualify as a REIT. Crescent Equities believes that no asset owned by the Operating Partnership is primarily held for sale to customers and that the sale of any of the Properties will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. No assurance can be given that Crescent Equities can (a) comply with certain safe-harbor provisions of the Code which provide that certain sales do not constitute prohibited transactions or (b) avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of business.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See
"-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To satisfy the 95% distribution requirement for 1994, Crescent Equities made a distribution to stockholders in 1995 which it believes was properly attributable to its 1994 tax year in accordance with the rules described in the preceding sentence. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year;
(ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the Operating Partnership Agreement authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the Spectrum Note and the Three Westlake Note, both of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount ("OID"). The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Tax Counsel has opined that the Spectrum Note and the Three Westlake Note were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable stock dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its Equity Securities (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Possible Legislation. On October 6, 1995, the House of Representatives passed budget reconciliation legislation entitled the Tax Simplification Act of 1995, which contained various amendments to the Code, including amendments to the provisions governing the tax treatment of REITs. The modifications to the REIT rules were sponsored by the REIT industry and would generally have operated to liberalize the requirements for qualification as a REIT. These modifications would have become effective in the first taxable year following their enactment. However, these modifications were not part of the budget reconciliation legislation which passed Congress and which, in any event, President Clinton subsequently vetoed. Whether or when modifications to the REIT rules will ultimately be enacted, or what provisions they will contain if they are enacted, cannot be ascertained at this time.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. stockholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and, for corporate stockholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares of Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder. In addition, any distribution declared by Crescent Equities in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Crescent Equities and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. Stockholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such stockholder as long-term capital gain.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN STOCKHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in shares of Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. Crescent Equities expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder has filed the required IRS Form 1001 with Crescent Equities or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be subject to a 10% withholding requirement but will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares of Common Stock, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions would be subject to withholding at the same rate as dividends. However, a Non-U.S. Stockholder may seek a refund from the IRS of amounts of tax withheld in excess of the Non-U.S. Stockholder's actual U.S. tax liability.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares of Common Stock generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Crescent Equities is and currently expects to continue to be a "domestically controlled REIT," and in such case the sale of shares of Common Stock would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the Common Stock is treated as effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States, in which case gains will be subject to a 30% tax. If the gain on the sale of shares of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See

"-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as stockholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Residential Development Corporations through dividends on non-voting stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its stockholders. The Company anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by the Company to its stockholders.

STATE AND LOCAL TAXES

     The Company and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of the Company and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Stock of the Company.

     In particular, the State of Texas imposes a franchise tax upon corporations that do business in Texas, including REITs that are organized as corporations. Crescent Equities is organized as a Maryland corporation and anticipates that it will not have any contacts with the State of Texas except for (i) its indirect interests in the Operating Partnership, which interests the Company holds through its wholly owned Delaware subsidiaries, CREE Ltd. and CLP, Inc. and (ii) its indirect interests in Funding I and Funding II, a portion of which it holds indirectly through Management I and Management II. CLP, Inc. is organized as a Delaware corporation and anticipates that it will not have any contacts with the State of Texas other than its limited partnership interest in the Operating Partnership. The Operating Partnership, Funding I and Funding II are registered in the State of Texas as foreign limited partnerships qualified to transact business in Texas.

     The Texas franchise tax is imposed on a corporation doing business in Texas with respect to the corporation's "net taxable capital" and its "net taxable earned surplus" (generally, a corporation's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of a corporation's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that the Company is required to pay will reduce the cash available for distribution by the Company to shareholders. The office of the Texas State Comptroller of Public Accounts (the "Comptroller"), the agency that administers the Texas franchise tax, has issued a regulation providing that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns an interest as a limited partner in a limited partnership that does business in Texas. The same regulation provides, however, that a corporation is considered to be doing business in Texas if it owns an interest as a general partner in a partnership that does business in Texas. Although this regulation applies only for purposes of the net taxable capital component of the Texas franchise tax, the Comptroller has adopted a similar position for purposes of the earned surplus component, even though not specifically addressed by regulation. The Comptroller also has expressed, although not in a formal regulation, that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns stock in another corporation that does business in Texas.

     On the basis of these positions and pronouncements by the Comptroller, (i) CREE Ltd., Management I and Management II will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I and Funding II and the Operating Partnership, Funding I and Funding II are doing business in Texas, (ii) Crescent Equities will not be considered to be doing business in Texas merely on account of its direct ownership of the stock of CREE Ltd. or CLP, Inc. or its indirect ownership of an interest in the Operating Partnership, Funding I and Funding II, (iii) CLP, Inc. will not be treated as doing business in Texas merely as a result of its status as a limited partner of the Operating Partnership, (iv) as long as Crescent Equities and CLP, Inc. are not otherwise doing business in Texas, Crescent Equities and CLP, Inc. will not be subject to the Texas franchise tax and (v) it is anticipated that the Company's Texas franchise tax liability will not be substantial because it is anticipated that Crescent Equities and CLP, Inc. will not be subject to the Texas franchise tax and that the franchise tax liability of CREE Ltd., Management I and Management II will not be substantial because they are allocated only a small portion of the taxable income of the Operating Partnership, Funding I and Funding II.

     However, there is no assurance that the Comptroller will not contend that Crescent Equities and CLP, Inc. are doing business in Texas for Texas franchise tax purposes. First, no assurance exists that the Comptroller will not revise or revoke the positions and pronouncements described above and contend that the activities of Crescent Equities and/or CLP, Inc. will constitute the doing of business in Texas. Second, no assurance exists that the Comptroller will not (i) contend that some activity of Crescent Equities other than its ownership of the stock of CREE Ltd. and CLP, Inc. and/or some activity of CLP, Inc. other than its ownership of a limited partnership interest in the Operating Partnership constitutes the doing of business in Texas, despite the general avoidance of contacts with the State of Texas, (ii) revise its positions and pronouncements or (iii) assert that, in light of the overall structure of Crescent Equities, Funding I, Funding II, CLP, Inc., Management I, Management II and CREE Ltd., the pronouncements and positions otherwise are inapplicable.

     Even if a corporation is doing business in Texas for Texas franchise tax purposes, the corporation is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas. The Company has received a private letter ruling from the Comptroller on certain Texas franchise tax issues. The Company had requested a determination that, even if the Comptroller determined that Crescent Equities was doing business in Texas, none of Crescent Equities' tax base would be apportioned to Texas because all of Crescent Equities' gross receipts would be derived from sources outside of Texas, resulting in Crescent Equities having no liability for Texas franchise tax purposes. The Comptroller's ruling adopted this determination. The Company had also requested a determination that, even if CLP, Inc. was doing business in Texas and even though a significant portion of its gross receipts will be derived from Texas sources (based on the operations of the Operating Partnership), CLP, Inc. would not have significant Texas franchise tax liability pursuant to the earned surplus portion of the franchise tax. The Comptroller refused to adopt this determination. Under the determination adopted by the Comptroller in its ruling, CLP, Inc. would have significant earned surplus and therefore significant Texas franchise tax liability if the Comptroller determined that CLP, Inc. was doing business in Texas.

     The Operating Partnership, Funding I and Funding II will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature, which will meet again in regular session in 1997, will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I and Funding II or enact other legislation which may result in subjecting Crescent Equities or CLP, Inc. to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that two of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P.

     On June 17, 1996, the stockholders of the Company approved a proposal authorizing the reorganization of the Company as a Texas REIT pursuant to the provisions of the Texas Real Estate Investment Trust Act. See "Recent Developments -- Reorganization." A Texas REIT is not subject to the Texas franchise tax. However, CREE Ltd., Management I, Management II and Crescent/301, L.L.C. will continue to be subject to the Texas franchise tax.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting the Company or a holder of Common Stock, including, but not limited to, other Texas franchise tax matters not specifically discussed above. Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement and related terms agreement (collectively, the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters severally has agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                                                         NUMBER OF
                                           UNDERWRITER                                 INITIAL SHARES
                                           -----------                                 --------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated............................................................     2,150,000
Dean Witter Reynolds Inc. ...........................................................     2,150,000
PaineWebber Incorporated.............................................................     2,150,000
Smith Barney Inc. ...................................................................     2,150,000
Alex. Brown & Sons Incorporated......................................................       100,000
CS First Boston Corporation..........................................................       100,000
Donaldson, Lufkin & Jenrette Securities Corporation..................................       100,000
A.G. Edwards & Sons, Inc. ...........................................................       100,000
Furman Selz LLC......................................................................       100,000
NatWest Securities Limited...........................................................       100,000
Salomon Brothers Inc ................................................................       100,000
Southwest Securities, Inc. ..........................................................       100,000
UBS Securities LLC...................................................................       100,000
EVEREN Securities, Inc. .............................................................        50,000
Friedman, Billings, Ramsey & Co., Inc. ..............................................        50,000
Hanifen, Imhoff Inc. ................................................................        50,000
Harris Webb & Garrison, Inc. ........................................................        50,000
Edward D. Jones & Co., L.P. .........................................................        50,000
Legg Mason Wood Walker, Incorporated.................................................        50,000
Principal Financial Securities, Inc. ................................................        50,000
Rauscher Pierce Refsnes, Inc. .......................................................        50,000
Raymond James & Associates, Inc. ....................................................        50,000
Sutro & Co. Incorporated.............................................................        50,000
                                                                                         ----------
             Total...................................................................    10,000,000
                                                                                         ==========

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreement if any of such shares of

Common Stock are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the price per share set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $1.30 per share. The Underwriters may allow, and such dealers may re-allow, a discount not in excess of $.10 per share on sales to certain other dealers. After the date of this Prospectus Supplement, the initial price per share to the public and concession and discount may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any, at the initial price per share to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount set forth on the cover of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the shares of Common Stock initially offered hereby.

     In the Purchase Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. Insofar as indemnification of the Underwriters for liabilities arising under the Securities Act may be permitted pursuant to such agreements, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

     In connection with the Offering, each of the officers and directors of the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any capital stock of the Company or Units for a period of 90 days after the closing of the Offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Company.

     The Common Stock is listed on the NYSE under the symbol "CEI."

                                    EXPERTS

     The financial statements incorporated herein by reference to the Company's Current Report on Form 8-K, dated August 15, 1996 and filed on September 11, 1996, as amended on September 27, 1996, relating to the Greenway Plaza Portfolio for the year ended December 31, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and, for the five-month period ended May 31, 1996, have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of Grant Thornton LLP and Arthur Andersen, LLP, respectively, as experts in accounting and auditing in giving said reports.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                        ADDITIONAL AVAILABLE INFORMATION

     The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the SEC.

                                    GLOSSARY

     "ADR" means average daily rate.

     "April 1995 Offering" means the public offering of shares of Common Stock that closed on April 4, 1995.

     "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of Crescent Equities, as in effect as of the date of this Prospectus Supplement.

     "Board of Directors" means the Board of Directors of Crescent Equities.

     "Book-Tax Difference" means the difference between the fair market value and the adjusted tax basis of property at the time of its contribution to a partnership.

     "CBD" means central business district.

     "CDMC" means Crescent Development Management Corporation, a Delaware corporation that is one of the Residential Development Corporations, that indirectly owns interests in four Residential Development Properties in Colorado (Cresta, Market Square, The Reserve at Frisco and One Beaver Creek), approximately 90% of the effective interest in which is owned by the Company through its investment in the non-voting common stock and approximately 90% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "CLP, Inc." means CRE Limited Partner, Inc., a Delaware corporation which is a 79% limited partner of the Operating Partnership.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Stock" means the common stock, $0.01 par value, of Crescent
Equities.

     "Company" means, unless the context requires otherwise, Crescent Equities, its direct and indirect subsidiaries, including CREE Ltd., CLP, Inc., Funding I, Funding II and the Operating Partnership and its subsidiaries.

     "Comptroller" means the office of the Texas State Comptroller of Public Accounts.

     "Credit Facility" means the Company's line of credit from the consortium of financial institutions led by The First National Bank of Boston in the aggregate principal amount of up to $175 million.

     "CREE Ltd." means Crescent Real Estate Equities, Ltd., a Delaware corporation that is a wholly owned subsidiary of Crescent Equities and the sole general partner of the Operating Partnership.

     "Crescent Equities" means Crescent Real Estate Equities, Inc., a Maryland corporation.

     "Excess Stock" means equity securities transferred or proposed to be transferred in excess of the Ownership Limit, or which otherwise would jeopardize the status of the Company as a REIT under the Code.

     "Exchange Rights" means the rights granted to Limited Partners of the Operating Partnership other than CLP, Inc. to exchange their Units for shares of Common Stock or, at the election of the Company, for cash equal to the then-current fair market value of the number of shares of Common Stock for which such Units are exchangeable.

     "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

     "Funding I" means Crescent Real Estate Funding I, L.P., a Delaware limited partnership whose general partners are indirect subsidiaries of CREE Ltd.

     "Funding II" means Crescent Real Estate Funding II, L.P., a Delaware limited partnership whose general partners are indirect subsidiaries of CREE Ltd.

     "Greenway Plaza Office Portfolio" means the 10 suburban office properties with an aggregate of 4.3 million net rentable square feet located in Houston, Texas.

     "Greenway Plaza Portfolio" means the property portfolio located in Houston, Texas that consists primarily of the Greenway Plaza Office Portfolio, the 389-room full-service Renaissance Hotel and the Houston City Club building.

     "HADC" means Houston Area Development Corp., a Texas corporation that is one of the Residential Development Corporations, and that directly owns the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgages and non-voting common stock.

     "Hotel Lessees" means the Texas limited liability companies in which each of Messrs. Goff and Haddock directly or indirectly owns a 4.5% interest, one of which is the lessee of the Hyatt Regency Beaver Creek and the Hyatt Regency Albuquerque and the other of which is the lessee of the Denver Marriott City Center.

     "Hotel Properties" means the Hyatt Regency Beaver Creek, the Denver Marriott City Center, the Hyatt Regency Albuquerque and Canyon Ranch-Tucson.

     "Initial Offering" means the initial public offering of shares of Common Stock that closed on May 5, 1994.

     "IRS" means the United States Internal Revenue Service.

     "Limited Partner(s)" means the limited partners in the Operating Partnership, and any of them.

     "Management I" means CRE Management I Corp., a Delaware corporation that is the sole general partner of Funding I and a wholly owned subsidiary of CREE Ltd.

     "Management II" means CRE Management II Corp., a Delaware corporation that is the sole general partner of Funding II and a wholly owned subsidiary of CREE Ltd.

     "Marriott International" means Marriott International, Inc.

     "Mortgage Note" means the one mortgage note in the principal amount of $12.0 million, held by the Company and secured by one Class A office building.

     "MVDC" means Mira Vista Development Corporation, a Texas corporation that is one of the Residential Development Corporations, that directly owns the Mira Vista Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "NAREIT" means the National Association of Real Estate Investment Trusts.

     "Non-U.S. Stockholder(s)" means one or more nonresident alien individual, foreign corporation, foreign partnership or other foreign stockholder of the Company.

     "Offering" means the offering of 10,000,000 shares of Common Stock offered hereby, assuming no exercise of the overallotment option.

     "Office Property(ies)" means 301 Congress Avenue, 1615 Poydras, 3333 Lee Parkway, 6225 North Twenty-Fourth Street, 12404 Park Central, The Aberdeen, Albuquerque Plaza, The Avallon, Barton Oaks Plaza One, Briargate Office and Research Center, Caltex House, Central Park Plaza, The Citadel, Continental Plaza, The Crescent Office Towers, Liberty Plaza I & II, MacArthur Center I & II, MCI Tower, Ptarmigan Place, Regency Plaza One, Spectrum Center, Stanford Corporate Centre, Three Westlake Park, Two Renaissance Square, Waterside Commons and The Woodlands.

     "Operating Partnership" means Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership, in which CREE Ltd. holds a 1% general partner interest; CLP, Inc. owns an 79% limited partner interest; and limited partners (other than CLP, Inc.) own, in the aggregate, a 20% limited partner interest.

     "Original Properties" means The Crescent Office Towers, The Crescent Atrium, MacArthur Center I & II, Caltex House, Continental Plaza, Las Colinas Plaza, The Citadel, and the Mira Vista, Falcon Point and Spring Lakes Residential Development Properties.

     "Ownership Limit" means the prohibition on ownership, directly or by virtue of the attribution provisions of the Code, of more than 8.0% of the issued and outstanding shares of the Company's Common Stock by any single stockholder (or in the case of Richard E. Rainwater and certain related persons as a group, more than 17.9% of the issued and outstanding shares of the Company's Common Stock) and on ownership, directly or by virtue of the attribution provisions of the Code, of more than 9.9% of the issued and outstanding shares of any series of the Company's Preferred Stock by any single stockholder.

     "Pending Investments" means the approximately $244 million of pending real estate investments as of September 10, 1996, consisting of the Greenway Plaza Portfolio, one destination health and fitness resort (Canyon Ranch-Lenox) and one office building to be developed.

     "Property(ies)" means the Office Properties, the Retail Properties, the Hotel Properties, the economic interests in the Residential Development Properties, and any of them.

     "Prospectus" means the prospectus, as the same may be amended.

     "Prospectus Supplement" means this prospectus supplement, as the same may be amended.

     "Purchase Agreement" means the purchase agreement and related terms agreement between the Company and the Underwriters.

     "Rainwater Property Group" means RRCC Limited Partnership, 777 Main Operating, Ltd., MacArthur Center Partnership, Ltd., Mira Vista Investors, L.P., RainAm Investment Properties Ltd., and Rosewood Property Company.

     "REIT" means a real estate investment trust.

     "Related Party Tenant" means a tenant of a property owned by a REIT, 10% or more of which is owned by the REIT or by an owner of the REIT.

     "Representatives" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., PaineWebber Incorporated and Smith Barney Inc., the representatives of the several Underwriters in this Offering.

     "Residential Development Corporation(s)" means CDMC, HADC, MVDC, and any of them.

     "Residential Development Property(ies)" means the Mira Vista Residential Development Property, the Falcon Point Residential Development Property, the Spring Lakes Residential Development Property, The Highlands Residential Development Property, The Reserve at Frisco Residential Development Property, the Whitehawk Ranch Residential Development Property, the One Beaver Creek Residential Development Property, the Cresta Residential Development Property, the Market Square Residential Development Property, and any of them.

     "Residential Development Property Mortgage(s)" means (i) the mortgage in the principal amount of $14.4 million secured by the Mira Vista Residential Development Property, (ii) the mortgages in the aggregate principal amount of $14.4 million secured by the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, (iii) the promissory note in the principal amount of $20.2 million (of which $9.7 million had been advanced as of August 31, 1996), which is secured by both CDMC's limited partner interest in a partnership that owns four Residential Development Properties located in Colorado and the obligation of the voting shareholders to make certain additional capital contributions to CDMC, and (iv) the promissory note in the principal amount of $4.0 million, of which $3.1 million had been advanced as of August 31, 1996, secured by the Whitehawk Ranch Residential Development Property, or any of them.

     "Retail Properties" means Las Colinas Plaza and The Crescent Atrium.

     "REVPAR" means revenue per available room.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Special Tax Counsel" means Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company.

     "Spectrum Note" means the approximately $68.4 million note purchased by the Company and secured by the Spectrum Center Office Property.

     "Spectrum Partnership" means the limited partnership that holds the Spectrum Note and the ground lessor's interest, as well as an option to acquire the second mortgage on the Spectrum Property.

     "Tax Counsel" means Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company.

     "Three Westlake Note" means the approximately $46.3 million note purchased by the Company and secured by the Three Westlake Park Office Property.

     "Treasury Regulations" means the regulations promulgated by the United States Department of Treasury under the Code.

     "UBTI" means unrelated business taxable income under the Code.

     "Underwriters" means the underwriters set forth in the section of this Prospectus Supplement entitled "Underwriting."

     "Units" means units of ownership interest in the Operating Partnership, each of which (other than those held by CLP, Inc.) is exchangeable on a one-for-one basis for shares of Common Stock or, at the option of the Company, the cash equivalent thereof, and any of them.

PROSPECTUS

                                  $500,000,000

                                [CRESCENT LOGO]

            PREFERRED STOCK, COMMON STOCK AND COMMON STOCK WARRANTS
                            ------------------------

     Crescent Real Estate Equities, Inc. may from time to time offer in one or more series, (i) shares of preferred stock ("Preferred Stock"), (ii) shares of common stock, par value .01 per share ("Common Stock"), and (iii) warrants exercisable for Common Stock ("Common Stock Warrants"), with an aggregate public offering price of up to $500,000,000 in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock, Common Stock and Common Stock Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (ii) in the case of Common Stock, any public offering price; and (iii) in the case of Common Stock Warrants, the specific title and aggregate number, and the issue price and the exercise price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement also will contain information as to all material U.S. federal income tax considerations relevant to an investment in, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such class or series of Securities.

     SEE "RISK FACTORS" AT PAGE 4 OF THIS PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
     THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                            ------------------------

                 The date of this Prospectus is June 18, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: Northwestern Plaza, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed under the Exchange Act by the Company (Exchange Act file number 1-13038) with the Commission and are incorporated herein by reference:

     1. The Company's Registration Statement on Form 8-A filed on April 18, 1994 registering the Common Stock under Section 12(b) of the Exchange Act.

     2. The Proxy Statement in connection with the Company's 1996 Annual Meeting of Stockholders.

     3. The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended on April 29, 1996.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     5. The Company's Current Report on Form 8-K dated August 2, 1994 and filed January 9, 1996, as amended on February 2, 1996 and February 15, 1996.

     6. The Company's Current Report on Form 8-K dated October 3, 1994 and filed January 9, 1996, as amended on February 2, 1996 and February 15, 1996.

     7. The Company's Current Report on Form 8-K dated December 19, 1995 and filed January 3, 1996, as amended on February 2, 1996 and February 15, 1996.

     8. The Company's Current Report on Form 8-K dated April 18, 1996 and filed June 5, 1996.

     All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for copies should be directed to Crescent Real Estate Equities, Inc., 900 Third Avenue, Suite 1800, New York, New York 10022, Attention: Corporate Secretary (telephone number: (212) 836-4216).

                                  THE COMPANY

     Crescent Real Estate Equities, Inc. (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operating as a real estate investment trust (a "REIT"), which succeeded to the real estate investment and operating businesses affiliated with Mr. Richard E. Rainwater, Chairman of the Board of Directors of the Company. As of May 31, 1996, the Company owned a real estate portfolio located primarily in 17 metropolitan submarkets in Texas, Colorado, Arizona and New Mexico including 32 office properties (the "Office Properties") with an aggregate of approximately 9.2 million net rentable square feet, three hotels (the "Hotel Properties") with a total of 1,303 rooms, two retail properties (the "Retail Properties") with an aggregate of approximately .2 million net rentable square feet and real estate mortgages and non-voting common stock in three residential development corporations (the "Residential Development Corporations") that own all or a portion of six single-family residential land developments and three prospective condominium/townhome developments (the "Residential Development Properties"). In addition, the Company owns one mortgage note secured by a Class A office property. The Office Properties, the Hotel Properties, the Retail Properties and the Residential Development Properties are hereafter collectively referred to as the "Properties."

     The Company, as a fully integrated real estate company, provides management, leasing and development services with respect to certain of its Properties. The Company conducts all of its business directly or indirectly through Crescent Real Estate Equities Limited Partnership (the "Operating Partnership") and its other subsidiaries and indirectly through the Residential Development Corporations. As of May 31, 1996, the Company had approximately 200 employees and its eight officers had over 100 years of combined experience in the real estate industry.

                                  RISK FACTORS

     Prospective investors should carefully consider the following summary information in conjunction with the other information contained in this Prospectus and the more detailed information on risks of investment contained in the applicable Prospectus Supplement relating thereto before purchasing Securities.

CONCENTRATION OF ASSETS

     A significant portion of the Company's assets and revenues are derived from Properties located in the Dallas-Fort Worth and Denver metropolitan areas. Due to this geographic concentration, any deterioration in economic conditions in the Dallas-Fort Worth and Denver metropolitan areas or other geographic markets in which the Company in the future may acquire substantial assets could have a substantial effect on the financial condition and results of operations of the Company.

RISKS ASSOCIATED WITH THE ACQUISITION OF SUBSTANTIAL NEW ASSETS

     From the closing of the Company's second public offering in April 1995 through the date of this Prospectus, the Company has experienced rapid growth, increasing its portfolio of Office Properties, on the basis of rentable square feet, by more than 75 percent. There can be no assurance either that the Company will be able to manage its growth effectively or that the Company will be able to maintain its current rate of growth in the future.

PURCHASES FROM FINANCIALLY DISTRESSED SELLERS

     Implementation of the Company's strategy of investing in real estate assets in distressed circumstances has resulted in the acquisition of certain Properties from owners that were in poor financial condition, and such strategy is expected to result in the purchase of additional properties under similar circumstances in the future. In addition to general real estate risks, properties acquired in distress situations present risks related to inadequate maintenance, negative market perception and continuation of circumstances which precipitated the distress originally.

RELIANCE ON KEY PERSONNEL

     The Company is dependent on the efforts of Mr. Richard E. Rainwater, Chairman of the Board of Directors, and other senior management personnel. While the Company believes that it could find replacements for these key executives, the loss of their services could have an adverse effect on the operations of the Company. Mr. Rainwater has no employment agreement with the Company and, therefore, is not obligated to remain with the Company for any specified term. John C. Goff, Chief Executive Officer and Director, and Gerald W. Haddock, President, Chief Operating Officer and Director, have entered into employment agreements with the Company, and Messrs. Rainwater, Goff and Haddock each has entered into a noncompetition agreement with the Company. The Company has not obtained key-man insurance for any of its senior management personnel.

RISKS RELATING TO QUALIFICATION AND OPERATION AS A REIT

     The Company intends to continue to operate in a manner so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A qualified REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders, so long as it distributes at least 95 percent of its taxable income currently and satisfies certain other highly technical and complex requirements. Unlike many REITs, which tend to make only one or two types of real estate investment, the Company invests in a broad range of real estate products, and certain of its investments are more complicated than those of other REITs. As a result, the Company is likely to encounter a greater number of interpretative issues under the REIT qualification rules, and more such issues which lack clear guidance, than are other REITs. The Company, as a matter of policy, regularly consults with outside tax counsel in structuring its new investments. The Company has received an opinion from Shaw, Pittman, Potts and Trowbridge ("Tax Counsel") that the Company qualified as a REIT under the Code for its taxable years ending on or before December 31, 1995, is organized in conformity with the requirements for qualification as a REIT under the Code and its proposed manner of operation will enable it to continue to meet the requirements for qualification as a REIT. However, this opinion is based upon certain representations made by the Company and the Operating Partnership and upon existing law, which is subject to change, both retroactively and prospectively, and to possibly different interpretations. Furthermore, Tax Counsel's opinion is not binding upon either the Internal Revenue Service or the courts. Because the Company's qualification as a REIT in its current and future taxable years depends upon its meeting the requirements of the Code in future periods, no assurance can be given that the Company will continue to qualify as a REIT in the future. If, in any taxable year, the Company were to fail to qualify as a REIT for federal income tax purposes, it would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification were lost. The additional tax liability resulting from the failure to so qualify would significantly reduce the amount of funds available for distribution to stockholders. The applicable Prospectus Supplement will contain information, where applicable, as to all material U.S. federal income tax considerations relevant to an investment in, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

RISKS RELATING TO DEBT

     The Company's organizational documents do not limit the level or amount of debt that it may incur. It is the Company's current policy to pursue a strategy of conservative use of leverage, generally with a ratio of debt to total market capitalization of 50 percent or less, although this policy is subject to reevaluation and modification by the Company and could be increased above 50 percent. The Company has based its debt policy on the relationship between its debt and its total market capitalization, rather than the book value of its assets or other historical measures that typically have been employed by publicly traded REITs, because management believes that market capitalization more accurately reflects the Company's ability to borrow money and meet its debt service requirements. Market capitalization is, however, more variable than book value of assets or other historical measures. There can be no assurance that the ratio of indebtedness to market capitalization (or any other measure of asset value) or the incurrence of debt at any particular level would not adversely affect the financial condition and results of operations of the Company.

RISKS RELATING TO CONTROL OF THE COMPANY

     Ability to Change Policies and Acquire Assets without Stockholder Approval. The Company's operating and financial policies, including its policies with respect to acquisitions, growth, operations, indebtedness, capitalization and distributions, will be determined by the Operating Partnership. The Company generally may revise these policies, from time to time, without stockholder approval. Changes in the Company's policies could adversely affect the Company's financial condition and results of operations. In addition, the Company has the right and intends to acquire additional real estate assets pursuant to and consistent with its investment strategies and policies without stockholder approval.

     Hotel Risks. The Company has leased the Hotel Properties and the lessee of the Hotel Properties, rather than the Company, are entitled to exercise all rights of the owner of the respective hotel. The Company will receive both base rent and a percentage of gross sales above a certain minimum level pursuant to the leases, which expire in 2004 or 2005. As a result, the Company will participate in the economic operations of the Hotel only through its indirect participation in gross sales. To the extent that operations of the Hotel Properties may affect the ability of the lessee of the Hotel Properties to pay rent, the Company also may indirectly bear the risks associated with any increases in expenses. Each of the Hotel Properties is managed pursuant to a management agreement with either Hyatt Corporation or Marriott International. The Company, therefore, will be dependent upon the lessee and managers of the Hotel Properties to manage the operations of the Hotel Properties successfully. As a result, the amount of rent payable to the Company under the leases with respect to the Hotel Properties will depend on the ability of the lessee and managers of the Hotel Properties to maintain and increase revenues from the Hotel Properties. Accordingly, the Company's results of operations will be affected by such factors as changes in general economic conditions, the level of demand for rooms and related services at the Hotel Properties, the ability of the lessee and managers of the Hotel Properties to maintain and increase gross revenues at the Hotel Properties, competition in the hotel industry and other factors relating to the operation of the Hotel Properties.

     Lack of Control of Residential Development Corporations. The Company is not able to elect the boards of directors of the Residential Development Corporations, and does not have the authority to control the management and operation of the Residential Development Corporations. As a result, the Company does not have the right to control the timing or amount of dividends paid by the Residential Development Corporations and, therefore, does not have the authority to require that funds be distributed to it by any of these entities.

     Possible Adverse Consequences of Ownership Limit. The limitation on ownership of shares of Common Stock set forth in the Company's Articles of Incorporation, as well as the provisions of the MGCL, could have the effect of discouraging offers to acquire the Company and of inhibiting or impeding a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the Common Stock in connection with such a transaction. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer."

GENERAL REAL ESTATE RISKS

     Uncontrollable Factors Affecting Performance and Value. The economic performance and value of the Company's real estate assets will be subject to all of the risks incident to the ownership and operation of real estate. These include the risks normally associated with changes in general national, regional and local economic and market conditions. Such local real estate market conditions may include excess supply and competition for tenants, including competition based on rental rates, attractiveness and location of the property and quality of maintenance, insurance and management services. In addition, other factors may affect the performance and value of a property adversely, including changes in laws and governmental regulations (including those governing usage, zoning and taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the Residential Development Properties) and the availability of financing. The success of the Hotel Properties, for example, will be highly dependent upon their ability to compete in such features as access, location, quality of accommodations, room rate structure and, to a lesser extent, the quality and scope of other amenities such as food and beverage facilities.

     Illiquidity of Real Estate Investments. Because real estate investments are relatively illiquid, the Company's ability to vary its portfolio promptly in response to economic or other conditions will be limited. In addition, certain significant expenditures, such as debt service (if any), real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede the ability of the Company to respond to adverse changes in the performance of its investments could have an adverse effect on the Company's financial condition and results of operations.

     Environmental Matters. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its property, as well as certain other costs relating to hazardous or toxic substances. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such substances. The presence of, or the failure to remediate properly, such substances, when released, may adversely affect the owner's ability to sell the affected real estate or to borrow using such real estate as collateral. Such costs or liabilities could exceed the value of the affected real estate. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of the Properties and the Company is not aware of any other environmental condition with respect to any of the Properties that management believes would have a material adverse effect on the Company's business, assets or results of operations. Prior to the Company's acquisition of its Properties, independent environmental consultants conducted or updated Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) on the Properties. None of these Phase I assessments or updates revealed any materially adverse environmental condition not known to the Company or the independent consultants preparing the assessments. There can be no assurance, however, that environmental liabilities have not developed since such environmental assessments were prepared, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability.

REAL ESTATE RISKS SPECIFIC TO THE COMPANY'S BUSINESS

     Acquisition, Lease and Development Risks. There can be no assurance that the Company will be able to implement its investment strategies successfully or that its Property portfolio will expand at all, or at any specified rate or to any specified size. For example, the Company is subject to the risks that, upon expiration, leases for space in the Office Properties and Retail Properties may not be renewed, the space may not be re-leased, or the terms of renewal or re-lease (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the Company intends to continue to pursue development activities with respect to the Residential Development Properties and, in the future, may elect to engage in other development activities.

     Risks of Joint Ownership of Assets. The Company has the right to invest in properties and assets jointly with other persons or entities. Joint ownership of properties, under certain circumstances, may involve risks not otherwise present, including the possibility that the Company's partners or co-investors might become bankrupt, that such partners or co-investors might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-investors may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to invest, contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership, which would use such net proceeds for general business purposes, including the acquisition and development of additional properties and other acquisition transactions, the payment of certain outstanding debt and improvements to certain properties in the Company's portfolio.

                         RATIOS OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Company's ratio of earnings to fixed charges for the year ended December 31, 1994 was 3.85, for the year ended December 31, 1995 was 2.60 and for the three months ended March 31, 1996 was 1.82. There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

     Prior to completion of the Company's initial public offering in May 1994, the Company's predecessors, which consisted of a group of affiliated entities owned and controlled by Mr. Rainwater, utilized traditional single asset mortgage loans and construction loans as their principal source of outside capital. In connection with completion of the initial public offering, the Company reorganized the predecessor entities into a single consolidated entity and substantially deleveraged their asset base. As a result of these factors, the Company does not consider information relating to the ratio of earnings to fixed charges for the periods prior to the completion of the initial public offering to be meaningful.

     For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Articles of Incorporation of the Company authorize the Board of Directors to issue up to 100,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). See "Certain Provisions of the Articles of Incorporation, Bylaws and Maryland Law -- Preferred Stock." The Articles of Incorporation also authorize the issuance of up to an aggregate of 100,000,000 shares of Excess Stock issuable in exchange for Preferred Stock as described below at "Description of Common Stock -- Ownership Limits and Restrictions on Transfer."

     Under the Company's Articles of Incorporation, the Board of Directors may from time to time establish and issue one or more series of Preferred Stock without stockholder approval. The Board of Directors may classify or reclassify any unissued Preferred Stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. Shares of Preferred Stock will, when issued, be fully paid and nonassessable.

     The following description of Preferred Stock sets forth certain general terms and provisions of Preferred Stock to which any Prospectus Supplement may relate. The statements below describing Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and the Company's amended and restated bylaws (the "Bylaws").

     The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock;
(vi) the provision for a sinking fund, if any, for such Preferred Stock; (vii) the provision for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof); (x) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; (xi) a discussion of federal income tax considerations applicable to such Preferred Stock; (xii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xiv) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

     Unless otherwise specified in the Prospectus Supplement, shares of Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock, (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of shares of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are non-cumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any capital shares of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     If so provided in the applicable Prospectus Supplement, any series of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of such shares of Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such shares of Preferred Stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for shares of Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of Preferred Stock of any series shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and
(ii) if such series of

Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and the series of Preferred Stock to be redeemed; (iii) the redemption to be surrendered for payment of the redemption price; (iv) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of shares of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any series of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of shares of such series of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such series of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two Directors.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking senior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the designating amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof, provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the shares of Preferred Stock remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

STOCKHOLDER LIABILITY

     Applicable Maryland law provides that no stockholder, including holders of shares of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Ownership Limits and Restrictions on Transfer," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the designating amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Articles of Incorporation of the Company authorize the Board of Directors to issue up to 250,000,000 shares of Common Stock, par value .01 per share, as well as 250,000,000 shares of Excess Stock, par value .01 per share, issuable in exchange for Common Stock as described below at "-- Ownership Limits and Restrictions on Transfer." The Common Stock is listed on the New York Stock Exchange under the symbol "CEI."

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares present and voting thereon.

OWNERSHIP LIMITS AND RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Code (i) not more than 50% in value of outstanding equity securities of all classes ("Equity Securities") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year;
(ii) the Equity Securities must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (iii) certain percentages of the Company's gross income must come from certain activities.

     To ensure that five or fewer individuals do not own more than 50% in value of the outstanding Equity Securities, the Company's Articles of Incorporation provide generally that no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 8.0% of the issued and outstanding shares of Common Stock or more than 9.9% of the issued and outstanding shares of any series of Preferred Stock, except that Mr. Rainwater and certain related persons together may own, or be deemed to own, by virtue of certain attribution provisions of the Code, up to 17.9% (the "Rainwater Ownership Limit") of the issued and outstanding shares of Common Stock and up to 9.9% of the issued and outstanding shares of any series of Preferred Stock (collectively, the "Ownership Limit"). The Board of Directors, upon receipt of a ruling from the IRS, an opinion of counsel, or other evidence satisfactory to the Board of Directors, in its sole discretion, may waive or change, in whole or in part, the application of the Ownership Limit with respect to any person that is not an individual (as defined in Section 542(a)(2) of the Code). In connection with any such waiver or change, the Board of Directors may require such representations and undertakings from such person or affiliates and may impose such other conditions, as the Board deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of the proposed transaction or ownership of Equity Securities on the Company's status as a REIT. The Board of Directors may reduce the Rainwater Ownership Limit, with the written consent of Mr. Rainwater, after any transfer permitted by the Articles of Incorporation. The Board of Directors may from time to time increase the Common Stock Ownership Limit, except that (i) the Ownership Limit may not be increased and no additional limitations may be created if, after giving effect thereto, the Company would be "closely held" within the meaning of Section 856(h) of the Code, (ii) neither the Common Stock Ownership Limit nor the Preferred Stock Ownership Limit may be increased to a percentage that is greater than 9.9%, (iii) the Rainwater Ownership Limit may not be increased, and (iv) prior to any modification of the Ownership Limit or the Rainwater Ownership Limit with respect to any person, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion, in order to determine or ensure the Company's status as a REIT.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limit is increased. In addition to preserving the Company's status as a REIT for federal income tax purposes, the Ownership Limit may prevent any person or small group of persons from acquiring control of the Company.

     If an issuance, transfer or acquisition of Equity Securities would result in a holder exceeding the Ownership Limit, would cause the Company to be beneficially owned by less than 100 persons, would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or would otherwise result in the Company failing to qualify as a REIT for federal income tax purposes, such issuance, transfer or acquisition shall be null and void to the intended transferee or holder, and the intended transferee or holder will acquire no rights to the shares. Equity Securities owned, transferred or proposed to be transferred in excess of the Ownership Limit or which would otherwise jeopardize the Company's status as a REIT under the Code will automatically be converted to shares of Excess Stock. A holder of Excess Stock is not entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee on Excess Stock pursuant to the Company's Articles of Incorporation shall be repaid to the Company upon demand. Excess Stock will be subject to repurchase by the Company at its election. The purchase price of any Excess Stock will be equal to the lesser of (a) the price in such proposed transaction or (b) either (i) if the shares are then listed on the New York Stock Exchange, the fair market value of such shares reflected in the average closing sales prices for the shares on the 10 trading days immediately preceding the date on which the Company or its designee determines to exercise its repurchase right; or (ii) if the shares are not then so listed, such price for the shares on the principal exchange (including the National Market System of the Nasdaq Stock Market on which the shares are listed; or
(iii) if the shares are not then listed on a national securities exchange, the latest quoted price for the shares; or (iv) if not quoted, the average of the high bid and low asked prices if the shares are then traded over-the-counter, as reported by the Nasdaq Stock Market; or (v) if such system is no longer in use, the principal automated quotation system then in use; or (vi) if the shares are not quoted on such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares; or (vii) if there is no such market maker or such closing prices otherwise are unavailable, the fair market value, as determined by the Board of Directors in good faith, on the last trading day immediately preceding the day on which notice of such proposed purchase is sent by the Company. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

     The Company has the authority at any time to waive the requirement that Excess Stock be issued or be deemed outstanding in accordance with the provisions of the Articles of Incorporation if the issuance of such Excess Stock or the fact that such Excess Stock is deemed to be outstanding would, in the opinion of nationally recognized tax counsel, jeopardize the status of the Company as a REIT for federal income tax purposes.

     All certificates representing Equity Securities will bear a legend referring to the restrictions described above.

     The Articles of Incorporation of the Company provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding Equity Securities (or such lower percentage as may be set by the Board of Directors), must file an affidavit with the Company containing information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code, as applicable to a REIT, or to comply with the requirements of an authority or governmental agency.

     The ownership limitations described above may have the effect of precluding acquisitions of control of the Company by a third party. See "Certain Provisions of the Articles of Incorporation, Bylaws and Maryland Law."

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Common Stock is The First National Bank of Boston.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Common Stock Warrants; (ii) the aggregate number of such Common Stock Warrants; (iii) the price or prices at which such Common Stock Warrants will be issued; (iv) the number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (v) the designation and terms of any other Securities offered thereby with which such Common Stock Warrants are to be issued and the number of such Common Stock Warrants issued with each such Security offered thereby; (vi) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (vii) the price at which the shares of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (viii) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire;
(ix) the minimum or maximum number of such Common Stock Warrants which may be exercised at any one time; (x) information with respect to book entry procedures, if any; (xi) any limitations on the acquisition or ownership of such Common Stock Warrants which may be required in order to maintain the status of the Company as a REIT; (xii) a discussion of certain federal income tax considerations; and (xiii) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

              CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION,
                            BYLAWS AND MARYLAND LAW

     The Articles of Incorporation and the Bylaws of the Company contain certain provisions that may inhibit or impede acquisition or attempted acquisition of control of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and increase the likelihood of negotiations, which might outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in improvement of terms. The description set forth below is a summary only, and is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer."

STAGGERED BOARD OF DIRECTORS

     The Articles of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The classification of the Board of Directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors, because only a minority of the directors are up for election, and may be replaced by vote of the stockholders, at any one time. The Company believes however, that the longer terms associated with the classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions also could have the effect of discouraging a third party from accumulating a large block of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and some, or a majority, of its stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of Common Stock at a higher price than might otherwise be available.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The Articles of Incorporation provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances ("Preferred Holders' Rights"), the number of directors will be fixed by the Bylaws. See "Description of Preferred Stock -- Voting Rights." The Bylaws provide that, subject to any Preferred Holders' Rights, the number of directors will be fixed by the Board of Directors, but must not be more than 25 nor less than three. In addition, the Bylaws provide that, subject to any Preferred Holders' Rights, and unless the Board of Directors otherwise determines, any vacancies (other than vacancies created by an increase in the total number of directors) will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, and any vacancies created by an increase in the total number of directors may be filled by a majority of the entire Board of Directors. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and then filling the new directorship with such stockholder's own nominees.

     The Articles of Incorporation and the Bylaws provide that, subject to any Preferred Holders' Rights, directors may be removed only for cause upon the affirmative vote of holders of at least 80% of the entire voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD OF DIRECTORS

     The Articles of Incorporation provide that, in determining what is in the best interest of the Company in evaluating a "business combination," "change in control" or other transaction, a director of the Company shall consider all of the relevant factors, which may include (i) the immediate and long-term effects of the transaction on the Company's stockholders, including stockholders, if any, who do not participate in the transaction; (ii) the social and economic effects of the transaction on the Company's employees, suppliers, creditors and customers and others dealing with the Company and on the communities in which the Company operates and is located; (iii) whether the transaction is acceptable, based on the historical and current operating results and financial condition of the Company; (iv) whether a more favorable price would be obtained for the Company's stock or other securities in the future; (v) the reputation and business practices of the other party or parties to the proposed transaction, including its or their management and affiliates, as they would affect employees of the Company; (vi) the future value of the Company's securities; (vii) any legal or regulatory issues raised by the transaction; and
(viii) the business and financial condition and earnings prospects of the other party or parties to the proposed transaction including, without limitation, debt service and other existing financial obligations, financial obligations to be incurred in connection with the transaction, and other foreseeable financial obligations of such other party or parties. Pursuant to this provision, the Board of Directors may consider subjective factors affecting a proposal, including certain nonfinancial matters, and, on the basis of these considerations, may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some, or a majority, of the Company's stockholders.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of the Chairman or the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. In general, for notice of stockholder nominations or proposed business to be conducted at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

     The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such nominees or business, as well as to ensure an orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors power to block stockholder nominations for the election of directors or proposal for action, they may have the effect of discouraging a stockholder from proposing nominees or business, precluding a contest for the election of directors or the consideration of stockholder proposals if procedural requirements are not met, and deterring third parties from soliciting proxies for a non-management slate of directors or proposal, without regard to the merits of such slate or proposal.

PREFERRED STOCK

     The Articles of Incorporation authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights and other terms of such series. See "Description of Preferred Stock." The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention to do so, it could, in the future, issue a series of Preferred Stock which, due to its terms, could impede a merger, tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium over then prevailing market prices for their shares of Common Stock.

AMENDMENT OF ARTICLES OF INCORPORATION

     The Articles of Incorporation may be amended only by the affirmative vote of the holders of not less than that percentage (currently two-thirds) of the votes entitled to be cast as would be required to amend the Articles of Incorporation pursuant to the Maryland General Corporation Law, as amended (the "MGCL").

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     The Articles of Incorporation authorize the Board of Directors to create and issue rights entitling the holders thereof to purchase from the Company shares of capital stock or other securities or property. The times at which and terms upon which such rights are to be issued are within the discretion of the Board of Directors. This provision is intended to confirm the Board of Director's authority to issue share purchase rights which could have terms that would impede a merger, tender offer or other takeover attempt, or other rights to purchase securities of the Company or any other entity.

BUSINESS COMBINATIONS

     The MGCL establishes special requirements with respect to "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's shares is (an "Interested Stockholder"), subject to certain exemptions. In general, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Stockholder. Thereafter, such transactions must be (i) approved by the Board of Directors of such corporation and (ii) approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of voting shares other than voting shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of such corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares owned by the acquiror and officers and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquiror to vote (i) 20% or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of the outstanding shares. Control shares do not include shares that the acquiring person is entitled to vote on the basis of prior stockholder approval. A "control share acquisition" means the acquisition of control shares subject to certain exemptions.

     A person who has made or proposed to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at a stockholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or if the acquisition is approved or excepted by the Articles of Incorporation or Bylaws of the corporation prior to a control share acquisition.

OWNERSHIP LIMIT

     The limitation on ownership of shares of Common Stock set forth in the Company's Articles of Incorporation, as well as the provisions of the MGCL, could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer."

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in the Securities. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (ii) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA; (iii) whether the investment is prudent under Section 404(a)(1)(B) of ERISA; and (iv) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

     In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Securities might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

     The prohibited transactions rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") setting out the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

     Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Securities will be sold in an offering registered under the Securities Act and registered under Section 12(b) of the Exchange Act.

     The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. The Company expects the Securities to be "widely held" upon completion of any offering.

     The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as will be the case with any offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles of Incorporation on the transfer of the Securities are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Securities to be "freely transferable." See "Common Stock -- Ownership Limits and Restrictions on Transfer." The Company also believes that the restrictions that apply to the Common Stock to be held by members of the Rainwater Group and that derive from contractual arrangements requested by the underwriters in connection with the initial public offering of the Company are unlikely to result in the failure of the Securities to be "freely transferable." The DOL Regulation only establishes a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department would not reach a contrary conclusion with respect to the Securities. Any additional transfer restrictions imposed on the transfer of the Securities will be discussed in the applicable Prospectus Supplement.

     Assuming that the Securities will be "widely held" and "freely transferable," the Company believes that the Securities will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any plan that invests in the Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in an applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     Subject to the approval of the stockholders, the Company may also offer and sell directly to Mr. Richard E. Rainwater, the Chairman of the Board of Directors of the Company, and entities owned by him (collectively "Rainwater") up to 19.73% of any Securities offered pursuant to this Prospectus, at the same price and on the same terms as the Securities are otherwise offered, in order to permit Rainwater to maintain the same current percentage ownership level in the Company. The Company also may offer and sell to Rainwater, in lieu of such Securities, but on equivalent terms, units of ownership interest in the Operating Partnership ("Units") that are exchangeable for Common Stock on a one-for-one basis. No underwriting compensation will be paid by the Company to underwriters or agents in connection with any offer and sale of Securities or Units to Rainwater. The offer of Securities or Units to Rainwater in connection with any offering of Securities will be disclosed in the applicable Prospectus Supplement.

                                    EXPERTS

     The financial statements and schedule incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The report of Arthur Andersen LLP with respect to the combined financial statements and schedules of the Rainwater Property Group (as defined in the financial statements and schedule incorporated by reference herein) is based in part on the report of KPMG Peat Marwick LLP, independent public accountants, on the combined statement of operations, owners' deficit, and cash flows of The Crescent property and in reliance upon the authority of KPMG Peat Marwick LLP as experts in accounting and auditing.

     The financial statements incorporated in this Prospectus by reference to the Company's Current Reports on Form 8-K (i) dated August 2, 1994 and filed on January 9, 1996, as amended on February 2, 1996 and February 15, 1996, (ii) dated October 3, 1994 and filed on January 9, 1996, as amended on February 2, 1996 and February 15, 1996, and (iii) dated April 18, 1996 and filed on June 5, 1996, respectively, relating to the Caltex House, Regency Plaza One, Two Renaissance Square, Waterside Commons, Stanford Corporate Centre, MCI Tower, Denver Marriott City Center, Ptarmigan Place, Albuquerque Facility, the Hyatt Regency Albuquerque and 301 Congress properties and for East-West Properties, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated October 3, 1994 and filed on January 9, 1996, as amended on February 2, 1996 and February 15, 1996, relating to Spectrum Center have been audited by Huselton & Morgan, independent public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the issuance of the Securities will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge. Certain legal matters relating to federal income tax considerations will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

        The inside back cover displays two pictures of Properties owned by the Company. The pictures are (i) Albuquerque Plaza and the Hyatt Regency Albuquerque in Albuquerque, New Mexico and (ii) 3333 Lee Parkway in Dallas, Texas.

================================================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                       ----------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.......... S-3
The Company............................ S-10
Recent Developments.................... S-12
Properties............................. S-18
Use of Proceeds........................ S-40
Debt Structure......................... S-41
Price Range of Common Stock and
  Distributions........................ S-41
Capitalization......................... S-43
Selected Financial Data................ S-44
Management............................. S-47
Structure of the Company............... S-47
Federal Income Tax Considerations...... S-48
Underwriting........................... S-61
Experts................................ S-62
Legal Matters.......................... S-62
Additional Available Information....... S-62
Glossary............................... S-63
                 PROSPECTUS
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
The Company............................   4
Risk Factors...........................   4
Use of Proceeds........................   8
Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends............................   8
Description of Preferred Stock.........   8
Description of Common Stock............  13
Description of Common Stock Warrants...  15
Certain Provisions of the Articles of
  Incorporation, Bylaws and Maryland
  Law..................................  16
ERISA Considerations...................  19
Plan of Distribution...................  21
Experts................................  22
Legal Matters..........................  22

                               10,000,000 SHARES

                                [CRESCENT LOGO]

                                  COMMON STOCK
                        -------------------------------

                             PROSPECTUS SUPPLEMENT

                        -------------------------------

                              MERRILL LYNCH & CO.

                           DEAN WITTER REYNOLDS INC.

                            PAINEWEBBER INCORPORATED

                               SMITH BARNEY INC.
                               SEPTEMBER 27, 1996

================================================================================